  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 1997

                                                     REGISTRATION NO. 333-22885
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                                  RAMBUS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------
         DELAWARE                    3674                    77-0449233
   (STATE OR OTHER            (PRIMARY STANDARD           (I.R.S. EMPLOYER
   JURISDICTION OF                INDUSTRIAL           IDENTIFICATION NUMBER)
   INCORPORATION OR          CLASSIFICATION CODE
    ORGANIZATION)                  NUMBER)

                              2465 LATHAM STREET
                            MOUNTAIN VIEW, CA 94040
                                (415) 903-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                                  GARY HARMON
                  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                  RAMBUS INC.
                              2465 LATHAM STREET
                            MOUNTAIN VIEW, CA 94040
                                (415) 903-3800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:

         RICHARD J. CHAR, ESQ.                GORDON K. DAVIDSON, ESQ.
         GAIL C. HUSICK, ESQ.                EILEEN DUFFY ROBINETT, ESQ.
      J. MICHAEL ARRINGTON, ESQ.              JEFFERY L. DONOVAN, ESQ.
   WILSON SONSINI GOODRICH & ROSATI              FENWICK & WEST LLP
       PROFESSIONAL CORPORATION                 TWO PALO ALTO SQUARE
          650 PAGE MILL ROAD                 PALO ALTO, CALIFORNIA 94306
      PALO ALTO, CALIFORNIA 94304                  (415) 494-0600
            (415) 493-9300

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 TITLE OF EACH CLASS OF                       PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
    SECURITIES TO BE         AMOUNT TO BE      OFFERING PRICE      AGGREGATE      REGISTRATION
       REGISTERED             REGISTERED       PER SHARE (2)   OFFERING PRICE (2)     FEE
-------------------------------------------------------------------------------
Common Stock, $.001 par
 value.................  3,162,500 shares (1)      $10.00         $31,625,000      $9,584 (3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Includes 412,500 shares that the Underwriters have the option to purchase solely to cover over-allotment, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a).

(3) Fee of $12,448 paid with initial filing.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE +
+WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE        +
+SECURITIES LAWS OF ANY SUCH JURISDICTION.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued April 11, 1997

                             2,750,000 Shares

                                 [RAMBUS LOGO]

                                  RAMBUS INC.
                                  COMMON STOCK

                                  -----------

 ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $8 AND $10 PER SHARE. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. APPLICATION HAS BEEN MADE TO HAVE THE COMMON STOCK APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "RMBS."

                                  -----------

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

                       COMMENCING ON PAGE 5 HEREOF.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
                                             -------- -------------- -----------
Per Share...................................   $          $             $
Total(3)....................................  $          $             $

-----

  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

  (2)Before deducting expenses of the offering payable by the Company estimated at $1,100,000.

  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 412,500 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $  , $   and $  , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Fenwick & West LLP, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about     , 1997, at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.
         Incorporated
       HAMBRECHT & QUIST
                                                   ROBERTSON, STEPHENS & COMPANY

      , 1997

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  UNTIL     , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
The Company.........................    4
Risk Factors........................    5
Use of Proceeds.....................   14
Dividend Policy.....................   14
Capitalization......................   15
Dilution............................   16
Selected Consolidated Financial
 Data...............................   17
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   18

                                     PAGE
                                     ----
Business............................  28
Management..........................  42
Certain Transactions................  51
Principal Stockholders..............  54
Description of Capital Stock........  57
Shares Eligible for Future Sale.....  63
Underwriters........................  65
Legal Matters.......................  67
Experts.............................  67
Additional Information..............  67
Index to Consolidated Financial
 Statements......................... F-1


                               ----------------

  The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by its independent auditors and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

                               ----------------

  RDRAM and the Rambus logo are registered trademarks, and Rambus, RAC, Rambus Channel, RModule and RSocket are trademarks of the Company. This Prospectus also includes product names and other trade names and trademarks of the Company and of other organizations.

                               ----------------

  Unless otherwise indicated, the information in this Prospectus: (i) gives effect to the conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon completion of this offering and (ii) does not give effect to exercise of the Underwriters' over-allotment option.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

Left side of gatefold, insider cover page:
------------------------------------------

left half of page:   caption - "Since 1980, the typical operating frequency of
Intel and other mainstream microprocessors has increased approximately 40 times from 5 MHz (million cycles per second) to 200 MHz. During this same period, the typical operating frequency of DRAMs has only increased by approximately ten times. This growing disparity between the frequency of microprocessors and DRAMs is termed the "Performance Gap."

right half of page:

        Heading - "Traditional DRAM Memory System"

        diagram showing Processor/Controller connecting to multiple DRAMs with individual connections.

        caption - "Conventional memory systems have addressed the Performance Gap using a "wide bus" approach. This approach uses many DRAM components in a wide, parallel bus and requires many connections to the logic integrated circuits. While this can increase memory bandwidth, it also results in complex circuit boards and costly systems. In addition, there is a limit to which the bandwidth can be increased due to the limited number of connections available on the integrated circuit."

        Heading - "Rambus Solution"

        diagram showing Processor/Controller connecting to multiple RDRAMs with a single connection.

        caption - "Rambus has created a revolutionary chip-to-chip interface architecture which allows data to be transferred through a simplified bus at significantly higher frequencies - 600 megabytes per second - than permitted by conventional technologies. System performance can be further enhanced by applying Rambus interface technology to multiple channels on a logic integrated circuit. The result is greatly increased memory bandwidth and reduced costs."

Right side of gatefold, insider cover page:
-------------------------------------------

Heading - "Selected RDRAM licensees, Rambus logic IC licensees and systems companies that have adopted Rambus technology"

     artwork consists of Company logos -


LSI Logic             Toshiba      LG Semicon

Cirrus Logic          MoSys        Hyundai

     Creative Labs         Nintendo

SGS Thomson           Oki      Chromatic Research

     Samsung               Silicon Graphics

Mitsubishi            NEC      Hitachi

                               PROSPECTUS SUMMARY
  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY
  Rambus Inc. ("Rambus" or the "Company") designs, develops, licenses and markets high-speed chip-to-chip interface technology to enhance the performance and cost-effectiveness of consumer electronics, computer systems and other electronic systems. The Company licenses semiconductor companies to manufacture and sell memory and logic ICs incorporating Rambus interface technology and markets its solution to systems companies to encourage them to design Rambus interface technology into their products. The Company's technology cost-effectively increases the data transfer rate or "memory bandwidth," allowing semiconductor memory devices to keep pace with faster generations of processors and controllers, and thus supports the accelerating data transfer requirements of multimedia and other high-bandwidth applications.

  The high-speed interface technology Rambus has developed is applicable to data transfer between most semiconductor chips. The Company has initially chosen to concentrate the application of its technology on the interface between logic ICs and memory devices because of the acute performance needs and the relevant market sizes. The Company believes that the systems which will best utilize the high bandwidth provided by current Rambus technology are the relatively high-volume, low-cost systems in which the cost of the memory subsystems represents a significant portion of the selling price. To date, the principal applications for the Company's technology have been in the consumer multimedia, PC multimedia and workstation multimedia markets. These areas accounted for the sale of approximately $13,000, $11 million and $447 million of Rambus ICs by Rambus licensees in calendar 1994, 1995 and 1996, respectively. Although period-to-period changes in the Company's revenues are dependent upon numerous factors other than changes in sales of Rambus ICs, the Company believes that increases in sales of Rambus ICs are an indication of the level of market acceptance of the Company's technology to date. Systems companies utilizing Rambus technology in these multimedia markets include Nintendo, Silicon Graphics, Chromatic Research and Creative Labs. The Company's licensees include Cirrus Logic, Hitachi, Hyundai Electronics, IBM, LG Semicon, LSI Logic, Micron Technology, Inc., Mitsubishi, NEC, Oki Electric Industry, Samsung Electronics, SGS-THOMSON and Toshiba, which in the aggregate accounted for approximately 83% of the Company's revenues in the first half of fiscal 1997. Other applications currently being developed for Rambus technology include multifunction peripheral controllers for combination fax/copier/scanner/laser printer devices, and networking equipment such as high-speed ethernet switches. In addition, the Company and Intel Corporation have entered into a development and license agreement and are working together to develop an extension of the Rambus interface technology optimized for the PC main memory market segment.

                                  THE OFFERING

Common Stock offered........  2,750,000 shares
Common Stock to be outstand-
 ing after the offering.....  21,453,651 shares(1)
Use of proceeds.............  For general corporate purposes, including working capital and capital expenditures
Proposed Nasdaq National
 Market symbol..............  RMBS

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       SIX MONTHS ENDED
                                 YEAR ENDED SEPTEMBER 30,                  MARCH 31,
                          -------------------------------------------  ------------------
                           1992     1993     1994     1995     1996      1996      1997
                          -------  -------  -------  -------  -------  --------  --------
CONSOLIDATED STATEMENTS
OF OPERATIONS DATA:                                                       (UNAUDITED)
Total revenues..........  $ 1,916  $ 3,371  $ 5,000  $ 7,364  $11,270  $  5,072  $ 11,425
Total costs and
 expenses...............    7,663    9,333   11,197   13,417   15,838     7,328    10,909
Operating income
 (loss).................   (5,747)  (5,962)  (6,197)  (6,053)  (4,568)   (2,256)      516
Net income (loss).......   (6,594)  (6,336)  (6,629)  (7,020)  (4,415)   (2,235)      388
Pro forma net income
 (loss) per share(2)....                                      $ (0.25)           $   0.02
Pro forma shares used in
 per share
 calculations(2)........                                       17,385              20,083

                             MARCH 31, 1997
                         ------------------------
                          ACTUAL   AS ADJUSTED(3)
                         --------  --------------
CONSOLIDATED BALANCE
SHEET DATA:                    (UNAUDITED)
Cash, cash equivalents
 and marketable
 securities............. $ 10,492     $32,410
Total assets............   23,843      45,761
Total debt(4)...........      847         847
Stockholders' equity
 (deficit)..............  (11,065)     10,853

-------

(1) Based on the number of shares of Common Stock outstanding as of March 31, 1997. Excludes 2,174,470 shares of Common Stock issuable upon the exercise of options outstanding under the Company's 1990 Stock Plan at March 31, 1997, with a weighted average exercise price of $2.70 per share, and 83,500 shares of Common Stock issuable upon the exercise of options granted under the Company's 1990 Stock Plan subsequent to March 31, 1997, with a weighted average exercise price of $8.00 per share. Also excludes (i) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Plan, (ii) 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan and (iii) 1,000,000 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $10.00 per share. See "Capitalization," "Management-- Stock Plans" and Notes 10 and 17 of Notes to Consolidated Financial Statements.
(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of pro forma net income (loss) per share and the pro forma shares used in per share calculations.

(3) Adjusted to reflect the sale by the Company of 2,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

(4) Total debt consists of indebtedness for capital lease obligations.

                                  THE COMPANY

  Rambus designs, develops, licenses and markets high-speed chip-to-chip interface technology to enhance the performance and cost-effectiveness of consumer electronics, computer systems and other electronic systems. The Company licenses semiconductor companies to manufacture and sell memory and logic ICs incorporating Rambus interface technology and markets its solution to systems companies to encourage them to design Rambus interface technology into their products. The Company's technology cost-effectively increases the data transfer rate, or "memory bandwidth," allowing semiconductor memory devices to keep pace with faster generations of processors and controllers and thus supports the accelerating data transfer requirements of multimedia and other high-bandwidth applications.

  The performance of a computer or other electronic system is typically constrained by the speed of its slowest element. In the past, that element was the logic IC that controlled the system's specific functions and performed calculations--the microprocessor. In recent years, however, new generations of microprocessors have become substantially faster and more powerful, and increasingly the bottleneck in system performance is becoming the component that stores the instructions and data needed by the microprocessor--the DRAM. Since 1980, the typical operating frequency of Intel and other mainstream microprocessors has increased approximately 40 times from 5 MHz (million cycles per second) to 200 MHz. During this same period, the typical operating frequency of DRAMs has increased by approximately ten times. This growing disparity between the frequency of microprocessors and DRAMs is termed the "Performance Gap."

  Rambus has created a revolutionary chip-to-chip interface architecture, which allows data to be transferred through a simplified bus at significantly higher frequencies than permitted by conventional technologies. Rambus has focused the application of its interface technology on the Performance Gap and licenses its interface technology to memory and logic semiconductor manufacturers, which incorporate this interface technology into their IC designs to supply systems companies with Rambus ICs. The key elements of the Rambus interface are Rambus-based DRAMs ("RDRAMs"), Rambus ASIC cells ("RACs") and the interconnecting circuitry known as the "Rambus Channel." While Rambus technology can be used to address a wide variety of chip-to-chip data transfer requirements, the largest immediate application is to connect logic circuits to memory in home video games, PCs, workstations and other electronic systems.

  To date, the principal applications for the Company's technology have been in the consumer multimedia, PC multimedia and workstation multimedia markets. These areas accounted for the sale of approximately $13,000, $11 million and $447 million of Rambus ICs by Rambus licensees in calendar 1994, 1995 and 1996, respectively. Although period-to-period changes in the Company's revenues are dependent upon numerous factors other than changes in the sales of Rambus ICs, such as the structure of royalty arrangements with particular licensees, the level of prepaid royalties to be offset, the mix of royalty-bearing sales between RDRAMs and RACs and the one quarter lag time between sales by licensees and the receipt of royalties by the Company, the Company believes that increases in sales of Rambus ICs indicate the level of market acceptance of the Company's technology to date. Systems companies utilizing Rambus technology in the consumer multimedia, PC multimedia and workstation multimedia markets include Nintendo, Silicon Graphics, Chromatic Research and Creative Labs. The Company's licensees include Cirrus Logic, Hitachi, Hyundai Electronics, IBM, LG Semicon, LSI Logic, Micron Technology, Inc., Mitsubishi, NEC, Oki Electric Industry, Samsung Electronics, SGS-THOMSON and Toshiba, which in the aggregate accounted for approximately 83% of the Company's revenues in the first half of fiscal 1997. Other applications currently being developed for Rambus technology include multifunction peripheral controllers for combination fax/copier/scanner/laser printer devices, and networking equipment such as high-speed ethernet switches. In addition, the Company and Intel Corporation have entered into a development and license agreement and are working together to develop an extension of the Rambus interface technology optimized for the PC main memory market segment.

  The Company was incorporated in California in March 1990 and reincorporated in Delaware in March 1997. The Company's principal executive offices are located at 2465 Latham Street, Mountain View, CA 94040. Its telephone number is (415) 903-3800. The Company's home page can be located on the Internet at http://www.rambus.com. Information contained on the Company's Web site does not constitute part of this Prospectus.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Unpredictable and Fluctuating Operating Results. Because many of the Company's revenue components fluctuate and are difficult to predict, and its expenses are largely independent of revenues in any particular period, it is difficult for the Company to accurately forecast revenues and profits or losses. Historically, contract revenues have represented the largest portion of the Company's revenues. The Company recognizes contract revenues ratably over the period during which post-contract customer support is expected to be provided. While this means that contract revenues from current licenses are relatively predictable, accurate prediction of revenues from new licenses is difficult because the development of a business relationship with a potential licensee is a lengthy process, frequently spanning a year or more, and the fiscal period in which a new license agreement will be entered into, if at all, and the financial terms of such an agreement are difficult to predict. In addition to license fees, contract revenues include fees for engineering services, which are dependent upon the varying level of assistance desired by licensees and, therefore, the revenue from these services is also difficult to predict. Adding to the complexity of making accurate financial forecasts is the fact that certain expenses associated with a particular contract are typically front-end loaded, except for expenses associated with upgrades and enhancements, whereas contract fees associated with that contract are recognized ratably over the period during which the post-contract customer support is expected to be provided.

  Royalties accounted for approximately 25.9% of total revenues in the first half of fiscal 1997, and the Company believes that royalties will represent an increasing portion of total revenue in future periods, which may add to the difficulty in making accurate financial forecasts. Such royalties (other than nonrefundable prepaid royalties) are recognized in the quarter in which the Company receives a report from a licensee regarding the shipment of Rambus ICs in the prior quarter, and are dependent upon fluctuating sales volumes and prices of chips containing Rambus technology, all of which are beyond the Company's ability to control or assess in advance. A few contracts include nonrefundable prepaid royalties, which are recognized ratably over the period during which post-contract customer support is expected to be provided, and are not related to the actual rate at which Rambus ICs are shipped by the licensee. Accordingly, the amount of nonrefundable, prepaid royalties recognized in a period is not necessarily representative of the rate at which the nonrefundable, prepaid royalties are being offset by royalties earned on shipments made. The Company believes that its continued success will be substantially dependent upon royalties increasing at a rate which more than offsets decreases in the recognition of deferred revenue under existing contracts as their recognition periods expire, as well as the Company's ability to add new licensees and to license new generations of its technology to its existing licensees. Because a systems company can change its source of Rambus ICs at any time, and because the new Rambus license source could have a considerable nonrefundable, prepaid royalty balance as well as different royalty rates, any such change by a systems company, particularly one which accounts for substantial volumes of Rambus ICs, could have a sudden and significant adverse effect on the Company's revenues.

  The Company's business is subject to a variety of additional risks that could materially adversely affect quarterly and annual operating results, including market acceptance of the Company's technology; systems companies' acceptance of Rambus ICs produced by the Company's licensees; market acceptance of the products of systems companies which have adopted the Company's technology; the loss of any strategic relationships with systems companies or licensees; announcements or introductions of new technologies or products by the Company or the Company's competitors; delays or problems in the introduction or performance of enhancements or future generations of the Company's technology; fluctuations in the market price and demand for DRAMs and logic ICs into which the Company's technology has been incorporated; competitive pressures resulting in lower contract revenues or royalty rates; changes in the Company's and system companies' development schedules and levels of expenditure on research and development; personnel changes, particularly those involving engineering and technical personnel; costs associated with protecting the Company's intellectual property; changes in Company strategies; foreign exchange rate fluctuations or other changes in the international business climate; and general economic trends and other factors.

  The Company has granted to Intel Corporation a warrant for the purchase of 1,000,000 shares of Common Stock at an exercise price of $10.00 per share. The warrant will become exercisable only upon the achievement of certain milestones, resulting in a charge to the statement of operations at the time achievement of the milestones becomes probable for the excess of the then fair value of the warrant over the exercise price.

  In future quarters, the Company's operating results may not meet the expectations of public market analysts or investors. In such an event, the market price of the Common Stock would be materially adversely affected. See "--Dependence upon Limited Number of Licensees," "--Dependence upon Systems Companies," "--No Assurance of Adoption of Rambus Technology as an Industry Standard" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  History of Losses; No Assurance of Profitability. As of March 31, 1997, the Company's accumulated deficit was approximately $34.1 million. While the Company generated net income for the first time in the quarter ended December 31, 1996, it incurred significant losses in each quarter of fiscal 1996 and in each quarter of its prior fiscal years. There can be no assurance that in the future the Company will be profitable on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence upon Limited Number of Licensees. The Company neither manufactures nor sells devices containing its interface technology. Rather, the Company licenses its technology to semiconductor companies which in turn manufacture and sell Rambus ICs to systems companies which incorporate Rambus technology into their products. The Company's strategy to become an industry standard is dependent upon the Company's ability to make its technology widely available to systems companies through multiple semiconductor manufacturers, and there can be no assurance that the Company will be successful in maintaining its relationships with its current licensees or in entering into new relationships with additional licensees. The Company faces numerous risks in successfully obtaining licensees on terms consistent with the Company's business model, including, among others, the lengthy and expensive process of building a relationship with a potential licensee before there is any assurance of a license agreement with such party; persuading large semiconductor companies to work with, to rely for critical technology on, and to disclose proprietary manufacturing technology to, a smaller company such as Rambus; persuading potential licensees to bear certain development costs associated with Rambus technology and to make the necessary investment to successfully produce Rambus ICs; and successfully transferring technical know-how to licensees. In addition, there are a relatively limited number of larger semiconductor companies to which the Company could license its interface technology in a manner consistent with its business model. The Company believes that its principal competition may come from its licensees and prospective licensees, many of which are evaluating and developing products based on alternative technologies. See "--Competition" and "Business--Rambus Licensees."

  Dependence upon Systems Companies. Although sales of Rambus ICs to systems companies which have adopted the Company's technology for their products are not made directly by the Company, such sales directly affect the amount of royalties received by the Company. Therefore, the Company's success is substantially dependent upon the adoption of the Company's interface technology by systems companies, particularly those which develop and market high-volume business and consumer products such as home video games and PCs. The Company is subject to many risks beyond its control that influence the success or failure of a particular systems company, including among others competition faced by the systems company in its particular industry; market acceptance of the systems company's products; the engineering, sales and marketing and management capabilities of the systems company; technical challenges unrelated to Rambus technology faced by the systems company in developing its products; and the financial and other resources of the systems company. The process of persuading systems companies to adopt the Company's technology can be lengthy and, even if adopted, there can be no assurance that the Rambus technology will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in significant royalties to the Company. Rambus must dedicate substantial resources to market to and support systems companies, in addition to supporting the sales and marketing and technical efforts of its licensees in promoting Rambus technology to systems companies. To date, the Company has not charged systems companies for technical support. Because the Company does not control the business practices of its licensees, it has no ability to establish the prices at which its technology is made available to systems companies or the degree to which its licensees promote Rambus technology to systems companies. See "Business--The Rambus Solution," "--Target Markets and Applications" and "--Rambus Business Model and Strategy."

  No Assurance of Adoption of Rambus Technology as an Industry Standard. An important part of the Company's strategy to become an industry standard is to penetrate new markets by targeting leaders in those markets. This strategy is designed to encourage other participants in those markets to follow such leaders in adopting Rambus technology. Should a high profile industry participant adopt Rambus technology for one or more of its products but fail to achieve success with those products, other industry participants' perception of Rambus technology could be adversely affected. Any such event could reduce future sales of Rambus ICs. Likewise, were a market leader to adopt and achieve success with a competing technology, the Company's reputation and sales could be adversely affected. In addition, some industry participants have adopted, and others may in the future adopt, a strategy of disparaging the Rambus solution adopted by their competitors. Failure of the Company's technology to be adopted as an industry standard would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Competition", "Business--Target Markets and Applications" and "--Competition."

  Future Dependence upon PC Main Memory Market Segment and Intel. An important part of the Company's strategy is to penetrate the market segment for PC main memory. Rambus believes that PC main memory currently accounts for approximately one-half of all DRAMs sold. In November 1996, Rambus signed a development and license contract with Intel Corporation which provides for the parties to cooperate in the development of a specification for an extension of the RDRAM optimized for PC main memory applications. The contract also calls for Intel to use reasonable best efforts to develop a PC main memory controller designed for use with such RDRAMs. The anticipated development period for the new RDRAM technology is at least two years and there are a number of technological issues which must be successfully resolved prior to implementation. There can be no assurance that Intel will successfully develop a controller for use with RDRAMs in time to meet market requirements, or at all. Under the contract, Intel can terminate its relationship with Rambus at any time. Even if such development efforts are completed, there is no assurance that RDRAMs will be built by the Company's licensees and purchased by PC manufacturers in sufficient quantity to become a standard for PC main memory. The Company established a relationship with Intel several years ago, but Intel did not at that time pursue development relating to Rambus technology. There can be no assurance that Intel's current emphasis or priorities will not change in the future, resulting in less attention and fewer resources being devoted to the current Rambus relationship. Although certain aspects of the current relationship between the two companies are contractual in nature, many important aspects depend on the continued cooperation of the two companies. There can be no assurance that Rambus and Intel will be able to work together successfully over an extended period of time. In addition, there can be no assurance that Intel will not develop or adopt competing technologies in the future. See "Business--Target Markets and Applications--PC Main Memory" and "--Rambus Business Model and Strategy."

  Revenue Concentration. The Company is subject to revenue concentration risks at both the licensee and the systems company levels. In fiscal 1994, 1995 and 1996 and the first half of fiscal 1997, revenues from the Company's top five licensees accounted for approximately 86%, 70%, 65% and 70% of the Company's revenues, respectively. In the first half of fiscal 1997, NEC accounted for approximately 32% of revenues and LG Semiconductor accounted for approximately 11% of revenues. Because the revenues derived from various licensees vary from period to period depending on the addition of new contracts, the expiration of deferred revenue schedules under existing contracts and the volumes and prices at which the licensees have recently sold Rambus ICs to systems companies, the particular licensees which account for revenue concentration have varied from period to period. These variations are expected to continue in the foreseeable future although the Company anticipates the revenue will continue to be concentrated in a limited number of licensees.

  The royalties received by the Company are a function of the adoption of Rambus technology at the systems company level. Systems companies purchase semiconductors containing Rambus technology from Rambus licensees, and generally do not have a direct contractual relationship with the Company. The Company's licensees generally do not provide detail as to the identity of, or volume of Rambus ICs purchased by, particular systems companies. As a result, the Company faces difficulty in analyzing the extent to which its future revenues will be dependent upon particular systems companies.

  The profitability first attained by the Company in the quarter ended December 31, 1996 and sustained in the quarter ended March 31, 1997 was attributable primarily to an increase in royalties from NEC, which the Company believes was largely due to royalties on Rambus technology incorporated into the Nintendo 64 video game system. For reasons described in the foregoing paragraph, the Company cannot precisely quantify this amount, because its licensees generally are not required to identify the particular products that incorporate, or the particular systems companies which purchase, Rambus ICs. The Company anticipates that sales from its licensees to Nintendo will continue to account for a substantial portion of royalties in fiscal 1997. Nintendo faces intense competitive pressure in the video game market, which is characterized by extreme volatility, frequent new product introductions and rapidly shifting consumer preferences, and there can be no assurance as to the unit volumes of Rambus ICs that will be purchased by Nintendo in the future or the level of royalty-bearing revenues that the Company's licensees will receive from Nintendo.

  The Company believes its potential to generate royalties in fiscal 1997 is largely dependent on system sales by Nintendo and sales of multimedia controller chips by Cirrus Logic and Chromatic. None of these companies is under any obligation to continue using Rambus technology in its current product or to incorporate Rambus technology into its future products. There can be no assurance that a significant number of other systems companies will adopt the Company's technology or that the Company's dependence upon particular systems companies will decrease in the future. See "--Unpredictable and Fluctuating Operating Results," "--Dependence upon Limited Number of Licensees," "--Dependence upon Systems Companies" and "--No Assurance of Adoption of Rambus Technology as an Industry Standard," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Rambus Licensees."

  Reliance upon DRAM Market; Declines in DRAM Price and Unit Volume per System. In the first half of fiscal 1997, 25.9% of the Company's revenues was in the form of royalties and the Company's business model assumes an increasing percentage of total revenues from royalties. To date, a majority of the Company's royalties has been derived from the sale of logic ICs incorporating RACs. If the Company is successful in its strategy to penetrate the PC main memory market, the Company expects that royalties from the sale of RDRAMs will eventually account for the largest portion of royalties. Royalties on RDRAMs are based on the volumes and prices of RDRAMs manufactured and sold by the Company's licensees. The royalties received by the Company therefore are influenced by many of the risks faced by the DRAM market in general, including constraints on the volumes shipped during periods of shortage and reduced average selling prices. The DRAM market is intensely competitive and generally is characterized by declining average selling prices over the life of a generation of chips. Such price decreases, and the corresponding decreases in per unit royalties received by the Company, can be sudden and dramatic. Compounding the effect of price decreases is the fact that, under certain of the Company's license agreements, royalty rates decrease as a function of time or volume. With the introduction of each new generation of higher density RDRAMs, the Company generally expects higher prices resulting in higher royalties per device, but with correspondingly fewer devices required per system. There can be no assurance that decreases in DRAM prices or in the Company's royalty rates will not have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be successful in maintaining or increasing its share of any market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Rapid Technological Change; Reliance on Fundamental Technology; Importance of Timely New Product Development. The semiconductor industry is characterized by rapid technological change, with new generations of semiconductors being introduced periodically and with ongoing evolutionary improvements. Since beginning operations in 1990, the Company has derived all of its revenue from its interface technology and expects that this dependence on its fundamental technology will continue for the foreseeable future. Accordingly, broad acceptance of the Company's interface technology is critical to the Company's future success. The introduction or market acceptance of competing technology which renders the Company's interface technology less desirable or obsolete would have a rapid and material adverse effect on the Company's business, results of operations and financial condition. The introduction of new products by the Company, such as the "Direct Rambus" technology which is under development, could cause licensees or systems companies to delay or defer entering into arrangements for the use of the Company's technology, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's operating results will depend to a significant extent on its ability to introduce enhancements and new generations of its interface technology which keep pace with other changes in the semiconductor industry and which achieve rapid market acceptance. The Company must continually devote significant engineering resources to addressing the ever-increasing need for memory bandwidth associated with increases in the speed of microprocessors and other controllers. Technical innovations of the type that will be required for the Company to be successful are inherently complex and require long development cycles, and there can be no assurance that the Company's development efforts will ultimately be successful. In addition, these innovations must be completed before changes in the semiconductor industry have rendered them obsolete, must be available when systems companies require these innovations, and must be sufficiently compelling to cause semiconductor manufacturers to enter into licensing arrangements with Rambus for the new technology. There can be no assurance that Rambus will be able to meet these requirements. Moreover, significant technological innovations generally require a substantial investment before their commercial viability can be determined. There can be no assurance that the Company will have the financial resources necessary to fund future development, that the Company's licensees will continue to share certain research and development costs with the Company as they have in the past, or that revenues from enhancements or new generations of the Company's technology, even if successfully developed, will exceed the costs of development. See "--Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Rambus Business Model and Strategy" and "--Research and Development."

  Competition. The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and increasing foreign and domestic competition. Most major DRAM manufacturers are developing higher-frequency versions of standard DRAMs such as EDO, SDRAMs and SGRAMs which compete with RDRAMs. These DRAM manufacturers include most Rambus DRAM licensees, as well as other major DRAM manufacturers such as IBM and Texas Instruments Inc. Most of these companies are much larger and have better access to financial, certain technical and other resources than Rambus. Additional high-speed DRAMs have recently been introduced by other semiconductor companies for specialized applications.

  The Company believes that its principal competition may come from its licensees and prospective licensees, many of which are evaluating and developing products based on alternative technologies and are beginning to take a systems approach similar to the Company's in solving the application needs of systems companies. Many DRAM suppliers have indicated that they are developing a new technology called Double Data Rate ("DDR") SDRAMs, aimed at doubling the memory bandwidth from SDRAMs without increasing the clock frequency. In addition, a consortium including both large DRAM manufacturers and systems companies is promoting a specification for an alternative high-speed interface standard called SyncLink. To the extent that these alternative technologies provide comparable system performance at lower or similar cost than RDRAMs, or do not require the payment of comparable royalties, the Company's licensees and prospective licensees may adopt and promote the alternative technologies. There can be no assurance that the Company's future competition will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition, certain semiconductor companies have recently introduced a new kind of IC which combines logic and DRAM on the same chip. Such chips, called "embedded DRAM," eliminate the need for any chip-to-chip interface and are primarily being used for graphics applications. Embedded DRAMs are well suited for applications where component space saving and power consumption are important, such as in the graphics subsystems of notebook PCs. There can be no assurance that competition from embedded DRAMs will not increase in the future. See "Business--Competition."

  Limited Protection of Intellectual Property; Likelihood of Potential Litigation. The Company has an active program to protect its proprietary technology through the filing of patents. At March 31, 1997, the Company held 30 United States patents on various aspects of its technology, with expiration dates ranging from 2010 to 2014. At March 31, 1997, the Company had applications for 37 United States patents pending. The Company's United States patents do not prevent the manufacture or sale of Rambus-based ICs abroad. At March 31, 1997, the Company held six foreign patents and had additional foreign patent applications pending in Taiwan, Korea, Japan and various other jurisdictions. There can be no assurance that the Company's pending United States or foreign patent applications or any future United States or foreign patent applications will be approved, that any issued patents will protect the Company's intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued to the Company.

  The Company attempts to protect its trade secrets and other proprietary information through agreements with licensees and systems companies, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks and trade secret laws to protect its intellectual property. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  Rambus believes that it is important to develop and maintain a uniform RDRAM memory interface standard. The Company's contracts generally prevent a licensee from using licensee-developed patented improvements related to Rambus technology to block other licensees from using the improvements or requiring them to pay additional royalties related to their use of Rambus interface technology. Specifically, the contracts generally require licensees to grant to Rambus a royalty-free cross-license on patented licensee intellectual property related to the implementation of Rambus interface technology, which Rambus sublicenses to other licensees that have entered into similar arrangements. Not all licensees have granted Rambus cross-licenses, and there is no assurance that such a blocking arrangement will not occur in the future.

  The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. While the Company has not received formal notice of any infringement of the rights of any third party, questions of infringement in the semiconductor field involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operations, which would have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  In any potential dispute involving the Company's patents or other intellectual property, the Company's licensees could also become the target of litigation. While the Company generally does not indemnify its licensees, some of its license agreements require the Company to provide technical support and information to a licensee which is involved in litigation involving use of Rambus technology. The Company is bound to indemnify certain licensees under the terms of certain license agreements, and the Company may agree to indemnify others in the future. The Company's support and indemnification obligations could result in substantial expenses to the Company. In addition to the time and expense required for the Company to supply such support or indemnification to its licensees, a licensee's development, marketing and sales of Rambus ICs could be severely disrupted or shut down as a result of litigation, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Patents and Intellectual Property Protection."

  Risks Associated with International Licenses. To date, companies based in Japan and Korea have accounted for the substantial majority of the Company's revenues, and nearly all of its international revenues. In fiscal 1994, 1995 and 1996 and the first half of fiscal 1997, international revenues constituted approximately 90%, 90%, 86% and 83% of the Company's net revenues, respectively. The Company expects that revenues derived from international licensees will continue to represent a significant portion of its total revenues in the future. All of the revenues from international licensees have to date been denominated in United States dollars. However, to the extent that such licensees' sales to systems companies are not denominated in United States dollars, any royalties that the Company receives as a result of such sales could be subject to fluctuations in currency exchange rates. In addition, if the effective price of Rambus ICs sold to the Company's foreign licensees were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for Rambus ICs could fall, which in turn would reduce the Company's royalty revenues. The Company does not use derivative instruments to hedge foreign exchange rate risk. In addition, international operations and demand for the products of the Company's licensees are subject to a variety of risks, including tariffs, import restrictions and other trade barriers, changes in regulatory requirements, longer accounts receivable payment cycles, adverse tax consequences, export license requirements, foreign government regulation, political and economic instability and changes in diplomatic and trade relationships. In particular, the laws of certain countries in which the Company currently licenses or may in the future license its technology require significant withholding taxes on payments for intellectual property, which the Company may not be able to offset fully against its United States tax obligations. The Company is subject to the further risk of the tax authorities in those countries recharacterizing certain engineering fees as license fees, which could result in increased tax withholdings and penalties. The Company's licensees are subject to many of the risks described above with respect to systems companies which are located in different countries, particularly video game and PC manufacturers located in Asia and elsewhere. There can be no assurance that one or more of the risks associated with international licenses of the Company's technology will not have a direct or indirect material adverse effect on the Company's business, financial condition and results of operations. Moreover, the laws of certain foreign countries in which the Company's technology is or may in the future be licensed may not protect the Company's intellectual property rights to the same extent as the laws of the United States, thus increasing the possibility of infringement of the Company's intellectual property. See "--Limited Protection of Intellectual Property; Likelihood of Potential Litigation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Key Personnel. The Company's success depends to a significant extent on its ability to identify, attract, motivate and retain qualified technical, sales, marketing, finance and executive personnel. Because the future success of the Company is dependent upon its ability to continue enhancing and introducing new generations of such technology, the Company is particularly dependent upon its ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. As of December 31, 1996, approximately three quarters of the Company's personnel had technical degrees, and over half of the Company's personnel had graduate level technical degrees. Competition for qualified engineers, particularly those with significant industry experience, is intense. The Company is also dependent upon its senior management personnel, most of whom have worked together at the Company for several years. The loss of the services of any of the senior management personnel or a significant number of the Company's engineers could be disruptive to the Company's development efforts or business relationships and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have employment contracts with any of its employees. The Company does not plan to maintain key person life insurance in the future. See "Business--Employees" and "Management--Executive Officers, Directors and Key Personnel."

  Management of Expanded Operations. The Company is not experienced in managing rapid growth. The Company may not be equipped to successfully manage any future periods of rapid growth or expansion, which could be expected to place a significant strain on the Company's limited managerial, financial, engineering and other resources. The Company's licensees and systems companies rely heavily on the Company's technological expertise in designing, testing and manufacturing products incorporating the Company's interface technologies. Relationships with new licensees or systems companies generally require significant engineering support. As a result, any increases in adoption of the Company's technology will increase the strain on the Company's resources, particularly the Company's engineers. Any delays or difficulties in the Company's research and development process caused by these factors or others could make it difficult for the Company to develop future generations of its interface technology and to remain competitive. In addition, the rapid rate of hiring new employees could be disruptive and adversely affect the efficiency of the Company's research and development process. The rate of the Company's future expansion, if any, in combination with the complexity of the technology involved in the Company's licensee-based business model, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting the operational needs of the Company as well as the needs of the licensees and systems companies. Additionally, the Company may be required to reorganize its managerial structure in order to more effectively respond to the needs of customers. Given the small pool of potential licensees and target systems companies, the adverse effect on the Company resulting from a lack of effective management in any of these areas will be magnified. Inability to manage the expansion of the Company's business would have a material adverse effect on its business, financial condition and results of operations. See "Management."

  No Prior Public Market; Volatility of Stock Price. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Company's Common Stock will develop or be sustained after the offering. The initial public offering price will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price of the Common Stock after the offering. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company, its licensees or its competitors, developments with respect to patents or proprietary rights, changes in financial estimates by securities analysts and other events or factors. In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriters."

  Concentration of Ownership. The Company's officers, directors and their affiliates will, in the aggregate, beneficially own approximately 47.7% of the Company's outstanding shares after the offering. As a result, these stockholders, if acting together, would be able effectively to control substantially all matters requiring approval by the stockholders of the Company, including the election of directors. This ability may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company which may not be favored by the Company's other stockholders. See "Principal Stockholders."

  Certain Anti-Takeover Provisions. Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock (less 40,000 shares which have been designated "Series E Preferred Stock" pursuant to the stockholder rights plan recently adopted by the Board of Directors) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. The Company's Bylaws and indemnity agreements provide that the Company will indemnify officers and directors against losses they may incur in legal proceedings resulting from their service to the Company. In addition, the Company recently amended its Certificate of Incorporation to provide for a classified Board of Directors, and eliminate the ability of stockholders to call special meetings of the stockholders, bring certain matters before a meeting of the stockholders without prior notice to the Board, or amend or repeal certain of the provisions of the Certificate or Bylaws by a vote of less than two thirds of the outstanding stock, and, effective upon the completion of this offering, eliminate the ability of stockholders to take action by written consent. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. These provisions and the stockholder rights plan are designed to encourage potential acquirors to negotiate with the Company's Board of Directors and give the Board sufficient opportunity to consider various alternatives to maximize stockholder value. These provisions and the stockholder rights plan are also intended to discourage certain tactics that may be used in proxy fights. However, the stockholder rights plan and each of these provisions of the Company's charter documents could discourage potential acquisition proposals and could delay or prevent a change in control of the Company and, as a consequence, they also may adversely affect the market price of the Company's Common Stock. Such provisions also may have the effect of preventing changes in the management of the Company. See "Description of Capital Stock."

  In addition, Intel has a contractual right to make a competitive bid in connection with certain types of potential third-party acquisitions of Rambus. While Rambus is not required to accept any such competing offer, certain penalties would apply upon consummation of a third-party transaction following rejection of a bona fide competing offer from Intel. This arrangement with Intel may significantly discourage future acquisition attempts, even where such acquisitions might be in the best interests of the Rambus stockholders. See "Certain Transactions."

  Shares Eligible for Future Sale. Upon completion of this offering (based on shares outstanding at March 31, 1997), the Company will have outstanding an aggregate of 21,453,651 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Act (the "Affiliates"). The remaining 18,703,651 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus; and (ii) 18,703,651 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus. All officers, directors, stockholders and option holders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. The Company intends to file a registration statement on Form S-8 which would allow shares issuable upon exercise of options previously granted to be freely tradeable following release of such lock-up obligations, subject to compliance with Rule 144 in the case of affiliates of the Company. See "Shares Eligible for Future Sale."

  Dilution. Investors participating in the Offering will incur immediate, substantial dilution. To the extent that options or warrants to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

  Management Discretion over Use of Proceeds. Approximately $1.5 million of the net proceeds from the offering are expected to be used by the Company for minimum equipment lease and office lease payments and approximately $3.0 million are expected to be used for capital expenditures over the next
12 months. The Company has no current plans for any significant portion of the remainder of the net proceeds from this offering. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,750,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $21.9 million (approximately $25.4 million if the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The principal purposes of this offering are to obtain additional capital, create a public market for the Company's Common Stock and facilitate future access by the Company to public equity markets. The Company expects to use at least $1.5 million for minimum equipment lease and office lease payments and approximately $3.0 million for capital expenditures over the next 12 months. The remaining net proceeds from this offering will be used for general corporate purposes, including the funding of working capital requirements. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. There are no present understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies. Pending such uses, the Company will invest the net proceeds received by it in this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  The Company has never paid or declared any cash dividends on its Common Stock or other securities and does not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization and deferred revenue of the Company (i) as of March 31, 1997, and (ii) as adjusted to reflect the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering and the receipt by the Company of the estimated net proceeds from the sale of the shares of Common Stock offered by the Company at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. Since inception, the Company has funded its operations primarily from contract fees and, to a lesser extent, the sale of capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                                             MARCH 31, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS,
                                                           EXCEPT SHARE DATA)
Deferred revenue......................................... $ 32,217   $ 32,217
                                                          --------   --------
Total long-term debt(1).................................. $    296   $    296
                                                          --------   --------
Stockholders' equity (deficit):
Convertible preferred stock, $.001 par value:
  Authorized: 11,336,096 shares;
  Issued and outstanding: 11,296,822 shares actual and no
   shares as adjusted ...................................       11        --
Common stock, $.001 par value:
  Authorized: 22,500,000 shares;
  Issued and outstanding: 7,406,829 shares actual and
   21,453,651 shares as adjusted(2)......................        7         21
Additional paid-in capital...............................   23,809     45,724
Stockholders' note receivable............................     (733)      (733)
Accumulated deficit......................................  (34,104)   (34,104)
Cumulative translation adjustment........................      (55)       (55)
                                                          --------   --------
    Total stockholders' equity (deficit) ................ $(11,065)  $ 10,853
                                                          --------   --------
    Total capitalization................................. $(10,769)  $ 11,149
                                                          --------   --------
    Total capitalization and deferred revenue............ $ 21,448   $ 43,366
                                                          ========   ========

--------

(1) Total long-term debt consists of indebtedness for capital lease obligations, excluding current portion. See Note 8 of Notes to Consolidated Financial Statements.

(2) Excludes 2,174,470 shares of Common Stock issuable upon the exercise of options outstanding under the Company's 1990 Stock Plan at March 31, 1997, with a weighted average exercise price of $2.70 per share and 83,500 shares of Common Stock issuable upon the exercise of options granted under the Company's 1990 Stock Plan subsequent to March 31, 1997, with a weighted average exercise price of $8.00 per share. Also excludes (i) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Plan, (ii) 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan, and (iii) 1,000,000 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $10.00 per share. See "Management--Stock Plans" and Notes 10 and 17 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The net tangible book value of the Company as of March 31, 1997 was $(11,065,000) or $(0.59) per share of Common Stock. Net tangible book value per share is determined by dividing the tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock at that date (assuming the conversion of all outstanding shares of Preferred Stock into Common Stock). After giving effect to the sale by the Company of the 2,750,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company), the Company's as adjusted net tangible book value at March 31, 1997 would have been $10,853,000 or $0.51 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.10 per share and an immediate dilution to new public investors of $8.49 per share. The following table illustrates the per share dilution:

   Assumed initial public offering price per share..............         $9.00
                                                                         -----
     Net tangible book value per share as of March 31, 1997..... $(0.59)
     Increase in net tangible book value per share attributable
      to new investors..........................................   1.10
                                                                 ------
   As adjusted net tangible book value per share after
    offering....................................................          0.51
                                                                         -----
   Dilution per share to new public investors...................         $8.49
                                                                         =====

  The following table sets forth on an as adjusted basis as of March 31, 1997 the difference between the number of shares of Common Stock purchased from the Company (assuming the conversion of all outstanding shares of Preferred Stock into Common Stock), the total consideration paid and the average price per share paid by the existing stockholders and by the new investors (at an assumed initial public offering price of $9.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 18,703,651   87.2% $23,901,000   49.1%   $1.28
New public investors...........  2,750,000   12.8   24,750,000   50.9     9.00
                                ----------  -----  -----------  -----    -----
  Total........................ 21,453,651  100.0% $48,651,000  100.0%   $2.27
                                ==========  =====  ===========  =====    =====

  The foregoing analysis assumes no exercise of the Underwriters' over-allotment option and no exercise of stock options and a warrant outstanding at March 31, 1997. As of March 31, 1997, there were options outstanding to purchase a total of 2,174,470 shares of Common Stock at a weighted average exercise price of $2.70 per share and 1,000,000 shares of Common Stock issuable upon the exercise of the warrant outstanding as of March 31, 1997 at an exercise price of $10.00 per share. In addition, in February 1997, the Board of Directors adopted the 1997 Stock Plan and the 1997 Employee Stock Purchase Plan, pursuant to which 1,000,000 and 400,000 shares, respectively, were reserved for issuance thereunder. As of March 31, 1997, no options or shares had been issued under any of these plans. Subsequent to March 31, 1997, the Board of Directors granted options under the 1990 Stock Plan to purchase an additional 83,500 shares of Common Stock at weighted average exercise price of $8.00 per share. To the extent that any of these options or the warrant is exercised, there will be further dilution to new public investors. See "Capitalization," "Management--Stock Plans" and Notes 10 and 17 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1994, 1995 and 1996 and consolidated balance sheet data as of September 30, 1995 and 1996 are derived from consolidated financial statements which have been audited by Coopers & Lybrand L.L.P., independent auditors, included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended September 30, 1992 and 1993 and the consolidated balance sheet data as of September 30, 1992, 1993 and 1994 are derived from consolidated financial statements not included in this Prospectus, which have also been audited by Coopers & Lybrand L.L.P. The consolidated statement of operations data for the six months ended March 31, 1996 and 1997 and the consolidated balance sheet data as of March 31, 1997 are derived from the unaudited consolidated financial statements included elsewhere in this Prospectus that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future and results for interim periods are not necessarily indicative of results for the entire year.

                                                                         SIX MONTHS
                                                                            ENDED
                                 YEAR ENDED SEPTEMBER 30,                 MARCH 31,
                          -------------------------------------------  ----------------
                           1992     1993     1994     1995     1996     1996     1997
                          -------  -------  -------  -------  -------  -------  -------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)         (UNAUDITED)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues:
 Contract revenues......  $ 1,916  $ 3,371  $ 5,000  $ 7,364  $11,205  $ 5,072  $ 8,467
 Royalties..............      --       --       --       --        65      --     2,958
                          -------  -------  -------  -------  -------  -------  -------
 Total revenues.........    1,916    3,371    5,000    7,364   11,270    5,072   11,425
                          -------  -------  -------  -------  -------  =======  -------
Costs and expenses:
 Cost of contract
  revenues..............    1,053    1,950    3,844    5,236    4,821    2,301    2,396
 Research and
  development...........    3,546    4,291    3,067    3,117    5,218    2,413    4,368
 Sales and marketing....    1,250    1,798    2,569    3,376    4,052    1,781    2,867
 General and
  administrative........    1,814    1,294    1,717    1,688    1,747      833    1,278
                          -------  -------  -------  -------  -------  -------  -------
 Total costs and
  expenses..............    7,663    9,333   11,197   13,417   15,838    7,328   10,909
                          -------  -------  -------  -------  -------  -------  -------
Operating income
 (loss).................   (5,747)  (5,962)  (6,197)  (6,053)  (4,568)  (2,256)     516
Other income (expense)..      115     (123)     (81)     322      439      204      125
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) before
 income taxes...........   (5,632)  (6,085)  (6,278)  (5,731)  (4,129)  (2,052)     641
Provision for income
 taxes..................      962      251      351    1,289      286      183      253
                          -------  -------  -------  -------  -------  -------  -------
Net income (loss).......  $(6,594) $(6,336) $(6,629) $(7,020) $(4,415) $(2,235) $   388
                          =======  =======  =======  =======  =======  =======  =======
Pro forma net income
 (loss) per share(1)....                                      $ (0.25)          $  0.02
                                                              =======           =======
Pro forma shares used in
 per share
 calculations(1)........                                       17,385            20,083
                                                              =======           =======

                                       SEPTEMBER 30,
                         ----------------------------------------------   MARCH 31,
                          1992     1993      1994      1995      1996       1997
                         -------  -------  --------  --------  --------  -----------
                                       (IN THOUSANDS)                    (UNAUDITED)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and marketable
 securities............. $ 1,866  $ 2,459  $  5,046  $ 14,150  $  8,554   $ 10,492
Total assets............   5,300    7,807     8,395    18,307    12,868     23,843
Total debt(2)...........   1,055    1,698     1,655     1,616     1,297        847
Stockholders' deficit...  (7,061)  (8,351)  (10,006)   (7,936)  (12,144)   (11,065)

--------
(1) For an explanation of pro forma net income (loss) per share and pro forma shares used in per share calculations, see Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Total debt consists of indebtedness for borrowed money and capital lease obligations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and below. The Company assumes no obligation to update the forward-looking statements or such factors.

OVERVIEW

  Since its founding in March 1990, Rambus has been engaged in the development of high-speed chip-to-chip interface technology which can be used to enhance the performance and cost-effectiveness of consumer electronics, computer systems and other electronic systems. The Company neither manufactures nor sells semiconductors incorporating the Company's technology. Rather, the Company licenses its technology on a nonexclusive and worldwide basis to semiconductor companies which manufacture and sell RDRAMs and logic ICs containing RACs to systems companies which have adopted Rambus technology. Systems companies are not required to obtain a Rambus license to incorporate Rambus ICs into their products. See "Business."

 REVENUES

  The Company's revenues consist of contract fees and royalties. Contract fees are comprised of license fees, engineering service fees and nonrefundable, prepaid royalties, and have represented substantially all of the Company's revenues through fiscal 1996. The Company's contracts generally require a licensee to pay a contract fee to Rambus typically ranging from a few hundred thousand dollars for a narrow license covering a single logic product to millions of dollars for a license with broad coverage of Rambus technology. Part of these fees may be due upon the achievement of certain milestones, such as provision of certain deliverables by Rambus or production of chips by the licensee. All contract fees are nonrefundable. See "Business--Rambus Licensees" and "--Rambus Business Model and Strategy."

  In a few cases, the Company has received nonrefundable, prepaid royalties which offset the earliest royalty payments otherwise due from the licensee. As of March 31, 1997, $2.7 million of such nonrefundable, prepaid royalties had offset initial royalties, and the Company had a balance of $4.1 million remaining to be offset against future royalties.

  Royalties, which are generally a percentage of the revenues received by a licensee on its sales of Rambus ICs, are normally payable by the licensee on sales occurring during the life of the Rambus patents being licensed. For a typical application of Rambus technology, the Company receives royalties from the sale of both RDRAMs and logic ICs containing RACs. Royalty rates range up to approximately 2.5% for RDRAMs and 5% for logic ICs, and in some cases may decline based on the passage of time or on the total volume of Rambus ICs shipped by a licensee. The exact rate and structure of a royalty arrangement with a particular licensee depend on a number of factors, including the amount of the contract fee paid by the licensee and the marketing and engineering commitment made by the licensee.

  Substantially all of the license fees, engineering service fees and nonrefundable, prepaid royalties are bundled together as contract fees because the Company generally does not provide or price these components separately. The contracts also include rights to upgrades and enhancements. Accordingly, Rambus recognizes contract revenues ratably over the period during which post-contract customer support is expected to be provided. The excess of contract fees received over contract revenue recognized is shown on the Company's balance sheet as "deferred revenue." As of March 31, 1997, the Company's deferred revenue was $32.2 million, substantially all of which is scheduled to be recognized in varying amounts over the next five years.

  Rambus recognizes royalties from a licensee in the quarter in which it receives the report detailing shipments of Rambus ICs by such licensee in the prior quarter. The first sale of Rambus ICs by a licensee occurred during the fourth quarter of fiscal 1994. However, due to a combination of the one-quarter reporting delay and nonrefundable, prepaid royalty offsets, the first royalties were not reported by the Company until the third quarter of fiscal 1996. Although royalties became significant only during the first two quarters of fiscal 1997, the Company believes that royalties will become an increasing portion of revenues in the future. See Note 2 of Notes to Consolidated Financial Statements.

  In the past, certain components of the Company's revenues have fluctuated and have been difficult to predict. The Company expects that this will continue to be the case in the future. Although the schedule for recognizing deferred revenue under existing contracts is known, it is difficult for the Company to predict the timing and amount of deferred revenue streams associated with new contracts, if any, because the Company's contracts typically involve long business development cycles and negotiated financial terms. The Company's contract revenues may be subject to sudden increases or decreases upon the addition of a new contract or the expiration of the deferred revenue schedule under an existing contract. Because these events may involve substantial amounts and do not occur with any regularity, any such increase or decrease generally is not indicative of future period-to-period increases or decreases. The Company believes that its continued success will be substantially dependent upon royalties increasing at a rate which more than offsets decreases in the recognition of deferred revenue under existing contracts as their recognition periods expire, as well as the Company's ability to add new licensees and to license new generations of its technology to its existing licensees. Nonrefundable, prepaid royalties, which are bundled into contract fees, are recognized ratably over the period during which post-contract customer support is expected to be provided, and are not related to the actual rate at which Rambus ICs are shipped by the licensee. Accordingly, the amount of nonrefundable, prepaid royalties recognized in a period is not necessarily representative of the rate at which the prepaid royalties are being offset. In addition, the Company may experience sudden and significant fluctuations in royalties to the extent that one or more systems companies switches its source of Rambus ICs for a particular application to a licensee with a different nonrefundable, prepaid royalty balance or different royalty rate than the original source. See "Risk Factors--Unpredictable and Fluctuating Operating Results."

  To date, a majority of the Company's royalties has been derived from the sale of logic ICs incorporating RACs. If the Company is successful in its strategy to penetrate the PC main memory market segment, the Company expects that royalties from the sale of RDRAMs will eventually account for the largest portion of royalties. See "Risk Factors--Future Dependence upon PC Main Memory Market Segment and Intel" and "--Reliance upon DRAM Market; Declines in DRAM Price and Unit Volume per System."

  As of March 31, 1997, the Company had 20 licensees. Because all of the Company's revenues are derived from its relatively small number of licensees, the Company's revenues tend to be highly concentrated. In fiscal 1994, 1995 and 1996 and the first half of fiscal 1997, revenues from the top five licensees accounted for approximately 86%, 70%, 65% and 70% of the Company's revenues, respectively. In the first half of fiscal 1997, NEC accounted for approximately 32% of revenues and LG Semicon accounted for approximately 11% of revenues. The Company expects that it will continue to experience significant revenue concentration for the foreseeable future. However, the particular licensees which account for revenue concentration may vary from period to period depending on the addition of new contracts, the expiration of deferred revenue schedules under existing contracts, and the volumes and prices at which the licensees sell Rambus ICs to systems companies in any given period. See "Risk Factors--Revenue Concentration" and Note 3 of Notes to Consolidated Financial Statements.

  The royalties received by the Company are also a function of the adoption of Rambus technology by systems companies and the acceptance of the systems companies' products by end users. The Company generally does not have a direct contractual relationship with systems companies, and the royalty reports submitted by the

Company's licensees generally do not disclose the identity of, or unit volume of Rambus ICs purchased by, particular systems companies. As a result, it is difficult for the Company to predict the extent to which its future revenues will be dependent upon particular systems companies. See "Risk Factors-- Dependence upon Systems Companies."

  To date, companies based in Japan and Korea have accounted for the substantial majority of the Company's revenues, and nearly all of its international revenues. In fiscal 1994, 1995 and 1996 and the first half of fiscal 1997, international revenues comprised approximately 90%, 90%, 86% and 83% of the Company's net revenues, respectively. The Company expects that revenues derived from international licensees will continue to represent a significant portion of its total revenues in the future. All of the revenues from international licensees to date have been denominated in United States dollars. See "Risk Factors--Risks Associated with International Licenses" and
Note 14 of Notes to Consolidated Financial Statements.

 EXPENSES

  Since the Company's inception in March 1990, its engineering costs (which consist of cost of contract revenues and research and development expenses) and sales and marketing expenses have continually increased as the Company has added personnel and ramped up its activities in these areas. Engineering costs and sales and marketing expenses generally have decreased as a percentage of revenues throughout this period due to the relatively rapid revenue base expansion which the Company experienced as it began entering into license agreements. The Company intends to continue making significant expenditures associated with engineering and sales and marketing, and expects that these costs and expenses will continue to be a significant percentage of revenues in future periods. Whether such expenses increase or decrease as a percentage of revenues will be substantially dependent upon the rate at which the Company's revenues change. See Note 2 of Notes to Consolidated Financial Statements.

  Engineering costs are allocated between cost of contract revenues and research and development expenses. Cost of contract revenues is determined based on the portion of engineering costs which have been incurred during the period for the adaptation of Rambus interface technology for specific licensee processes. The balance of engineering costs, incurred for general development of Rambus technology, is charged to research and development. In a given period, the allocation of engineering costs between these two components is a function of the timing of development and implementation cycles. As a generation of technology matures from the development stage through implementation, the majority of engineering costs shifts from research and development expenses to cost of contract revenues. Engineering costs are recognized as incurred and do not correspond to the recognition of revenues under the related contracts. See "Business--Technology and Products" and "-- Research and Development."

  Sales and marketing expenses include salaries, travel expenses and costs associated with trade shows, advertising and other marketing efforts. Costs of technical support for systems companies, including applications engineering, are also expensed to sales and marketing. Consistent with the Company's business model, sales and marketing activities are focused on developing relationships with potential licensees and on participating with existing licensees in marketing, sales and technical efforts directed to systems companies. In many cases, Rambus must dedicate substantial resources to market to and support systems companies. Due to the long business development cycles faced by the Company, as well as the fact that the Company does not have a commission compensation structure, sales and marketing expenses in a given period generally are unrelated to the level of revenues in that period or in recent or near-term future periods. See "Business--Rambus Business Model and Strategy" and "--Sales and Marketing."

 TAXES

  The Company has incurred cumulative net operating losses for federal tax purposes of approximately $8.9 million through September 30, 1996. Net operating losses for state tax purposes were approximately $3.5 million through September 30, 1996. The Company also has foreign tax credit carryforwards of approximately $2.4 million, and research and development credit carryforwards of $868,000 through September 30, 1996.

  The Company reports certain items of income and expense for financial statement purposes in different years than they are reported in the tax return. Specifically, the Company reports contract fees and royalties when received for tax purposes, as required by tax law. For financial reporting purposes, the Company records revenues from contract fees over the period post-contract support is expected to be provided. Accordingly, the Company's net operating loss for tax purposes is less than the cumulative operating deficit recorded for financial statement purposes. See Notes 2 and 12 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items reflected in the Company's consolidated statements of operations:

                                                                SIX MONTHS
                                                                   ENDED
                               YEARS ENDED SEPTEMBER 30,         MARCH 31,
                              -------------------------------   -------------
                                1994        1995       1996     1996    1997
                              ---------   --------   --------   -----   -----
Revenues:
  Contract revenues..........     100.0 %    100.0 %     99.4 % 100.0 %  74.1%
  Royalties..................       --         --         0.6     --     25.9
                              ---------   --------   --------   -----   -----
    Total revenues...........     100.0 %    100.0 %    100.0 % 100.0 % 100.0%
                              =========   ========   ========   =====   =====
Costs and Expenses:
  Cost of contract revenues..      76.9       71.1       42.8    45.4    21.0
  Research and development...      61.3       42.3       46.3    47.6    38.2
  Sales and marketing........      51.4       45.8       36.0    35.1    25.1
  General and
   administrative............      34.3       22.9       15.5    16.4    11.2
                              ---------   --------   --------   -----   -----
    Total costs and
     expenses................     223.9      182.2      140.5   144.5    95.5
                              ---------   --------   --------   -----   -----
Operating income (loss)......    (123.9)     (82.2)     (40.5)  (44.5)    4.5
Other income (expense).......      (1.6)       4.4        3.9     4.0     1.1
                              ---------   --------   --------   -----   -----
Income (loss) before income
 taxes.......................    (125.6)     (77.8)     (36.6)  (40.5)    5.6
Provision for income taxes...       7.0       17.5        2.5     3.6     2.2
                              ---------   --------   --------   -----   -----
Net income (loss)............    (132.6)%    (95.3)%    (39.2)% (44.1)%   3.4%
                              =========   ========   ========   =====   =====

 SIX MONTHS ENDED MARCH 31, 1996 AND 1997

  Revenues. Revenues were $5.1 million and $11.4 million in the first half of fiscal 1996 and fiscal 1997, respectively. Contract revenues increased 67.0%, from $5.1 million in the first half of fiscal 1996 to $8.5 million in the first half of fiscal 1997. This increase was a result of the Company's entering into contracts with new licensees and additional contracts with current licensees for new developments, especially for an extension of the Company's technology to provide a higher bandwidth interface for future PC main memory applications.

  The Company recorded its first significant royalties in the first half of fiscal 1997, a total of $3.0 million, consisting primarily of royalties from NEC, which the Company believes were largely based on sales of Rambus ICs for use in the Nintendo 64 home video game system. Royalties constituted 25.9% of total revenues in the first half of fiscal 1997. The Company anticipates that its potential to generate royalties in the remainder of fiscal 1997 is largely dependent on system sales by Nintendo and, to a lesser extent, sales by Cirrus Logic and Chromatic. Nintendo faces intense competitive pressure in the home video game market, which is characterized by extreme volatility, frequent new product introductions and rapidly shifting consumer preferences, and there can be no assurance as to the unit volumes of Rambus ICs that will be purchased by Nintendo in the future or the level of royalty-bearing revenues that the Company's licensees will receive from Nintendo. None of the systems companies currently incorporating Rambus interface technology into their products is contractually obligated to continue using Rambus ICs. See "Risk Factors--Dependence upon Systems Companies," "--Revenue Concentration," "Business--Rambus Licensees" and "-- Rambus Business Model and Strategy."

  Engineering Costs. Engineering costs, consisting of cost of contract revenues and research and development expenses, were $4.7 million and $6.8 million, which represented 92.9% and 59.2% of revenues, in the first half of fiscal 1996 and fiscal 1997, respectively. The increase in engineering costs was due primarily to an increase in engineering personnel, and the decrease as a percentage of revenues was primarily the result of the Company's growth in revenues.

  Cost of Contract Revenues. Cost of contract revenues was $2.3 million and $2.4 million, which represented 45.4% and 21.0% of revenues, in the first half of fiscal 1996 and fiscal 1997, respectively. The decrease in cost of contract revenues as a percentage of revenues from the first half of fiscal 1996 to the first half of fiscal 1997 was primarily the result of the Company's growth in revenues. The Company believes that the level of cost of contract revenues will continue to fluctuate in the future, both in absolute dollars and as a percentage of revenues, as new generations of Rambus ICs go through the normal development and implementation phases.

  Research and Development. Research and development expenses were $2.4 million and $4.4 million, which represented 47.6% and 38.2% of revenues, in the first half of fiscal 1996 and fiscal 1997, respectively. Research and development expenses increased 81.0% in the first half of fiscal 1997 compared to the same period in fiscal 1996 due to development efforts related to a new generation of 64 Mbit RDRAMs and associated RACs, including an extension of the Company's technology to provide a higher bandwidth interface for future PC main memory applications. The higher costs were primarily due to increased engineering personnel. The Company expects research and development expenses to increase over time as it enhances and improves its technology and applies it to new generations of ICs. The rate of increase of, and the percentage of revenues represented by, research and development expenses in the future will vary from period to period based on the research and development projects underway and the change in research and development headcount in any given period, as well as the rate of change in the Company's total revenues.

  Sales and Marketing. Sales and marketing expenses were $1.8 million and $2.9 million, which represented 35.1% and 25.1% of revenues, in the first half of fiscal 1996 and fiscal 1997, respectively. Sales and marketing expenses increased 61.0% in the first half of fiscal 1997 compared to the same period in fiscal 1996 due to a buildup of the marketing and sales teams in both the U.S. and Japan as well as increased costs associated with applications engineering and other technical support for systems companies, trade shows, advertising and other marketing efforts. The decrease in sales and marketing expenses as a percentage of revenues reflects the increased revenue base. The Company expects sales and marketing expenses to increase in the future as the Company puts additional effort into marketing its technology and assisting systems companies to adapt this technology to new generations of products. The rate of increase of, and the percentage of revenues represented by, sales and marketing expenses in the future will vary from period to period based on the trade shows, advertising and other sales and marketing activities undertaken and the change in sales and marketing headcount in any given period, as well as the rate of change in the Company's total revenues.

  General and Administrative. General and administrative expenses were $833,000 and $1.3 million, which represented 16.4% and 11.2% of revenues, in the first half of fiscal 1996 and fiscal 1997, respectively. General and administrative expenses increased 53.4% in the first half of fiscal 1997 compared to the first half of fiscal 1996 as the Company added headcount to support an increasing number of employees and licensees. As a percentage of revenues, general and administrative expenses decreased, reflecting the increased revenue base. The Company anticipates incurring additional general and administrative expenses in the future as required to support an increasing number of employees and licensees and as a result of becoming a public company.

  Other Income (Expense). Net other income consists primarily of interest income from the Company's short-term cash investments, offset by interest expense on leases and other equipment financing. Net other income was $204,000 and $125,000, which represented 4.0% and 1.1% of revenues, in the first half of fiscal 1996 and fiscal 1997, respectively. Net other income decreased 38.7% in the first half of fiscal 1997 compared to the first half of fiscal 1996 due to lower interest income on a lower average cash investment balance in the fiscal 1997 period. The Company expects net other income to increase in the future due to additional interest income on higher cash balances.

  Provision for Income Taxes. The Company recorded a provision for income taxes of $253,000 in the first half of fiscal 1997, an increase of 38.3% over the $183,000 recorded in the first half of fiscal 1996. The difference is due to a reduction in foreign withholding taxes on license revenue in fiscal 1996 and to an increase in the estimated provision for federal and state taxes in fiscal 1997. See Notes 2 and 12 of Notes to Consolidated Financial Statements.

 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

  Revenues. Revenues were $5.0 million, $7.4 million and $11.3 million in fiscal 1994, 1995 and 1996, respectively. In both fiscal 1994 and fiscal 1995, the Company had no royalties, and the 47.3% increase in fiscal 1995 compared to fiscal 1994 was due to a combination of new license contracts and a full year of revenues from contracts booked during fiscal 1994. While the Company received its first royalties in fiscal 1996, most of the 53.0% increase in revenues compared to fiscal 1995 was again due to a combination of new contracts and a full year of revenues from contracts booked during fiscal 1995.

  Engineering Costs. Engineering costs, consisting of cost of contract revenues and research and development expenses, were $6.9 million, $8.4 million and $10.0 million, which represented 138.2%, 113.4% and 89.1% of revenues, in fiscal 1994, 1995 and 1996, respectively. The increase in engineering costs was due primarily to an increase in engineering personnel, and the decrease as a percentage of revenues was primarily the result of the Company's growth in revenues.

  Cost of Contract Revenues. Cost of contract revenues was $3.8 million, $5.2 million and $4.8 million, which represented 76.9%, 71.1% and 42.8% of revenues, in fiscal 1994, 1995 and 1996, respectively. The increase in absolute dollars from fiscal 1994 to fiscal 1995 was due to headcount increases and costs associated with implementation, customization, customer support and enhancements for a growing base of technology licensees. During fiscal 1994 and fiscal 1995, most of these licensees were in the pre-production phase of developing 16 Mbit and 18 Mbit Rambus RDRAMs and associated RACs, and therefore the related costs of Company implementation and support were high. Cost of contract revenues decreased 7.9% in fiscal 1996 compared to fiscal 1995 due to several of the Company's licensees reaching the production phase during fiscal 1996, thus reducing the implementation, customization, support and enhancement services required of the Company. The decrease in cost of contract revenues as a percentage of revenues from fiscal 1994 to fiscal 1996 was primarily the result of the Company's growth in revenues.

  Research and Development. Research and development expenses were $3.1 million, $3.1 million and $5.2 million, which represented 61.3%, 42.3% and 46.3% of revenues, in fiscal 1994, fiscal 1995 and fiscal 1996, respectively. Research and development expenses remained relatively flat between fiscal 1994 and fiscal 1995 due to the requirement for the Company's engineering department to focus on licensee-specific implementations of 16 Mbit and 18 Mbit Rambus RDRAMs and associated RACs, which is charged to cost of contract revenues. Research and development expenses increased 67.4% in fiscal 1996 compared to fiscal 1995 due to development efforts associated with a new generation of 64 Mbit RDRAMs and associated RACs. The higher costs were primarily due to increased headcount.

  Sales and Marketing. Sales and marketing expenses were $2.6 million, $3.4 million and $4.1 million, which represented 51.4%, 45.8% and 36.0% of revenues, in fiscal 1994, 1995 and 1996, respectively. This increase in absolute dollars reflected the building of the sales and marketing teams in both the U.S. and Japan, development of an applications engineering group to help systems companies adapt Rambus technology to their needs, costs associated with trade shows and other marketing efforts. The decrease in sales and marketing expenses as a percentage of revenues reflected the increased revenue base.

  General and Administrative. General and administrative expenses remained flat at $1.7 million, which represented 34.3%, 22.9% and 15.5% of revenues, in fiscal 1994, 1995 and 1996, respectively. In absolute dollars, these expenses remained relatively constant as the Company was able to increase its revenues without significantly increasing its infrastructure. As a percentage of revenues, general and administrative expenses decreased, reflecting the increased revenue base.

  Other Income (Expense). Net other income (expense) was $(81,000), $322,000 and $439,000, which represented (1.6)%, 4.4% and 3.9% of revenues, in fiscal 1994, 1995 and 1996, respectively. The increase in absolute dollars was due to interest on higher average cash investment balances, offset by interest associated with leased equipment.

  Provision for Income Taxes. The Company reported a tax net operating loss of approximately $3.6 million for fiscal 1994. For fiscal 1995, the Company reported taxable income of approximately $2.1 million, attributable to contract fees and royalties received during that year. While net operating loss carryovers were available to offset this income, alternative minimum tax of approximately $40,000 for federal purposes and approximately $14,000 for state purposes was incurred. The Company had a tax net operating loss of approximately $4.9 million in the year ended September 30, 1996.

  For fiscal 1994, 1995 and 1996, the Company paid foreign withholding taxes of approximately $350,000, $1.2 million and $270,000, respectively, on income from contract fees and royalties. These taxes may potentially be claimed as foreign tax credits for U.S. federal tax purposes, provided the Company incurs future U.S. tax liability, and are subject to foreign tax credit limitations and a five year carryover restriction imposed by U.S. tax law. See Notes 2 and 12 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

  The following tables present certain unaudited quarterly consolidated statements of operations data, both in absolute dollars and as a percentage of revenues, for the six quarters ended March 31, 1997. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                              QUARTER ENDED
                          -------------------------------------------------------------
                          DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31, MAR. 31,
                            1995       1996       1996       1996       1996     1997
                          --------   --------   --------   --------   -------- --------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Contract revenues.....  $ 2,510    $ 2,562    $ 2,833    $ 3,299     $4,066   $4,401
  Royalties.............      --         --           1         64      1,425    1,533
                          -------    -------    -------    -------     ------   ------
    Total revenues......    2,510      2,562      2,834      3,363      5,491    5,934
                          -------    -------    -------    -------     ------   ------
Costs and Expenses:
  Cost of contract
   revenues.............    1,115      1,186      1,275      1,245      1,037    1,359
  Research and
   development..........    1,142      1,271      1,235      1,569      2,263    2,105
  Sales and marketing...      955        826      1,100      1,171      1,485    1,382
  General and
   administrative.......      454        379        397        518        603      675
                          -------    -------    -------    -------     ------   ------
    Total costs and
     expenses...........    3,666      3,662      4,007      4,503      5,388    5,521
                          -------    -------    -------    -------     ------   ------
Operating income
 (loss).................   (1,156)    (1,100)    (1,173)    (1,140)       103      413
Other income (expense)..      112         92         85        151         45       80
                          -------    -------    -------    -------     ------   ------
Income (loss) before
 income taxes...........   (1,044)    (1,008)    (1,088)      (989)       148      493
Provision for income
 taxes..................       82        101        --         103         56      197
                          -------    -------    -------    -------     ------   ------
Net income (loss).......  $(1,126)   $(1,109)   $(1,088)   $(1,092)    $   92   $  296
                          -------    -------    -------    -------     ------   ------
Pro forma net income
 (loss) per share.......  $ (0.07)   $ (0.06)   $ (0.06)   $ (0.06)    $  .01   $  .01
                          =======    =======    =======    =======     ======   ======
Pro forma shares used in
 per share calculation..   17,294     17,394     17,409     17,442     19,971   20,196
                          =======    =======    =======    =======     ======   ======
                                       AS A PERCENTAGE OF REVENUES
                          -------------------------------------------------------------
                          DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31, MAR. 31,
                            1995       1996       1996       1996       1996     1997
                          --------   --------   --------   --------   -------- --------
Revenues:
  Contract revenues.....    100.0%     100.0%     100.0%      98.1%      74.0%    74.2%
  Royalties.............      --         --         --         1.9       26.0     25.8
                          -------    -------    -------    -------     ------   ------
    Total revenues......    100.0%     100.0%     100.0%     100.0%     100.0%   100.0%
                          =======    =======    =======    =======     ======   ======
Costs and Expenses:
  Cost of contract
   revenues.............     44.4       46.3       45.0       37.0       18.9     22.9
  Research and
   development..........     45.5       49.6       43.6       46.7       41.2     35.5
  Sales and marketing...     38.0       32.2       38.8       34.8       27.0     23.3
  General and
   administrative.......     18.1       14.8       14.0       15.4       11.0     11.4
                          -------    -------    -------    -------     ------   ------
    Total costs and
     expenses...........    146.1      142.9      141.4      133.9       98.1     93.1
                          -------    -------    -------    -------     ------   ------
Operating income
 (loss).................    (46.1)     (42.9)     (41.4)     (33.9)       1.9      7.0
Other income (expense)..      4.5        3.6        3.0        4.5        0.8      1.4
                          -------    -------    -------    -------     ------   ------
Income (loss) before
 income taxes...........    (41.6)     (39.3)     (38.4)     (29.4)       2.7      8.3
Provision for income
 taxes..................      3.3        3.9        --         3.1        1.0      3.3
                          -------    -------    -------    -------     ------   ------
Net income (loss).......    (44.9)%    (43.3)%    (38.4)%    (32.5)%      1.7%     5.0%
                          =======    =======    =======    =======     ======   ======

  The Company's contract revenues have increased in each of the last six quarters due to the addition of both new licensees and new engineering implementations for existing licensees. While quarterly revenues from existing licenses is predictable over the contracts' respective lives, total contract revenues will decline in the future if the Company does not continue to obtain new licensees or if it is unsuccessful in securing new engineering implementation work from existing licensees.

  Royalties became significant only in the first two quarters of fiscal 1997 and are the primary reason the Company became profitable in those quarters. During each of those quarters, the Company received royalty reports from the three licensees which had shipped Rambus-based products. Of these, one licensee's royalties were completely offset against nonrefundable, prepaid royalties and another, NEC, accounted for substantially all of the royalties for the two quarters. While licensee reports generally do not break down sales of license-bearing products by customer, the Company believes that a large percentage of the royalties from NEC for the first two quarters of fiscal 1997 were due to sales of Rambus ICs to Nintendo for incorporation in the Nintendo 64 home video game system. With such a concentration of royalties based on one system, it is likely that royalties will vary greatly in subsequent quarters. If royalties were to decline, the Company would likely again become unprofitable.

  Costs and expenses have generally increased in each of the six quarters ended March 31, 1997. Cost of contract revenues has remained relatively flat during this period, reflecting both the relative independence of this cost element from revenue changes and the relatively flat requirement for engineering implementation, customization, customer support and enhancements over this period. On the other hand, research and development expenses have generally increased over this period due principally to personnel additions associated with application of the Company's technology to a new generation of 64 Mbit RDRAMs and associated RACs, including an extension of the Company's technology to provide a higher bandwidth interface for future PC main memory applications. Sales and marketing expenses also increased throughout this period due to a buildup of the marketing and sales teams, as well as increased costs associated with applications engineering and other technical support for systems companies, trade shows, advertising and other marketing efforts. General and administrative expenses generally increased during this period as the Company added headcount to support an increasing number of employees and licensees. The Company believes that engineering costs, sales and marketing expenses and general and administrative expenses all will increase in future quarters.

  The Company has granted to Intel Corporation a warrant for the purchase of 1,000,000 shares of Common Stock at an exercise price of $10.00 per share. The warrant will become exercisable only upon the achievement of certain milestones, which will result in a charge to the statement of operations at the time achievement of the milestones becomes probable for the excess of the then fair value of the warrant over the exercise price.

  The Company's business is subject to a variety of additional risks that could materially adversely affect quarterly and annual operating results, including market acceptance of the Company's technology; systems companies' acceptance of Rambus ICs produced by the Company's licensees; market acceptance of the products of systems companies which have adopted the Company's technology; the loss of any strategic relationships with systems companies or licensees; announcements or introductions of new technologies or products by the Company or the Company's competitors; delays or problems in the introduction or performance of enhancements or future generations of the Company's technology; fluctuations in the market price and demand for DRAMs and logic ICs into which the Company's technology has been incorporated; competitive pressures resulting in lower contract revenues or royalty rates; changes in the Company's and system companies' development schedules and levels of expenditure on research and development; personnel changes, particularly those involving engineering and technical personnel; costs associated with protecting the Company's intellectual property; changes in Company strategies; foreign exchange rate fluctuations or other changes in the international business climate; and general economic trends and other factors.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has funded its operations primarily from approximately $58.3 million in contract payments (net of foreign withholding taxes) received through March 31, 1997, and to a lesser extent, the sale of approximately $21.4 million of convertible preferred stock and preferred stock purchase rights. At March 31, 1997, the Company had cash and cash equivalents and marketable securities of $10.5 million. As of March 31, 1997, the Company had an accumulated deficit of $34.1 million and negative working capital of $1.1 million, including a short-term component of deferred revenue of $17.9 million. Deferred revenue represents the excess of cash received from licensees over revenue recognized on license contracts, and the short-term component represents the amount of this deferred revenue to be recognized over the next twelve months. Without the deferred revenue, working capital would have been a positive $16.8 million.

  The Company's operating activities used net cash of $1.8 million in fiscal 1994, provided net cash of $1.3 million in fiscal 1995, used net cash of $3.5 million in fiscal 1996 and provided net cash of $3.2 million in the first half of fiscal 1997. Cash used by operations in fiscal 1994 was due to the net loss, adjusted for non-cash items, offset by a decrease in accounts receivable and other assets and an increase in deferred revenue. Cash generated by operations in fiscal 1995 was primarily the result of an increase in deferred revenue offset by the net loss, adjusted for non-cash item and an increase in accounts receivable. Cash used by operations in fiscal 1996 was due to the net loss, adjusted for non-cash items, and a decrease in deferred revenue offset by a decrease in accounts receivable. Cash generated by operations in the first half of fiscal 1997 was primarily the result of an increase in deferred revenue offset by an increase in accounts receivable.

  Net cash used in investing activities was $3.6 million, $10.4 million and $3.0 million in fiscal 1994, fiscal 1995 and the first half of fiscal 1997, respectively; net cash provided by investing activities was $3.9 million in fiscal 1996. Investing activities have consisted primarily of net purchases of marketable securities and purchases of property and equipment. See Notes 2, 5, 9 and 15 of Notes to Consolidated Financial Statements.

  Net cash provided by financing activities were $4.5 million, $8.5 million and $307,000 in fiscal 1994, fiscal 1995 and the first half of fiscal 1997, respectively; net cash used in financing activities was $546,000 in fiscal 1996. Financing activities have consisted primarily of sales of convertible preferred stock and preferred stock purchase rights offset by principal payments on capital leases. See Notes 2, 4 and 15 of Notes to Consolidated Financial Statements.

  In the first six months of fiscal 1997, the Company incurred total costs and expenses of approximately $10.9 million. The Company expects to incur total costs and expenses of at least this level over the next twelve months. In particular, the Company has incurred substantial expenditures related to the development and marketing of its technology. Future development and marketing of extensions of the Company's technology and further enhancements to the Company's original technology will require substantial additional funds. In addition, the Company anticipates spending at least $1.5 million for equipment lease and office lease payments and approximately $3.0 million for capital expenditures over the next 12 months. While the first two quarters of fiscal 1997 were the Company's first profitable quarters, there can be no assurance that the Company will remain profitable in the future. See Notes 8 and 9 of Notes to Consolidated Financial Statements.

  The Company presently anticipates that the net proceeds from this offering, together with existing sources of liquidity and cash anticipated to be provided by operations, will be adequate to meet its cash needs for at least the next 12 months.

                                   BUSINESS

  The key elements of the Rambus interface are RDRAMs, RACs and the interconnecting circuitry known as the "Rambus Channel." The high-speed interface technology Rambus has developed is applicable to data transfer between most semiconductor chips. The Company has initially chosen to concentrate the application of its technology on the interface between logic ICs and memory devices because of the acute performance needs and the relevant market sizes. The Company believes that the systems which will best utilize the high bandwidth provided by current Rambus technology are the relatively high-volume, low-cost systems in which the cost of the memory subsystems represents a significant portion of the selling price. To date, the principal applications for the Company's technology have been in the consumer multimedia, PC multimedia and workstation multimedia markets. These areas accounted for the sale of approximately $13,000, $11 million and $447 million of Rambus ICs by Rambus licensees in calendar 1994, 1995 and 1996, respectively. Although period-to-period changes in the Company's revenues are dependent upon numerous factors other than changes in the sales of Rambus ICs, such as the structure of royalty arrangements with particular licensees, the level of prepaid royalties to be offset, the mix of royalty-bearing sales between RDRAMs and RACs and the one quarter lag time between sales by licensees and the receipt of royalties by the Company, the Company believes that increases in sales of Rambus ICs indicate the level of market acceptance of the Company's technology to date. Other applications currently being developed include multifunction peripheral controllers for combination fax/copier/scanner/laser printer devices, and networking equipment such as high-speed ethernet switches. In addition, the Company and Intel Corporation have entered into a development and license agreement and are working together to develop an extension of the Rambus interface technology optimized for the PC main memory market segment.

INDUSTRY BACKGROUND

  Worldwide demand for semiconductor devices has increased significantly in recent years due to growth in the demand for electronic systems which use semiconductors, as well as an increase in the semiconductor content of these systems. According to Dataquest, Inc., an independent research organization, the worldwide market for semiconductors was estimated to be $137 billion in 1996, and is estimated to reach $290 billion by the year 2000.

  Among the factors that contribute to this growth are the reduced costs and increasing performance of home video games, PCs, workstations, servers and networking equipment, as well as the improving price/performance ratio of semiconductors themselves. For example, home video game consumers are requiring increasingly sophisticated color and 3D capabilities to match those available in large arcade machines. PC purchasers are increasingly demanding multimedia-equipped systems which support features such as full motion video, sophisticated 3D graphics, high-quality audio and images with greater color depth and higher resolution. The increased performance of PCs and the availability of sophisticated PC engineering and multimedia authoring applications are, in turn, driving manufacturers of workstations to develop even more sophisticated 3D graphics and other multimedia capabilities. Similarly, evolving network technology and infrastructure are driving the demand for performance improvements in servers and networking equipment. Systems manufacturers are under constant pressure to introduce enhanced capabilities and higher performance while keeping prices within reach of their target markets.

  The performance of a computer or other electronic system is typically constrained by the speed of its slowest element. In the past, that element was the logic IC that controlled the system's specific functions and performed calculations--the microprocessor. In recent years, however, new generations of microprocessors have become substantially faster and more powerful, and increasingly the bottleneck in system performance is becoming the component that stores the instructions and data needed by the microprocessor--the DRAM.

  Since 1980, the typical operating frequency of Intel and other mainstream microprocessors has increased approximately 40 times from 5 MHz (million cycles per second) to 200 MHz. During this same period, the typical operating frequency of a standard DRAM (known as a "page mode" DRAM) has increased by approximately five times. Even the evolutionary improvements to DRAM technology, including the FPM (fast-page mode) DRAM, the EDO (extended-data-out) DRAM, the SDRAM (synchronous DRAM) and the SGRAM a version of the SDRAM for graphics applications), have only been able to provide an improvement of up to approximately ten times. This growing disparity between the frequency of microprocessors and DRAMs is termed the "Performance Gap."

                             [GRAPH APPEARS HERE]

  [Description of Graph: The graph omitted in the EDGAR filing consists of a horizontal axis representing years between 1980 and 1996, and a vertical axis representing frequencies in MHz. The graph contains data points for x86 MPU, SDRAMs, EDOs and Page Made DRAMs. The data points for each of these technologies which are plotted in the graph are set forth below. In the graph, the data points for each respective technology are connected to form a line.

        x86 MPU CLOCK FREQUENCY VS. DRAM DATA TRANSFER FREQUENCY

Measuring
 Period           Page                                      X86
 (Year)           Mode         EDO           SDRAM          MPU
---------         ----         ---           -----          ---
  1980             5                                         5
  1981                                                       8
  1982                                                      10
  1983
  1984                                                      12
  1985
  1986             8                                        16
  1987                                                      20
  1988                                                      25
  1989            18                                        33
  1990
  1991            22                                        50
  1992                                                      66
  1993            25
  1994            28                                       100
  1995                         40                          150
  1996            33           50             66           200
-------

  Sources--

  x86 MPU: Microprocessor Report

  Page Mode DRAM, EDO DRAM: Micron, NEC, Texas Instruments, Toshiba data sheets
  SDRAM: measured clock/data rate in Dell PC

  While microprocessors have undergone both manufacturing and architectural improvements, significant innovations for DRAMs have only occurred on the manufacturing side. DRAM manufacturers have been successful in increasing DRAM "density," or storage capacity, from roughly 1 Kbit (thousand bits) to 64 Mbits (million bits) per chip, thereby reducing the number of DRAMs required for a given amount of memory. However, corresponding architectural improvements necessary to increase DRAM data transfer rates to keep pace with increasing microprocessor speeds have not occurred.

  Systems manufacturers have attempted to bridge the Performance Gap with a variety of performance-enhancing techniques. One approach is the use of SRAMs (static RAMs), which are faster but more expensive than DRAMs, to build cache memories. SRAM caches are effective for applications which repeatedly access a particular set of data, such as scientific and spreadsheet applications, but are not as effective for multimedia and other applications that must continually access new data. For example, for a multimedia application to display real-time video that is perceived as smooth motion by the human eye, a new image must be decompressed, displayed and then discarded approximately 30 times every second. Because such an application requires a high rate of transfer of constantly changing data and does not use data repetitively, SRAM caches do not provide an effective solution.

  Another technique used to address the Performance Gap, the "wide bus" approach, relies on increasing the width of the "bus," or channel, through which data is passed to and from the processor/controller and the DRAMs. A wider bus will transfer proportionately more data than a narrower bus. Just as the capacity of a highway can be increased by adding more lanes, bus width can be increased by adding more external connections, or "pins." However, use of wider buses to increase the memory bandwidth creates several problems. First, the routing scheme for conventional DRAMs results in the wires on the printed circuit boards that have varying lengths and electrical loads that cause timing problems, known as "signal skew," as well as signal integrity problems. These problems become more pronounced with increases in pincount. Another problem inherent in wider buses is that larger pincount packages are more expensive to produce and require more expensive testers. Additionally, every pin on the package must connect to a bonding "pad" on the chip itself, typically at the edge of the chip. For smaller chips it may not be possible to put as many pads on the chip as is desired without increasing the die size and cost of the chip. Another problem relates to the number of DRAMs necessary to achieve the greater memory bandwidth associated with a wider bus. DRAM densities have been increasing rapidly and larger DRAMs typically have a lower cost per bit. For some applications, the most cost-effective solution for memory capacity may require only one or two DRAMs. However, limitations on the data transfer rate of a given DRAM often require that multiple DRAMs be used on a wide bus to provide sufficient memory bandwidth. By requiring more DRAMs to provide the desired memory bandwidth than are required to provide the desired memory capacity, the wide bus solution often results in the use of a greater number of smaller capacity DRAMs, which in turn results in a higher cost per bit.

  Rambus believes that several major market trends will exacerbate the Performance Gap in the future. The increased number and performance of multimedia applications and other capabilities demanded by businesses and consumers require ongoing improvements in memory bandwidth, which Rambus believes cannot be achieved without significantly changing the DRAM interface architecture. The memory bandwidth required by current systems, such as home video games and PCs, can be hundreds of megabytes (million bytes) per second. These bandwidth requirements are already taxing, and in many cases exceeding, the limits of conventional DRAMs. The demand for memory bandwidth for PC main memory will soon exceed one gigabyte (billion bytes) per second due to continuing advances in microprocessor frequency, as well as software and architecture changes that shift much of the load for multimedia processing to the main memory subsystem. Rambus believes that these market trends have created a significant opportunity for a high-speed, cost-effective, scalable solution that addresses the widening Performance Gap.

THE RAMBUS SOLUTION

  Rambus has created a revolutionary chip-to-chip interface architecture, which allows data to be transferred through a simplified bus at significantly higher frequencies than permitted by conventional technologies. Rambus has focused the application of its interface technology on the Performance Gap and licenses its interface technology to memory and logic semiconductor manufacturers, which incorporate this interface technology into their IC designs to supply systems companies with Rambus ICs. The key elements of the Rambus interface are RDRAMs, RACs and the interconnecting circuitry known as the "Rambus Channel." While Rambus technology can be used to address a wide variety of chip-to-chip data transfer requirements, the largest immediate application is to connect logic circuits to memory in home video games, PCs, workstations and other electronic systems.

  Key benefits of the Rambus solution are:

  High Performance. Rambus interface technology currently allows data transfers of up to 600 megabytes per second between a logic IC and DRAMs by transferring data at a frequency of 600 MHz over a byte-wide bus known as the "Rambus Channel." System performance can be further enhanced by applying Rambus interface technology to multiple channels on a logic IC. For example, a Rambus-based logic IC can utilize four channels to achieve data transfer of up to 2.4 gigabytes per second. In addition, multiple DRAMs can be connected to each channel on a Rambus-enabled logic device to increase memory capacity. Rambus maintains ongoing research and development activities in conjunction with its licensees to further improve the performance of its interface technology.

  Open Standard. Rambus interface technology is an open standard, with compatible Rambus ICs available to systems companies from any IC manufacturer that has obtained a license from Rambus. Rambus believes that systems companies benefit from having compatible Rambus ICs and a consistent implementation of the Rambus interface technology, available from multiple sources. Rambus also believes that making its technology available from established DRAM and logic IC companies facilitates the adoption of Rambus technology by systems companies.

  Cost-Effectiveness. Rambus technology can enable systems companies to significantly improve system cost-effectiveness. Depending on the implementation, Rambus technology allows a reduction in the number of pins per logic device, the use of fewer DRAMs of greater density, a simplified circuit board design and layout and a smaller circuit board. According to a recent study by Mercury Research, an independent research organization, Rambus enables the lowest-cost 2 megabyte frame buffer DRAM alternative to traditional page mode DRAMs.

  Complete Systems Solution. Rambus' solution is based on a system-wide, rather than a chip-level, perspective. Semiconductor companies have traditionally attempted to improve chip-level performance by increasing the "width," or number of pins, associated with a given DRAM, but this tends to increase the size, cost and complexity of the overall system. In contrast, Rambus has successfully increased memory bandwidth per pin, thereby increasing performance gains and cost savings when its technology is incorporated into a home video game, PC, workstation or other electronic system. As part of its complete systems solution approach, Rambus provides technical support to systems companies that incorporate Rambus technology into their products.

TARGET MARKETS AND APPLICATIONS

  The high-speed interface technology Rambus has developed is applicable to data transfer between most semiconductor chips. The Company has initially chosen to concentrate the application of its technology on the interface between logic ICs and memory devices because of the acute performance needs and the relevant market sizes. According to Dataquest, the total market for DRAMs was estimated to be over $25 billion in 1996 and is expected to grow to over $62 billion in 2000. While Rambus interface technology is useful in providing increased memory bandwidth in any electronic system, the Company believes that the systems which will best utilize the high bandwidth provided by current Rambus technology are the relatively high-volume, low-cost systems in which the cost of the memory subsystems represents a significant portion of the selling price. To date, the principal applications for the Company's technology have been in the consumer multimedia, PC multimedia and workstation multimedia markets. These areas accounted for the sale of approximately $13,000, $11 million and $447 million of Rambus ICs by Rambus licensees in calendar 1994, 1995 and 1996, respectively. Although period-to-period changes in the Company's revenues are dependent upon numerous factors other than changes in sales of Rambus ICs, such as the structure of royalty arrangements with particular licensees, the level of prepaid royalties to be offset, the mix of royalty-bearing sales between RDRAMs and RACs and the one quarter lag time between sales by licensees and the receipt of royalties by the Company, the Company believes that increases in sales of Rambus ICs indicate the level of market acceptance of the Company's technology to date. The Company believes significant opportunities to expand adoption of its technology exist in the PC main memory market segment and other markets.

 MULTIMEDIA/GRAPHICS

  The first generation of Rambus ICs has been targeted at consumer multimedia, PC multimedia and workstation multimedia because these are the applications which the Company believes are in most immediate need of the performance improvements that can be enabled by an increase in memory bandwidth. The Company also believes that systems running these applications, particularly high-volume, low-cost consumer electronics and PC multimedia systems, will benefit most from the significant improvement in the price/performance ratio that is enabled by Rambus technology.

  Consumer Multimedia. Manufacturers of consumer multimedia products, such as home video games, are under constant competitive pressure to provide more sophisticated graphics and other multimedia features at low cost. Rambus believes that its interface technology provides consumer multimedia systems companies with a competitive advantage in meeting this challenge. Nintendo, Inc.'s new Nintendo 64 video game uses Rambus interface technology to deliver sophisticated 3D graphics and CD-quality audio at a retail selling price of less than $150. The high bandwidth delivered by RDRAMs enables the creation of a unified system and graphics memory subsystem. The Nintendo 64 began selling in June 1996 in Japan and in September 1996 in the United States, and had sold approximately 4 million units through the end of calendar 1996.

  PC Multimedia. Similarly, PC manufacturers are striving to meet market demand for increased multimedia performance at low cost. One aspect of this demand is the shift from 2D to 3D capability, and Mercury Research has estimated the market for 3D graphics controllers will grow from 3 million units in 1996 to over 100 million in 2000. In May 1996, Cirrus Logic began commercial shipments of its Laguna graphics controller, the first product in a planned family of VisualMedia PC graphics controllers using Rambus memory interface technology. The Laguna graphics controller has been adopted by Creative Labs, Inc. and others for use in add-in graphics accelerator cards for the PC market. Another Rambus licensee, Chromatic Research, Inc., has introduced a line of multimedia processors called Mpact. Chromatic has licensed Toshiba Corporation, LG Semicon Co., Ltd. and SGS-THOMSON Microelectronics, Inc., all of which are Rambus licensees, to build and sell these Rambus-based processors.

  In August 1996, Microsoft Corporation published its "Talisman" PC reference design, which includes Rambus interface technology. Talisman is a set of technology specifications promulgated by Microsoft to allow multimedia PC systems running Microsoft software to provide multimedia performance previously available only on workstations. Rambus believes that this is a significant endorsement of its technology, although to date no commercial applications of Talisman have been announced or released and there is no assurance that any product will ever be developed based on this reference design or that any products developed will include Rambus interface technology.

  Workstation Multimedia. Rambus interface technology significantly enhances the multimedia performance of workstations in a cost-effective manner. The first application of Rambus technology was the Impact line of 3D graphics controllers for workstations from Silicon Graphics, Inc. ("SGI"). SGI uses Rambus technology in the 3D graphics subsystem to help bring high-performance, high-quality graphics to entry-level workstations. Each subsystem uses a minimum of six RDRAMs and three Rambus-enabled logic ICs to achieve peak bandwidth of 3 gigabytes per second.

 PC MAIN MEMORY

  A key element of the Company's strategy is to penetrate the market segment for main memory in PCs. Dataquest estimates that over 72 million PCs were sold in 1996 and that demand will grow to over 130 million units by 2000. The Company believes that more than half of all DRAMs are currently used in PC main memory applications.

  Development with Rambus Licensees. Rambus and a majority of its DRAM licensees are currently developing an advanced version of next-generation 64 Mbit RDRAMs which will be targeted at the PC main memory market segment. The Company believes that these devices will offer superior bandwidth compared to other solutions for PC main memory applications. These devices are not scheduled for mass production until at least 1999, and there can be no assurance that such devices will be successfully developed or that, if developed, will be successful in penetrating the market segment for PC main memory. See "Risk Factors--Dependence upon Limited Number of Licensees" and "--Future Dependence upon PC Main Memory Market Segment and Intel."

  Intel Contract. In November 1996, Rambus entered into a development and license contract with Intel. The contract provides for the parties to cooperate in the development of a specification for the RDRAM to be developed by Rambus and its DRAM licensees which will be optimized for PC main memory applications. The contract also calls for Intel to use reasonable best efforts to develop a PC main memory controller designed for use with these RDRAMs. There can be no assurance that such a controller will be designed in time to meet market requirements or that the parties will be successful in specifying an RDRAM that will be built by Rambus licensees at all or in sufficient quantity to become a standard for PC main memory. See "Risk Factors--Future Dependence upon PC Main Memory Market Segment and Intel" and "Certain Transactions--Intel Contract."

 OTHER

  The Company believes that its technology, which enables high memory bandwidth at low cost, is well suited to a broad range of other applications. Other Rambus-based applications currently being developed include multifunction peripheral controllers for use in combination fax/copier/scanner/laser printer applications and networking equipment such as high-speed ethernet switches. There can be no assurance that such devices will be designed incorporating Rambus interface technology or that sales of such devices will be meaningful.

RAMBUS LICENSEES

  Rambus licenses its technology on a nonexclusive and worldwide basis to semiconductor manufacturers which sell Rambus ICs to systems companies that have adopted Rambus technology. An important element of the Company's strategy is to license its technology broadly in order to establish Rambus interface technology as a standard and to provide systems companies with sources from established semiconductor companies for Rambus ICs. Rambus provides licenses to both DRAM manufacturers and logic IC manufacturers, which can license Rambus interface technology for use in producing RDRAMs and/or logic ICs containing RACs. At March 31, 1997, Rambus had a total of 20 licensees. To date, a majority of the Company's royalties has been derived from the sale of logic ICs incorporating RACs. If the Company is successful in its strategy to penetrate the PC main memory market, the Company expects that royalties from the sale of RDRAMs will eventually account for the largest portion of royalties.

  Sales of Rambus ICs to systems companies, such as manufacturers of home video games, PCs, workstations and graphics boards, are not made by Rambus, but by semiconductor companies which are the Company's licensees. Systems companies do not need a license to incorporate Rambus ICs in their products. However, an important part of the Company's strategy is to maintain close ties to these systems companies to encourage the adoption of Rambus technology. See "Risk Factors--Dependence upon Limited Number of Licensees," "--Dependence upon Systems Companies," "--No Assurance of Adoption of Rambus Technology as an Industry Standard" and "Business--Target Markets and Applications."

 RDRAM LICENSEES

  The DRAM business is highly competitive, with approximately 20 major manufacturers located throughout the world. Rambus' licensees include nine DRAM manufacturers which collectively accounted for over 70% of worldwide DRAM sales in calendar 1996. The Company's RDRAM licensees include:

         RAMBUS           DATE OF INITIAL
        LICENSEE           RDRAM LICENSE               STATUS OF DEVELOPMENT
        --------          ---------------              ---------------------
Hitachi, Ltd.             September 1994  64 Mbit RDRAM in development.
Hyundai Electronics       December 1995   16/18 Mbit and 64 Mbit RDRAMs in development.
 Industries Co., Ltd.
LG Semicon Co., Ltd.      February 1994   16/18 Mbit RDRAMs beginning production. 64 Mbit
                                          RDRAM in development.
Micron Technology, Inc.   March 1997      64 Mbit RDRAM commencing development.
Mitsubishi Electric Co.   February 1997   64 Mbit RDRAM commencing development.
Monolithic System         December 1996   Specialized 16 Mbit multi-bank RDRAMs
 Technology, Inc.                         in development.
 ("MoSys")
NEC Corporation           July 1991       16/18 Mbit RDRAMs in production. 64 Mbit
                                          RDRAM in development.
Oki Electric Industry     December 1993   16/18 Mbit RDRAMs beginning production. 64 Mbit
 Co., Ltd.                                RDRAM in development.
Samsung Electronics Co.,  December 1994   16/18 Mbit and 64 Mbit RDRAMs in development.
 Ltd.
Toshiba Corporation       October 1990    16/18 Mbit RDRAMs in production. 64 Mbit
                                          RDRAM in development.

 LOGIC IC LICENSEES

  A Rambus license for logic ICs may be for all uses, or may be restricted to certain types of ICs such as ASICs or peripherals. Many of the RACs provided by Rambus for use in logic ICs have been developed first for a 0.5^ (micron, one millionth of a meter) process and then migrated to a 0.35^ process. In addition, the Company is currently working with certain licensees on 0.25^ RACs. Information regarding certain of the Company's logic IC licensees is provided in the table below.

         RAMBUS           DATE OF INITIAL
        LICENSEE          LOGIC IC LICENSE            STATUS OF DEVELOPMENT
        --------          ----------------            ---------------------
Chromatic Research, Inc.  February 1994    Multimedia processors developed by
                                           Chromatic are manufactured and sold by LG
                                           Semicon and Toshiba. SGS-THOMSON is also
                                           developing a multimedia processor based on
                                           a Chromatic design.
Cirrus Logic Inc.         October 1993     Graphics controllers in production.
IBM Corporation           December 1995    Logic chip in development for third party
                                           customer of ASIC design and foundry
                                           services. RAC available as part of cell
                                           library.
Intel Corporation         November 1996    Main memory controller to be developed.
LG Semicon Co., Ltd.      February 1994    Multimedia processor in production.
LSI Logic Corporation     June 1994        RAC available as part of its cell library.
NEC Corporation           July 1991        Logic chip in production for third party
                                           customer of ASIC design and foundry
                                           services. RAC available as part of cell
                                           library.
SGS-THOMSON               December 1996    Multimedia processor in development.
 Microelectronics, Inc.
Toshiba Corporation       October 1990     Multimedia processor in production. Logic
                                           chip in development for third party
                                           customer of ASIC design and foundry
                                           services. RAC available as part of cell
                                           library.

  In addition to the licensees named in the two tables above, Rambus has other licensees who are developing proprietary products using Rambus technology and have chosen to keep their relationships with Rambus confidential until such products are introduced to the market.

  While all current RDRAM and certain current logic IC licensees have fabrication facilities, some current and potential future logic licensees use third-party fabrication facilities. The Company has developed a version of its RAC for manufacture at Taiwan Semiconductor Manufacturing Company Limited ("TSMC"), the world's largest independent foundry. While not a Rambus licensee itself, TSMC will be able to manufacture Rambus-based ICs for fabless Rambus licensees.

RAMBUS BUSINESS MODEL AND STRATEGY

  In order to establish Rambus interface technology as an industry standard, the Company has adopted an innovative business model in which it neither manufactures nor sells semiconductors incorporating the Company's technology. The Company licenses its technology on a nonexclusive and worldwide basis to semiconductor companies which manufacture and sell RDRAMs and logic ICs containing RACs to systems companies which have adopted Rambus technology. Systems companies are not required to obtain a Rambus license to incorporate Rambus ICs into their products.

  The Rambus business model and strategy are designed to promote Rambus as an industry standard and are based on the following key elements:

  Target Leading Systems Companies in Multiple Large Markets. The Company targets leading systems companies in markets that the Company believes represent the greatest potential for Rambus IC sales. The Company believes that making these market leaders successful in their adoption of Rambus technology will not only validate the Rambus technology as a practical, performance-enhancing and cost-effective solution, but will also place competitive pressure on other industry participants to adopt Rambus technology. The Company actively participates with its licensees in their marketing and selling efforts to systems companies, develops applications notes and other technical material to promote and support Rambus technology in the marketplace, and provides technical support, generally at no charge, to systems companies which have adopted Rambus technology. Leading systems companies which have adopted Rambus technology to date include Nintendo in the home video game market and SGI in the workstation market. Additionally, Rambus seeks to establish relationships with leading technology providers, such as Intel, Microsoft and Cirrus Logic, whose technologies have been or are expected to become widely adopted by systems companies. See "--Target Markets and Applications."

  Provide Multiple Sources for RDRAMs. The Company licenses its technology broadly in order to provide systems companies with multiple sources for RDRAMs. For example, the Company currently has nine separate licensees, representing over 70% of total worldwide DRAM sales in calendar 1996. The Company's license contracts generally require a licensee to develop a Rambus IC in order to keep its license. The Company believes that systems companies will be more inclined to adopt Rambus interface technology if it is available from established DRAM manufacturers with which systems companies already have relationships. The Rambus business model ensures the compatibility of all Rambus ICs and a consistent implementation of the Rambus interface technology, regardless of manufacturer.

  Leverage Business Model by Sharing Research and Development Efforts with Licensees. Rambus believes that cooperative development efforts with its licensees allow the Company to improve its interface technology and bring it to market faster, cheaper and with broader support than would be possible if Rambus were to attempt to develop, manufacture or sell chips incorporating the Rambus interface technology on its own. While all the development of the fundamental technology and much of the specific process implementation has been done by Rambus, a significant portion of the specific process implementation has been accomplished by the partner licensees. By spreading the cost of developing Rambus technology among all Rambus licensees, which Rambus considers to be its partners in development, the Rambus business model permits the Company to maintain a relatively low cost structure and devote a relatively large portion of its resources to research and development efforts which are directly related to the Company's fundamental technology.

  Generate Revenue through a Combination of Contract Fees and
Royalties. Licensees generally pay a license fee to Rambus ranging from a few hundred thousand dollars for a narrow license covering a single logic product to millions of dollars for a license with broad coverage of Rambus technology. Part of these fees may be due upon the achievement of certain milestones, such as provision of certain deliverables by Rambus or production of chips by the licensee. In a few cases, the Company has received nonrefundable, prepaid royalties which will offset the earliest royalties due from the licensee. Rambus' contracts also typically provide for engineering service fees, which help pay the cost of developing the core technology. Licensees normally pay additional engineering service fees if Rambus provides the modification of its interface technology required for the licensee's specific chip manufacturing process. All Rambus license fees and engineering service fees are nonrefundable.

  Royalties, which are generally a percentage of the revenues received by licensees on their sales of Rambus ICs, are normally payable by a Rambus licensee on sales occurring during the life of the Rambus patents being licensed. For a typical systems application of Rambus technology, the Company receives royalties from the sale of both logic ICs containing RACs and RDRAMs as they are shipped by Rambus licensees. Royalty rates range up to approximately 2.5% for RDRAMs and 5% for logic ICs, and in some cases may decline based on the passage of time or on the total volume of Rambus ICs shipped. The exact rate and structure of a royalty arrangement with a particular licensee depend on a number of factors, including the amount of the license fee to be paid by the licensee and the marketing and engineering commitment made by the licensee.

  Contract fees have provided the majority of the capital needed to date by the Company to develop its fundamental technology, and the Company believes that its business model is well suited to continue funding future development. However, there is no assurance that the Company's current partner licensees will generate revenue, or that the Company will be able to add new license contracts in the future, at levels sufficient to provide significant funding for further development activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Maintain Technology Leadership. Rambus has pioneered a unique and revolutionary solution to the Performance Gap. Rambus believes that the factors which created this opportunity, including the accelerating improvements in microprocessor speeds and DRAM densities and business and consumer demand for ever increasing performance at lower cost, will continue to require innovative technology. The Company is committed to continuing research and development efforts, both internally and in conjunction with its partner licensees, to further improve the Rambus interface technology. Approximately three quarters of the Company's employees have technical degrees, and more than half of the Company's employees have graduate technical degrees. The Company plans to continue its emphasis on research and development, and currently more than half of the Company's engineering staff is assigned to developing future generations of the Company's fundamental technology.

  Pursue System-Level Approach. The Company believes that the value of its technology to systems companies as a cost-effective way to improve system performance is a result of the Company's system-level approach. Rather than focusing exclusively on chip-level improvements, the Company designs its technology with the goal of improving the overall performance and cost effectiveness of systems such as home video games, PCs and workstations which incorporate the technology. Rambus intends to continue this approach in its future development efforts.

TECHNOLOGY AND PRODUCTS

 ARCHITECTURE

  Rambus has developed a revolutionary chip-to-chip interface technology which combines a new bus architecture with major improvements in signaling technology. Unlike other approaches, address, data and control information is transferred together through a relatively narrow bus between a RAC and one or more RDRAMs. To achieve a high bandwidth over the narrow bus, Rambus developed a protocol for moving data rapidly and efficiently. To eliminate signal skew, clock and data signals are sent in parallel over a precisely defined and controlled route. Rambus' technological innovations, including the use of low signal swings, data transfer on both edges of a synchronizing clock pulse and the use of on-chip compensation circuits, all contribute to achieving a peak memory bandwidth of 600 megabytes per second per channel. The Company believes that its technology is scalable, and that higher peak bandwidths can be achieved in the future.

  The Company and its licensees are developing an extension of Rambus interface technology, scheduled for introduction in mid-1997 and called "Concurrent Rambus" technology, for both 16/18 Mbit and 64 Mbit generation RDRAMs, which will provide more efficient use of the high peak bandwidth currently provided by the base technology for graphics and multimedia applications. In addition, Rambus and Intel are currently working on the definition of another extension to the Rambus interface technology, scheduled for introduction in late 1998 and called "Direct Rambus" technology, for 64 Mbit generation RDRAMs, which will be further optimized for PC main memory applications.

 RAMBUS DESIGN METHODOLOGY

  When developing either a generalized layout database for a new product or an optimized implementation for a specific process, Rambus designers apply a rigorous design methodology intended to accelerate the development process, maintain consistent quality and promote the development and sharing of design expertise among the engineering staff. Rambus design engineers generally use a common set of third-party and custom computer aided design tools on a network of computer workstations in order to allow them to share common resources. The Company has developed proprietary software to assist in the modeling, simulation, layout and verification of circuit designs. Additionally, the Company promotes design integrity and sharing of expertise by subjecting designs to a series of peer reviews and simulation and verification tests at different stages of development. When a process-specific design has been developed by Rambus, each implementation in silicon is generally tested by the Company on high-speed testers in order to verify the device against the design specifications.

 LICENSEE DESIGN METHODOLOGY

  Rambus interface technology has been developed to allow semiconductor companies to use familiar, widely-available design tools and conventional techniques when designing their Rambus-enabled chips. A new Rambus licensee receives an implementation package from the Company which contains all the information needed to develop a Rambus IC in the licensee's process. There are separate implementation packages for RDRAMs and for RACs. An implementation package includes a specification, a generalized circuit layout database for the particular version of the RDRAM or RAC which the licensee intends to develop, test parameters and, for RDRAMs, a DRAM core interface specification. Many licensees have contracted to have Rambus produce the specific implementation required to optimize the generalized circuit layout for the licensee's manufacturing process. In such cases, the licensee provides specific design rules and transistor models which Rambus designers use to integrate RDRAM or RAC circuits into the licensee's process. However, Rambus anticipates that as licensees become more familiar with the Rambus technology, they will be able to do more of the implementation work without Rambus' assistance.

 MANUFACTURING AND YIELDS

  Rambus has developed its technology to be manufacturable using familiar, industry-standard CMOS semiconductor processes. For this reason the Company believes that the wafer fabrication yields of RDRAMs and logic products containing RACs are consistent with those for similar products in the same manufacturing facility. However, because of the extra Rambus interface circuitry, an RDRAM chip is somewhat larger than a standard DRAM. Therefore, a manufacturer will generally produce fewer RDRAMs than standard DRAMs for a given wafer size and an RDRAM chip will be somewhat more expensive than the standard version. Rambus believes that this cost premium is about 10% to 20% for the current 16 Mbit generation, but will be reduced to about 5% for 64 Mbit RDRAMs. In addition, RDRAM manufacturers are responsible for their own manufacturing processes and Rambus has no role in the manufacture of RDRAMs. For example, Rambus has no influence on decisions in regard to any process changes or on whether or when to "shrink" or otherwise change a design to reduce the cost of the chips.

 PACKAGING AND CIRCUIT BOARD LAYOUT

  Current implementations of RDRAMs and Rambus logic ICs can be packaged in widely available, inexpensive packaging. System companies connect RDRAMs to Rambus logic ICs using normal printed circuit board ("PCB") materials and manufacturing techniques. System companies are provided with detailed specifications from Rambus on circuit board layout and construction. Circuit boards can be fabricated and assembled using standard PCB techniques and equipment.

RESEARCH AND DEVELOPMENT

  The ability of the Company to compete in the future will be substantially dependent on its ability to advance its interface technology in order to meet changing market needs. To this end, Company engineers are involved in developing new versions of the Rambus interface technology which will allow chip-to-chip data transfer at higher speeds as well as provide other improvements. The Company has assembled a team of highly skilled engineers whose activities are focused on further development of Rambus interface technology as well as adaptation of current technology to specific licensees' processes. Because of the complexity of these activities, the design and development process at Rambus is a multi-disciplinary effort requiring expertise in computer architecture, digital and analog circuit design and layout, DRAM and logic semiconductor process characteristics, packaging, PCB routing and high-speed testing techniques.

  As of December 31, 1996, Rambus had 75 employees in the engineering department. Approximately two thirds of these employees have advanced technical degrees. In fiscal 1994, 1995 and 1996 and the first half of fiscal 1997, research and development expenses were approximately $3.1 million, $3.1 million, $5.2 million and $4.4 million, respectively. In addition, because the Company's license agreements often call for engineering support by Rambus, a substantial portion of the Company's total engineering costs has been allocated to cost of contract revenues, even though these engineering efforts have direct applicability to Rambus' technology development. The Company expects that it will continue to invest substantial funds on research and development activities. Currently, more than half of the Company's technical staff is primarily focused on the development of technologies which are not currently in production. There can be no assurance that new versions of the Rambus interface technology can be developed and introduced by the Company's licensees in a timely fashion or that such new technology will be accepted by the market. Moreover, the end markets for the Company's technology, particularly the home video game and PC markets, are subject to rapid technological change and there can be no assurance that as such markets change the Company's interface technology will remain current and suitable.

COMPETITION

  The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and increasing foreign and domestic competition. Most major DRAM manufacturers are developing higher-frequency versions of standard DRAMs such as EDO, SDRAMs and SGRAMs which compete with RDRAMs. These DRAM manufacturers include most Rambus DRAM licensees, as well as other major DRAM manufacturers such as IBM and Texas Instruments Inc. Most of these companies are much larger and have better access to financial, certain technical and other resources than Rambus. Additional high-speed DRAMs have recently been introduced by other semiconductor companies for specialized applications.

  The Company believes that its success in establishing a new high-speed memory interface has been due to the systems approach it has taken to solving the application needs of companies in home video game, PC and other electronic systems businesses. However, the Company believes competitors have begun to take a similar approach. The Company believes that its principal competition may come from its licensees and prospective licensees, many of which are evaluating and developing products based on alternative technologies. Many DRAM suppliers have indicated that they are developing a new technology called Double Data Rate ("DDR") SDRAMs, aimed at doubling the memory bandwidth from SDRAMs without increasing the clock frequency. In addition, a consortium including both large DRAM manufacturers and systems companies is promoting a specification for an alternative high-speed interface standard called SyncLink. To the extent that these alternative technologies provide comparable system performance at lower cost than RDRAMs, or do not require the payment of comparable royalties, the Company's licensees and prospective licensees may adopt and promote the alternative technologies. There can be no assurance that the Company's future competition will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, certain semiconductor companies have recently introduced a new kind of IC which combines logic and DRAM on the same chip. Such chips, called "embedded DRAM," eliminate the need for any chip-to-chip interface and are primarily being used for graphics applications. Embedded DRAMs are well suited for applications where component space saving and power consumption are important, such as in the graphics subsystems of notebook PCs. There can be no assurance that competition from embedded DRAMs will not increase in the future.

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

  The Company has an active program to protect its proprietary technology through the filing of patents. At March 31, 1997, the Company held 30 United States patents on various aspects of its technology, with expiration dates ranging from 2010 to 2014. At March 31, 1997, the Company had applications for 37 United States patents pending. The Company's United States patents do not prevent the manufacture or sale of Rambus-based ICs abroad. At March 31, 1997, the Company held six foreign patents and had additional foreign patent applications pending in Taiwan, Korea, Japan and various other jurisdictions. There can be no assurance that the Company's pending United States or foreign patent applications or any future United States or foreign patent applications will be approved, that any issued patents will protect the Company's intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued to the Company.

  The Company attempts to protect its trade secrets and other proprietary information through agreements with licensees and systems companies, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks and trade secret laws to protect its intellectual property. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  Rambus believes that it is important to develop and maintain a uniform RDRAM memory interface standard. The Company's contracts generally prevent a licensee from using licensee-developed patented improvements related to Rambus technology to block other licensees from using the improvements or requiring them to pay additional royalties related to their use of Rambus interface technology. Specifically, the contracts generally require licensees to grant to Rambus a royalty-free cross-license on patented licensee intellectual property related to the implementation of Rambus interface technology, which Rambus sublicenses to other licensees which have entered into similar arrangements. Not all licensees have granted Rambus cross-licenses and there is no assurance that such a blocking arrangement will not occur in the future.

  The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. While the Company has not received formal notice of any infringement of the rights of any third party, questions of infringement in the semiconductor field involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and there can be no assurance that the Company would prevail in any future litigation. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operations, which would have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the laws of certain foreign countries in which the Company's technology is or may in the future be licensed may not protect the Company's intellectual property rights to the same extent as the laws of the United States, thus increasing the possibility of infringement of the Company's intellectual property.

  In any potential dispute involving the Company's patents or other intellectual property, the Company's licensees could also become the target of litigation. While the Company generally does not indemnify its licensees, some of its license agreements require the Company to provide technical support and information to a licensee which is involved in litigation involving use of Rambus technology. The Company is bound to indemnify certain licensees under the terms of certain license agreements, and the Company may agree to indemnify others in the future. The Company's support and indemnification obligations could result in substantial expenses to the Company. In addition to the time and expense required for the Company to supply such support or indemnification to its licensees, a licensee's development, marketing and sales of Rambus ICs could be severely disrupted or shut down as a result of litigation, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations.

SALES AND MARKETING

  Consistent with the Company's business model, sales and marketing activities are focused on developing relationships with potential licensees and on participating with existing licensees in marketing, sales and technical efforts directed to systems companies. In many cases, Rambus must dedicate substantial resources to market to and support systems companies. The Company's sales and marketing efforts include applications engineering and other technical support for systems companies, as well as trade shows, advertising and other traditional marketing activities.

EMPLOYEES

  As of December 31, 1996 the Company had 108 employees, including three in Japan. Of this total, 75 were in engineering, 21 were in marketing and sales, and 12 were in finance and administration. Overall, approximately three quarters of the Company's employees have technical degrees, and more than half of the Company's employees have advanced technical degrees. The Company's future success will largely be dependent on its ability to attract, retain and motivate highly qualified technical and management personnel who are in great demand in the semiconductor industry. The Company's employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are good.

FACILITIES

  The Company leases approximately 31,000 square feet in one building in Mountain View, California for its principal engineering, marketing and administrative operations. The lease expires in February 2005, with an option to extend the lease for an additional five years. The Company also leases space in Tokyo for an office which provides sales and technical support to systems companies in Japan. The Company expects that it will be required to seek additional space to support operations within the next twelve months and believes that it will not have difficulty in securing such additional facilities.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

  The executive officers, directors and key personnel of the Company, and their ages and positions as of December 31, 1996, are as follows:

          NAME           AGE                              POSITION
          ----           ---                              --------
Geoff Tate(1)...........  42 President, Chief Executive Officer and Director
Gary Harmon.............  59 Vice President, Finance, Chief Financial Officer and Secretary
Ed Larsen...............  44 Vice President, Human Resources
David Mooring...........  38 Vice President and General Manager, Personal Computer Division
Allen Roberts...........  41 Vice President and General Manager, Memory and Technology Division
Subodh Toprani..........  42 Vice President and General Manager, Logic Products Division
Takahiro Kamo...........  62 Chairman, Rambus K.K.
William Davidow(2)(3)...  61 Chairman of the Board of Directors
Bruce Dunlevie(2)(3)....  40 Director
P. Michael Farmwald.....  42 Director
Charles Geschke(2)(3)...  57 Director
Mark Horowitz...........  39 Director

--------
(1) Member of the Stock Option Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

  Geoff Tate has served as President, Chief Executive Officer and Director since joining the Company in May 1990. From February 1989 to January 1990, Mr. Tate served as Senior Vice President and Corporate Officer, Microprocessor and Peripherals with Advanced Micro Devices, Inc. ("AMD"), a semiconductor manufacturer. From 1979 to 1989, Mr. Tate served in various marketing and product line management positions with AMD. Mr. Tate holds a B.Sc. degree in Computer Science from the University of Alberta and an M.B.A. from the Harvard Graduate School of Business Administration.

  Gary Harmon has served as Vice President, Finance, Chief Financial Officer and Secretary since joining the Company in March 1993. From November 1992 to March 1993, Mr. Harmon was an independent consultant. From April 1992 to November 1992, he served as Senior Vice President--Finance and Chief Financial Officer for Novellus Systems Inc., a manufacturer of semiconductor equipment. From October 1991 to March 1992, he served as Executive Vice President-- Finance and Chief Financial Officer of Digital Microwave Inc., a manufacturer of telecommunications equipment. From 1989 to 1991, Mr. Harmon served as Executive Vice President--Finance and Chief Financial Officer and was a co-founder of International Golf Partners, a golf course development company. From 1970 to 1989, Mr. Harmon served in various positions with electronics manufacturer Avantek, Inc., including Senior Vice President--Finance, Secretary and director. Mr. Harmon holds a B.S. degree in Electrical Engineering from Stanford University and an M.B.A. from the Harvard Graduate School of Business Administration.

  Ed Larsen has served as Vice President, Human Resources, since joining the Company in September 1996. From May 1995 to August 1996, he served as Director, Human Resources for Cirrus Logic, Inc., a semiconductor manufacturer. From June 1991 to July 1993 and May 1994 to May 1995, Mr. Larsen was an independent consultant. From July 1993 to April 1994, he served as Director, Human Resources for Zilog, Inc., a semiconductor manufacturer. Mr. Larsen has also held various human resources positions with VLSI Technology and Motorola. Mr. Larsen holds a B.S. degree in Business Administration from the University of Minnesota.

  David Mooring joined the Company in February 1991 as Vice President, Marketing and Sales. He served as Vice President, Business Development from May 1994 to March 1997, when he became Vice President and General Manager of the Personal Computer Division. From 1989 to 1991, he served as Vice President of Marketing and Sales at Vitesse Semiconductor, Inc., a semiconductor manufacturer. From 1980 to 1989,

Mr. Mooring held various marketing and sales positions at Intel Corporation. Mr. Mooring holds a B.S. degree in Economics from the University of Santa Clara, an M.B.A. from Pepperdine University and an M.S. degree in Computer Engineering from the University of Southern California.

  Allen Roberts joined the Company in February 1991 as Vice President, Engineering. In March 1997, he became Vice President and General Manager of the Memory and Technology Division. In 1986, he co-founded FTL which merged that year with MIPS Computer Systems, Inc. ("MIPS"). He served as Director of High-End Engineering at MIPS from 1986 until 1991. Mr. Roberts has also held various engineering positions at Elxsi Inc., Infotek Systems and the Jet Propulsion Laboratory. Mr. Roberts holds a B.S. degree in Electrical Engineering from Stanford University.

  Subodh Toprani joined the Company in May 1994 as Vice President, Marketing. In March 1997, he became Vice President and General Manager of the Logic Products Division. From February 1992 to April 1994, Mr. Toprani served as Director of Marketing and Systems Engineering with the Personal Computer Products Division of AMD. From 1982 to 1992, Mr. Toprani served in various field engineering and marketing positions with AMD. He has also held various engineering positions with Bally Manufacturing Corp., a manufacturer of gaming and leisure equipment, and Gaming Devices Inc., a manufacturer of gaming equipment. Mr. Toprani holds a B.S. degree in Physics from St. Xavier's College of Bombay and B.S. and M.S. degrees in Electrical Engineering from the Illinois Institute of Technology.

  Takahiro "Tom" Kamo is an independent consultant and has served as Chairman of the Company's Japanese subsidiary, Rambus K.K., since June 1991. Mr. Kamo is not deemed an executive officer of the Company for purposes of Section 16 of the Exchange Act or Rules 144 and 701 promulgated under the Securities Act. In 1974, Mr. Kamo established Intel Corporation's Japanese subsidiary, Intel Japan K.K., and served as its President and Vice Chairman. In 1988, he was elected Chairman of Intel Japan K.K. and served in this capacity until his retirement in 1990. In 1963, Mr. Kamo co-founded Tokyo Electron Laboratories ("TEL"), a Japanese importer/exporter of electronic products. He later founded TEL Engineering, a subsidiary of TEL involved in the design and manufacturing of semiconductor production equipment, where he served as President until 1974. Mr. Kamo holds a B.S. degree in Electrical Engineering from Waseda University in Tokyo.

  William Davidow has served as Chairman of the Board of Directors since the Company was founded in March 1990. Since 1985, Dr. Davidow has been a general partner of Mohr, Davidow Ventures, a venture capital firm. From 1973 to 1985, he held a number of management positions at Intel Corporation, including Senior Vice President of Marketing and Sales, Vice President of the Microcomputer Division and Vice President of the Microcomputer Systems Division. Dr. Davidow holds A.B. and M.S. degrees in Electrical Engineering from Dartmouth College and a Ph.D. in Electrical Engineering from Stanford University. He also serves as a director of Vantive Corporation and several privately held companies.

  Bruce Dunlevie has served as a director of the Company since its founding in March 1990. He has been a member of the venture capital firm Benchmark Capital since April 1996, and a general partner of the venture capital firm Merrill, Pickard, Anderson & Eyre since 1989. Mr. Dunlevie also served as Vice President and General Manager of the Personal Computer Systems Division of Everex Systems, a personal computer manufacturer. He holds a B.A. degree in History from Rice University and an M.B.A. from Stanford University. Mr. Dunlevie also serves as a director of Geoworks, an operating systems software company, and several privately held companies.

  P. Michael Farmwald has served as a director since co-founding the Company in March 1990, and as Vice President and Chief Scientist from March 1990 to November 1993. He co-founded Chromatic Research Inc., a privately held developer of media processors for the PC industry, in November 1993, where he currently holds the title of Visionary and serves as a director. From 1988 to 1989, Dr. Farmwald was an associate professor of Electrical and Computer Engineering at the University of Illinois. In 1986, he co-founded FTL which merged that year with MIPS. From 1986 to 1988, Dr. Farmwald was Chief Scientist for High End Systems at MIPS. Dr. Farmwald holds a B.S. degree in Mathematics from Purdue University and a Ph.D. in Computer Science from Stanford University. He also serves as a director of a privately held company.

  Charles Geschke has served as a director of the Company since February 1996. He is a co-founder of Adobe Systems Incorporated, a software company, and has served as a director of that company since 1982, Chief Operating Officer from 1986 to 1995 and President since 1989. Prior to 1982, Dr. Geschke held various positions with Xerox's Palo Alto Research Center, including Manager of the Imaging Sciences Laboratory. He holds an A.B. degree in Classics and an M.S. degree in Mathematics from Xavier University of Ohio, and received his Ph.D. in Computer Science from Carnegie-Mellon University. Dr. Geschke also serves as a director of a privately held company.

  Mark Horowitz has served as a director since co-founding the Company in March 1990 and as Vice President from March 1990 to May 1994 and currently continues to serve in a part-time capacity as a member of the technical staff. Dr. Horowitz has taught at Stanford University since 1984 where he is currently professor of Electrical Engineering. He holds B.S. and M.S. degrees in Electrical Engineering from Massachusetts Institute of Technology and received his Ph.D. in Electrical Engineering from Stanford University.

CLASSIFIED BOARD

  The Company's Amended and Restated Certificate of Incorporation provides for a Board of Directors consisting of two classes serving two-year staggered terms. Class I consists of Mr. Dunlevie, Dr. Geschke and Dr. Horowitz. Class II consists of Dr. Davidow, Dr. Farmwald and Mr. Tate. The initial term of office of the Class I directors expires at the annual meeting of stockholders in calendar 1998. The initial term of office of the Class II directors expires at the annual meeting of stockholders held in calendar 1999.

BOARD COMMITTEES

  The Company's Board of Directors the ("Board") has an Audit Committee, a Compensation Committee and a Stock Option Committee. The Audit Committee, currently comprised of Dr. Davidow, Mr. Dunlevie and Dr. Geschke, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee, currently comprised of Dr. Davidow, Mr. Dunlevie and Dr. Geschke, reviews and recommends to the Board the compensation and benefits of all officers, directors and consultants of the Company and reviews general policy relating to compensation and benefits of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1997 Stock Plan and 1997 Employee Stock Purchase Plan. The Stock Option Committee, currently comprised of Mr. Tate, administers the grant of stock options under the Company's 1997 Stock Plan to all employees other than executive officers, provided that options granted by the Stock Option Committee shall not exceed 25,000 shares per year to any employee.

DIRECTOR COMPENSATION

  Board members do not receive any cash fees for their service on the Board or any Board committee, but they are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at Board and Board committee meetings. All Board members are eligible to receive stock options pursuant to the discretionary option grant program in effect under the Company's 1997 Stock Plan, and outside directors receive stock options pursuant to the automatic option grant program in effect under the 1997 Stock Plan. During fiscal 1996, in connection with joining the Company's Board of Directors, Dr. Geschke was granted an option for the purchase of 50,000 shares of Common Stock at an exercise price of $4.00 per share. In February 1997, Dr. Davidow, Mr. Dunlevie and Dr. Geschke were granted options for the purchase of 10,000 shares, 35,000 shares and 10,000 shares of Common Stock, respectively, at an exercise price of $8.00 per share. See "Management--Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers, directors and consultants of the Company and reviews general policy relating to compensation and benefits of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1997 Stock Plan and 1997 Employee Stock Purchase Plan. The Committee is currently comprised of Dr. Davidow, Mr. Dunlevie and Dr. Geschke. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain, and the Company's Amended and Restated Certificate of Incorporation does contain, a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith for which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company's Amended and Restated Bylaws provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by law. The Company believes that the indemnification under its Amended and Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

  The Company has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Amended and Restated Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorney fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnifications will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information regarding the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers (collectively, the "Named Executive Officers") whose annual compensation (salary and bonus) for services rendered in all capacities to the Company exceeded $100,000 for the fiscal year ended September 30, 1996:

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                                                         AWARDS
                                                      ------------
                                ANNUAL COMPENSATION    SECURITIES
                                ---------------------  UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION(1)   SALARY    BONUS(2)    OPTIONS(#)  COMPENSATION(3)
------------------------------  ---------- ---------- ------------ ---------------
Geoff Tate..................    $  215,000 $  32,789        --         $2,656
 President and Chief
 Executive Officer
Gary Harmon.................       154,425    28,189      6,500         1,684
 Vice President, Finance and
 Chief Financial Officer
David Mooring...............       149,705    53,424     11,500         2,047
 Vice President, Business
 Development
Allen Roberts...............       178,266    26,235     15,500         2,409
 Vice President, Engineering
Subodh Toprani..............       165,000    24,721     10,500         2,331
 Vice President, Marketing

--------

(1) For current positions of the individuals named, see "Management--Executive Officers, Directors and Key Personnel."

(2) Earned for services during year.

(3) Consists of group term life insurance premiums paid by the Company.

                         OPTION GRANTS IN FISCAL 1996

  The following table sets forth certain information regarding stock options granted to each of the Named Executive Officers for the fiscal year ended September 30, 1996.

                                       INDIVIDUAL GRANTS(1)
                         -------------------------------------------------
                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                                                                              ANNUAL RATES OF
                         NUMBER OF       % OF                                   STOCK PRICE
                         SECURITIES TOTAL OPTIONS                              APPRECIATION
                         UNDERLYING   GRANTED TO     EXERCISE               FOR OPTION TERM(2)
                          OPTIONS    EMPLOYEES IN     PRICE     EXPIRATION ---------------------
  NAME                    GRANTED   FISCAL YEAR(3) PER SHARE(4)    DATE        5%        10%
  ----                   ---------- -------------- ------------ ---------- ---------- ----------
Geoff Tate..............      --          --            --           --           --         --
Gary Harmon.............    6,500        2.39%        $3.00      12/4/05   $   12,263 $   31,078
David Mooring...........   11,500        4.22          3.00      12/4/05       21,697     54,984
Allen Roberts...........   15,500        5.69          3.00      12/4/05       29,244     74,109
Subodh Toprani..........   10,500        3.85          3.00      12/4/05       19,810     50,203

--------
(1) Each of the options listed in the table was granted on December 4, 1995 and is immediately exercisable. The shares purchasable thereunder are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in the shares subject to, or issued upon exercise of, the options in monthly installments over the year beginning October 1, 1999.
(2) Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect the Company's estimate of future stock price growth.
(3) The Company granted options to purchase 272,500 shares of Common Stock to employees during fiscal 1996.
(4) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by the Board of Directors.

  On November 13, 1996, the Company granted the following options at exercise prices of $5.00 per share to the following Named Executive Officers: David Mooring, 20,000 shares; Allen Roberts, 20,000 shares; Gary Harmon, 10,000 shares; Subodh Toprani, 10,000 shares; Geoff Tate, 75,000 shares.

  AGGREGATE OPTION EXERCISES IN FISCAL 1996 AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth for each of the Named Executive Officers the shares acquired and the value realized on each exercise of stock options during the year ended September 30, 1996 and the year-end number and value of exercisable and unexercisable options:

                                                NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                           SHARES               OPTIONS AT 9/30/96(1)         AT 9/30/96(2)
                          ACQUIRED    VALUE   ------------------------- -------------------------
  NAME                   ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
  ----                   ----------- -------- ----------- ------------- ----------- -------------
Geoff Tate..............      --          --    497,955      213,334    $2,402,657    $981,336
Gary Harmon.............      --          --     45,000       45,500       213,750     187,750
David Mooring...........      --          --     75,208      101,292       351,257     404,043
Allen Roberts...........   50,000    $193,500   269,738      135,762     1,293,576     546,424
Subodh Toprani..........      --          --        --        70,500           --      288,000

--------
(1) Although each option is immediately exercisable for all the option shares, any shares purchased under the option are subject to repurchase by the Company, at the exercise price paid per share, in the event the optionee ceases to provide services to the Company prior to vesting in those shares. Accordingly, the table reflects such option shares as to which the repurchase right has lapsed under the "exercisable" column and such option shares subject to the repurchase right under the "unexercisable" column.
(2) Based on the fair market value of the Company's Common Stock at September 30, 1996 ($5.00 per share as determined by the Board of Directors) less the exercise price payable for such shares.

STOCK PLANS

 1990 Stock Plan

  The Company's 1990 Stock Plan (the "1990 Stock Plan") provides for the grant to employees of incentive stock options and the grant of nonstatutory stock options to employees and consultants of the Company. Stock Purchase Rights ("SPRs") may also be granted under the 1990 Stock Plan. As of March 31, 1997, an aggregate of 6,875,000 shares of Common Stock has been reserved for issuance under the 1990 Stock Plan, 4,352,178 shares had been issued upon the exercise of stock options under the 1990 Plan, and options to purchase an aggregate of 2,174,470 shares of Common Stock were outstanding under the 1990 Stock Plan. Subsequent to March 31, 1997, the Board of Directors granted options to purchase 83,500 shares of Common Stock under the 1990 Stock Plan. No SPRs have been granted under the 1990 Stock Plan. The Board of Directors has determined that no further options or SPRs will be granted under the 1990 Stock Plan after this offering. Any shares underlying options granted under the 1990 Stock Plan that expire or are cancelled, or any unvested shares that are repurchased by the Company under the 1990 Stock Plan, will not be reissued.

  The 1990 Stock Plan may be administered by the Board of Directors or a committee designated by the Board (the "1990 Stock Plan Administrator."). Options and SPRs granted under the 1990 Stock Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. Options granted under the 1990 Stock Plan must be exercised within 90 days of the end of the optionee's status as an employee or consultant to the Company, or within twelve months after such optionee's death or disability, but in no event later than the expiration of the option term. The exercise price of all options and SPRs granted under the 1990 Stock Plan was determined by the 1990 Stock Plan Administrator. With respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of the Company's outstanding capital stock (a "10% Stockholder"), the exercise price of any option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options for all other employees shall be no less than 100% of the fair market value per share on the date of the grant. The exercise price of nonstatutory stock options must equal at least 85% of the fair market value on the grant date. The maximum term of an option granted under the 1990 Stock Plan may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a

10% Stockholder). The 1990 Stock Plan Administrator determines the vesting schedule of all options granted under the 1990 Stock Plan. The 1990 Stock Plan requires the Board to determine the times and conditions at which options can be exercised, and the option agreements under the 1990 Stock Plan generally allow for early exercise of all options granted under such plan if the optionee executes a Restricted Stock Purchase Agreement upon such early exercise.

 1997 Stock Plan

  The Company's 1997 Stock Plan (the "1997 Stock Plan") was adopted by the Board of Directors in February 1997 and approved by the stockholders in March 1997. The 1997 Stock Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of nonstatutory stock options and SPRs to employees, directors and consultants. A total of 1,000,000 shares of Common Stock has been reserved for issuance under the 1997 Stock Plan, plus an annual increase as of the first day of each fiscal year during the term of the 1997 Stock Plan equal to the lesser of (i) the number of shares needed to restore the maximum aggregate number of shares which may be optioned and sold under the 1997 Stock Plan to 1,000,000 shares,
(ii) four percent (4%) of the outstanding shares on such date or (iii) a lesser amount determined by the Board. Prior to this offering, there were no options or SPRs outstanding under the 1997 Stock Plan.

  The 1997 Stock Plan may be administered by the Board of Directors or a committee designated by the Board (the "Administrator"). Options and SPRs granted under the 1997 Stock Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Stock Plan must be exercised within three months of the end of the optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's death or disability, but in no event later than the expiration of the option term. The exercise price of all incentive and nonstatutory stock options granted under the 1997 Stock Plan shall be determined by the Administrator. With respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of the Company's outstanding capital stock (a "10% Stockholder"), the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options and nonstatutory stock options for all other employees shall be no less than 100% of the fair market value per share on the date of the grant. The maximum term of an option granted under the 1997 Stock Plan may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a 10% Stockholder). In the case of SPRs, unless the Administrator determines otherwise, the Company shall have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). Such repurchase option lapses at a rate determined by the Administrator. The purchase price for shares repurchased by the Company shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. In the event of a merger or sale of substantially all of the assets of the Company, the acquiring or successor corporation must either assume the outstanding options and SPRs under the 1997 Stock Plan or substitute equivalent options or SPRs to purchase shares of the acquiring or successor corporation (or a parent or subsidiary of the acquiring or successor corporation). If an employee is involuntarily terminated by the acquiring or successor corporation within twelve months of the merger or asset sale (other than for cause), or if such acquiring or successor corporation refuses to substitute or assume outstanding options or SPRs, the employee's options and SPRs fully vest and become immediately exercisable.

  The 1997 Stock Plan also provides for an automatic grant of an option to purchase 10,000 shares of Common Stock (the "First Option") to each non-employee director who becomes a non-employee director after the effective date of the 1997 Stock Plan provided that an employee director who becomes a non-employee director is not eligible for the First Option. In addition, each non-employee director shall automatically be granted an option to purchase 5,000 shares (a "Subsequent Option") on October 1 of each year provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board for at least six months. First Options and each Subsequent Option shall have a term of ten years. One-eighth of the shares subject to the First Option and each of the Subsequent Options shall vest on the date six months after the grant of the option, and an additional 1/48 of the shares subject to the option shall become exercisable each month thereafter, provided that the optionee continues to serve as a non-employee director through and on such dates. The exercise price of the First Option and each Subsequent Option shall be 100% of the fair market value per share of the Company's Common Stock on the date of the grant of the option.

 1997 Employee Stock Purchase Plan

  The Company's 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors in February 1997 and approved by the stockholders in March 1997. The Company has reserved a total of 400,000 shares of Common Stock for issuance under the Stock Purchase Plan, plus an annual increase as of the last day of each fiscal year during the term of the Stock Purchase Plan equal to the lesser of (i) the number of shares needed to restore the maximum aggregate number of shares which may be optioned and sold under the Stock Purchase Plan to 400,000 shares, (ii) one percent (1%) of the outstanding shares on such date or (iii) a lesser amount determined by the Board. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), permits eligible employees of the Company to purchase shares of Common Stock through payroll deductions of up to fifteen percent of their compensation, up to a maximum of $25,000 worth of Common Stock (valued at the date of grant) in each calendar year. The Stock Purchase Plan will be implemented by consecutive overlapping 24-month offering periods (each an "Offering Period"). The initial Offering Period will begin on the effective date of this offering and will end on the last trading day in the period ending April 30, 1999. All employees who work at least twenty hours per week and more than five months per calendar year are eligible to participate in the Stock Purchase Plan.

  The price of Common Stock purchased under the Stock Purchase Plan will be 85% of the lower of the fair market value of the Common Stock on the first day of each Offering Period or the date of purchase. Employees may withdraw from the Stock Purchase Plan at any time during an Offering Period, and the balance of the payroll deductions will be returned to the employee. Participation in the Stock Purchase Plan ends automatically upon termination of employment with the Company. Rights granted under the Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution or as otherwise provided under the Stock Purchase Plan.

  The Stock Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. The Board may amend or modify the Stock Purchase Plan at any time. The Stock Purchase Plan will terminate ten years after the effective date of its adoption, unless sooner terminated by the Board.

 401(k) Plan

  As of January 1, 1991, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($9,500 in calendar years 1996 and 1997) and have the amount of such reduction contributed to the 401(k) Plan. Although the Company does not currently match contributions by employees, the 401(k) Plan allows for matching contributions to be made by the Company in an amount determined by the Company. The trustees under the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under
Section 401 of the Code, so that contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable until withdrawn, and so that the contributions by the Company will be deductible when made.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% SECURITY HOLDERS

  Founders' Stock Repurchases. Founders of the Company received an aggregate of 2,182,653 shares of Common Stock upon incorporation of the Company. These shares were subject to the Company's assignable right of repurchase under a Stock Restriction Agreement. During fiscal 1994, the Company amended the Stock Restriction Agreement. In accordance with the amendment, the Company repurchased 165,000 shares of its Common Stock at a price of $0.04 per share, and the Company's right of repurchase with respect to the remaining shares expired. During fiscal 1995, the Company repurchased an additional 88,000 shares of Common Stock from founders at a price of $0.04 per share.

  Rambus Partners. Under an agreement signed in March 1990, the Company secured certain patent rights and technology from its founders. The Company committed, under this agreement, to pay to the founders up to a total of 24% of amounts received from any licensing of the patent rights and technology to third parties. Subsequently, the founders assigned their rights to receive payments to Rambus Partners, an entity wholly owned by the founders. In September 1992, the Company acquired Rambus Partners in exchange for 978,260 shares of the Company's Common Stock. In addition the Company assumed option obligations for a total of 146,739 shares of the Company's Common Stock. In September 1992, the Company also entered into agreements to pay certain cash amounts to the founders. The total amounts paid to the founders under these agreements were approximately $244,000 in each of the fiscal years 1994, 1995 and 1996 and in the first half of fiscal 1997. See Note 9 of Notes to Consolidated Financial Statements.

  Series C Financing. On December 23, 1993, in connection with the Company's Series C Preferred Stock financing, the Company sold in the aggregate 1,249,998 shares of Series C Preferred Stock at a price per share of $3.00 to the following investors which are, or which are affiliated with, directors of the Company or entities that own more than 5% of the Company's securities, each of which purchased the aggregate number of shares indicated:

                                                                 % OF
SHAREHOLDER:                                             SHARES  CLASS AGGREGATE
------------                                             ------- ----- ---------
MPAE V Management Co.
 (Bruce Dunlevie)....................................... 322,628 25.8% $967,884
WHD/LGM Partners
 (William Davidow)...................................... 322,628 25.8%  967,884
Kleiner, Perkins, Caufield & Byers V.................... 322,628 25.8%  967,884
Integral Capital Management, L.P. ...................... 141,057 11.3%  423,171
Dominion Income Management Corp......................... 141,057 11.3%  423,171

  Series D Financing. On February 24, 1995, in connection with the Company's Series D Preferred Stock financing, the Company sold 1,411,765 shares of Series D Preferred Stock to Goldman, Sachs & Co. at a price per share of $4.25 or an aggregate of $6.0 million. Goldman Sachs currently owns more than 5% of the Company's securities.

  Simultaneously with the consummation of this offering, all shares of Preferred Stock will be converted into shares of Common Stock. Holders of Preferred Stock are entitled to certain registration rights with respect to the Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights." The Company believes that the shares issued in these transactions were sold at the then fair market value and that the terms of these transactions were no less favorable than the Company could have obtained from unaffiliated third parties.

  Loans to Officers. In February 1997, in connection with the exercise of options to purchase shares of the Company's Common Stock by Geoff Tate, David Mooring and Ed Larsen, the Company provided full recourse loans to such executive officers in the aggregate principal amounts of $160,000, $198,250 and $200,000, respectively. The loans bear interest at an annual rate of 12.0%, are evidenced by promissory notes and are secured by a pledge of an aggregate of 400,000, 114,000 and 40,000 shares, respectively. Principal and all accrued interest on the loans are due in September 1998.

  Chromatic Research Inc. In February 1994, the Company licensed its interface technology to Chromatic Research, Inc. ("Chromatic") a multimedia processor design company. Under the terms of the license, Rambus received 626,053 shares of Chromatic Series B Preferred Stock (representing 5% of the then outstanding shares of Chromatic) and continuing royalties. Chromatic was formed in May 1993 (then called Xenon Microsystems Corporation) by, among others, Dr. Farmwald who continues to serve as a director of, and consultant to, Chromatic through the date hereof. Investors in Chromatic include affiliates of Mohr, Davidow Ventures, Merrill, Pickard, Anderson & Eyre and Kleiner, Perkins, Caufield & Byers. In connection with these investments in Chromatic, Dr. Davidow and Mr. Dunlevie joined and continue to sit on the Board of Directors of Chromatic. See Note 13 of Notes to Consolidated Financial Statements.

  Purchase of Rambus Series A Preferred Stock from Intel Corporation. In 1990, the Company entered into an agreement with Intel Corporation, under which it issued 562,004 shares of Series A Preferred Stock to Intel. The shares issued were subject to Rambus' assignable right to repurchase the shares, under certain circumstances, at the original price paid by Intel. In fiscal 1995, this right of repurchase was sold by the Company to entities affiliated with Kleiner, Perkins, Caufield & Byers, Mohr, Davidow Ventures, Merrill, Pickard, Andersen & Eyre, Integral Capital Partners and Dominion Income Management Corp. for an aggregate of $936,012. These entities then exercised the right and purchased the Rambus Series A Preferred Stock from Intel.

  The Company believes that all related-party transactions described above were on terms no less favorable than could have been otherwise obtained from unrelated third parties. All future transactions between the Company and its executive officers, directors and principal stockholders will be approved by a majority of the independent and disinterested members of the Board of Directors and will be on terms no less favorable than could be obtained from unrelated third parties. In addition, the Board of Directors has voted that any loans or guarantees in the future by the Company for its executive officers, directors or principal stockholders will be approved by a majority of the independent and disinterested members of the Board on the basis that such loans or guarantees will be made only for bona fide business purposes.

1996 TRANSACTIONS WITH INTEL CORPORATION

  In November 1996, the Company entered into a new license agreement with Intel Corporation ("Intel") under which Rambus granted to Intel a worldwide, nonexclusive license to manufacture and sell Rambus ICs (the "Intel Contract"). Under the Intel Contract, Intel has agreed to use its reasonable best efforts to design, develop, mass produce, market and sell a commercially attractive PC main memory control chipset which implements certain Rambus interface specifications. Under the Intel Contract, Intel granted to Rambus a worldwide, royalty-free, sublicensable right to certain Intel intellectual property for use in the implementation of the Rambus interface technology.

  Under certain circumstances, the Intel Contract imposes an effective limit of 2% on the royalty rate which the Company will receive from sales of RDRAMs by its licensees. Because this effective limit is not triggered with respect to a given licensee unless the licensee is shipping relatively high volumes of RDRAMs, the Company believes that such provision will not have a material adverse effect on its business or financial condition.

  The Intel Contract grants to Intel certain rights to make a competing offer if Rambus commences negotiations with any third party to enter into a transaction (i) after which such third party would beneficially own more than 50% of the voting power of Rambus, (ii) in which Rambus would be a party to a merger with such third party and Rambus would not be the surviving corporation or (iii) Rambus would transfer all or substantially all of its business and assets to the third party. The Intel Contract does not require that Rambus accept any such competing offer from Intel. However, should Rambus complete such a transaction with a third party after receiving from Intel a bona fide offer including money and other consideration at least equal to the money and other consideration included in the third party offer, and on other terms and conditions at least as favorable as those included in the third party offer, then certain of Intel's royalty obligations would cease, the Company would be obligated to refund to Intel certain previously paid royalties, and the license of Rambus technology to Intel under the Intel Contract would become fully paid, irrevocable and would survive any termination of the Intel Contract. This provision of the Intel Contract may significantly discourage future acquisition attempts, even where such acquisitions might be in the best interest of Rambus stockholders. This provision of the Intel Contract will terminate if Intel fails to maintain a specified level of shipments of Rambus compatible ICs after a specified date.

  The Intel Contract terminates upon the last to expire of the Rambus patents licensed to Intel. The Intel Contract is subject to early termination (i) by Intel at any time upon written notice to Rambus or (ii) by Rambus upon certain breaches, defaults, or failures by Intel to achieve certain milestones or provide certain support for Rambus technology.

  In connection with the Intel Contract, Rambus granted to Intel a warrant for the purchase of up to 1,000,000 shares of Rambus Common Stock at an exercise price of $10.00 per share. Such warrant vests and becomes exercisable by Intel only if more than 20% of the main memory chipsets shipped by Intel in each of two consecutive calendar quarters implement certain Rambus interface specifications, which will result in a charge to the statement of operations at the time achievement of the milestones becomes probable for the excess of the then fair value of the warrant over the exercise price. The warrant expires on January 7, 2005; provided, however, that if the vesting condition described above has not been satisfied by December 31, 2000, then the warrant will expire on December 31, 2000. Rambus granted to Intel certain registration rights with respect to the shares of Common Stock purchasable upon exercise of the warrant.

  Intel may designate a representative to observe meetings of the Rambus Board of Directors at such time as 20% of the main memory chipsets shipped by Intel during two consecutive quarters implement certain Rambus interface specifications. Following exercise of the warrant, for so long as Intel continues to hold at least 500,000 shares of the Company's Common Stock, Intel may nominate a representative to the Rambus Board of Directors and the Company must include such nominee among management's nominees to the stockholders and must solicit stockholder votes in favor of such nominee to the same extent that it solicits stockholder votes in favor of management's other nominees. Intel's right to maintain a Board observer or Board member will exist during a calendar quarter only if more than 20% of the main memory chipsets shipped by Intel during each of the two immediately preceding calendar quarters implemented certain Rambus interface specifications. The Rambus Board of Directors may exclude the Intel representative from a Board meeting for certain reasons, including discussion of transactions or potential transactions between the Company and Intel or an affiliate or competitor of Intel, or if in the Board's reasonable good faith judgment, such attendance would be harmful to the Company.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of Common Stock of the Company as of March 31, 1997 and as adjusted to reflect the sale of the shares offered by this Prospectus (assuming no exercise of the Underwriter's over-allotment option), by (i) all persons known to the Company to be the beneficial owners of more than 5% of the Company's Common Stock, (ii) Named Executive Officers, (iii) each of the Company's directors and (iv) all directors and executive officers as a group.

  The following table has been prepared in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and discloses all securities beneficially owned by the named persons as of March 31, 1997, plus all securities which such persons have a right to acquire through the exercise of options or other rights within 60 days of March 31, 1997. Certain individuals in the table below have the right to acquire additional shares after such a 60-day period, as indicated in the footnotes to the table.

                                                         PERCENTAGE OF
                                                      SHARES BENEFICIALLY
                                          NUMBER OF        OWNED(1)
                                            SHARES    ----------------------
                                         BENEFICIALLY  BEFORE        AFTER
   NAME OR GROUP OF BENEFICIAL OWNERS      OWNED(1)   OFFERING     OFFERING
   ----------------------------------    ------------ ---------    ---------
MPAE V Management Co.(2)................   2,491,516         13.3%        11.6%
 2480 Sand Hill Road, Suite 200
 Menlo Park, CA 94025
WHD/LGM Partners (3)....................   2,491,516         13.3         11.6
 3000 Sand Hill Road, Building 1 Suite
  240
 Menlo Park, CA 94025
Kleiner Perkins Caufield & Byers V(4)...   2,391,516         12.8         11.1
 2750 Sand Hill Road
 Menlo Park, CA 94025
The Goldman Sachs Group, L.P.(5)........   1,411,765          7.5          6.6
 85 Broad Street, 19th Floor
 New York, NY 10004
Dominion Income Management Corp. .......   1,045,598          5.6          4.9
 15302 25th Drive, S.E.
 Mill Creek, WA 98102
Integral Capital Management, L.P.(6)....     958,543          5.1          4.5
 2750 Sand Hill Road
 Menlo Park, CA 94025
Geoff Tate(7)...........................   1,236,289          6.6          5.7
Gary Harmon(8)..........................     160,500          0.9          0.7
David Mooring(9)........................     306,500          1.6          1.4
Allen Roberts(10).......................     475,500          2.5          2.2
Subodh Toprani(11)......................     195,500          1.0          0.9
William Davidow(12).....................   2,551,516         13.6         11.9
Bruce Dunlevie(13)......................   2,534,516         13.5         11.8
P. Michael Farmwald.....................   1,831,548          9.8          8.5
Charles A. Geschke(14)..................      60,000          0.3          0.3
Mark Horowitz...........................   1,068,365          5.7          5.0
All directors and executive officers as
 a group (11 persons)(15)...............  10,470,234         54.6         47.7

--------

 (1) Number of shares beneficially owned and percentage of shares beneficially owned are based on: (i) 18,703,651 shares outstanding as of March 31, 1997; and (ii) after this offering, 21,453,651 shares outstanding. Unless otherwise indicated below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. All shares subject to options are currently exercisable and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

 (2) Represents 2,491,516 shares held of record by Merrill, Pickard, Anderson & Eyre V, L.P. Bruce W. Dunlevie, a director of the Company, is a general manager of MPAE V Management Co. which is a general partner of Merrill, Pickard, Anderson & Eyre V, L.P. and is deemed to have voting and investment power with respect to such shares. See footnote 13 below.

 (3) Represents 2,491,516 shares held of record by Mohr, Davidow Ventures II. William Davidow, a director of the Company, is a general partner of WHD/LGM Partners which is a general partner of Mohr, Davidow Ventures II and is deemed to have voting and investment power with respect to such shares. See footnote 12 below.

 (4) Represents 2,314,016 shares and 77,500 shares held of record by Kleiner, Perkins, Caufield & Byers V and Kleiner, Perkins, Caufield & Byers Zaibatsu Fund I, respectively. KPCB V Associates, a California limited partnership, is deemed to have voting and investment power with respect to such shares. No person affiliated with the Company is affiliated with KPCB V Associates.

 (5) Represents stock owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partner, managing general partner or investment manager. Includes 1,176,471 shares held of record by GS Capital Partners, L.P.; 57,471 shares held of record by Stone Street Fund 1994, L.P.; 60,175 shares held of record by Bridge Street Fund 1994, L.P.; 55,356 shares held of record by Stone Street Fund 1995, L.P.; and 62,292 shares held of record by Bridge Street Fund 1995, L.P. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnership shares voting and investment power with certain of its respective affiliates. No person affiliated with the Company is affiliated with GS Group and its affiliates.

 (6) Represents 945,251 shares and 13,292 shares held of record by Integral Capital Partners, L.P. and Integral Capital Partners International, C.V., respectively. Integral Capital Management, L.P. is the sole general partner of Integral Capital Partners, L.P. and Integral Capital Partners International, C.V. and is deemed to have voting and investment power with respect to such shares. Each of John Powell and Roger McNamee, neither of which is an affiliate of the Company, is deemed to have voting and investment power with respect to such shares.

 (7) Includes 75,000 shares subject to options exercisable within 60 days of March 31, 1997 of which no shares were vested as of April 9, 1997 and 75,000 shares of which were unvested and subject to a right of repurchase in favor of the Company which lapses over time. Also includes 15,000 shares held of record by Mr. Tate's wife, Colleen Thygesen Tate, as Trustee for their children. At April 9, 1997, 173,334 shares held by Mr. Tate were subject to a right of repurchase in favor of the Company which lapses over time.

 (8) Includes 30,500 shares subject to options exercisable within 60 days of March 31, 1997 of which no shares were vested as of April 9, 1997 and 30,500 shares of which were unvested and subject to a right of repurchase in favor of the Company which lapses over time. Also includes 2,500 shares held of record by Heather H. Harmon of which Mr. Harmon disclaims beneficial ownership. At April 9, 1997, 44,167 shares held by Mr. Harmon were subject to a right of repurchase in favor of the Company which lapses over time.

 (9) At April 9, 1997, 112,750 shares held by Mr. Mooring were subject to a right of repurchase in favor of the Company which lapses over time.

(10) Includes 200,500 shares subject to options exercisable within 60 days of March 31, 1997 of which 70,312 shares were vested as of April 9, 1997 and 130,188 shares of which were unvested and subject to a right of repurchase in favor of the Company which lapses over time.

(11) Includes 80,500 shares subject to options exercisable within 60 days of March 31, 1997 of which 1,666 shares were vested as of April 9, 1997 and 78,834 shares of which were unvested and subject to a right of repurchase in favor of the Company which lapses over time.

(12) Includes all shares held by entities affiliated with WHD/LGM Partners. See footnote 3 above. Mr. Davidow, as a general partner of WHD/LGM Partners, is deemed to have voting and investment power with respect to such Shares. Also includes 50,000 shares held of record by The Chachagua Partnership, a California Limited Partnership, of which Mr. Davidow is a partner and is deemed to have voting and investment power with respect to such shares. Also includes 10,000 shares subject to options exercisable within 60 days of March 31, 1997, of which no shares were vested as of April 9, 1997 and 10,000 were unvested and subject to a right of repurchase in favor of the Company which lapses over time.

(13) Includes all shares held by entities affiliated with MPAE V Management Co. See footnote 2 above. Mr. Dunlevie, as a general partner of MPAE V Management Co., may be deemed to beneficially own such shares, but Mr. Dunlevie disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Also includes (i) 35,000 shares subject to options exerciseable within 60 days of March 31, 1997, of which 25,000 shares were vested as of April 9, 1997 and 10,000 shares were unvested and subject to a right of repurchase in favor of the Company which lapses over time and (ii) 8,000 shares held of record by Mr. Dunlevie as trustee for his children.

(14) Includes 25,000 shares held of record by The Geschke Family Trust Dated 9/25/87, and 35,000 shares subject to options exercisable within 60 days of March 31, 1997 of which 6,770 shares were vested as of April 9, 1997 and 28,230 shares of which were unvested and subject to a right of repurchase in favor of the Company which lapses over time.

(15) Includes 476,500 shares subject to options exercisable within 60 days of March 31, 1997 of which 103,748 shares were vested as of April 9, 1997 and 372,752 shares of which were unvested and subject to a right of repurchase in favor of the Company which lapses over time. At April 9, 1997, 364,418 shares held by such persons were subject to a right of repurchase in favor of the Company which lapses over time.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value. The Company has designated 40,000 shares of its Preferred Stock as Series E Participating Preferred Stock ("Series E Preferred") for issuance pursuant to the exercise of rights ("Rights") under a rights agreement; currently, no shares of Preferred Stock are outstanding.

  The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation which is included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON STOCK

  As of March 31, 1997, there were 18,703,651 shares of Common Stock outstanding that were held of record by approximately 182 stockholders. There will be 21,453,651 shares of Common Stock outstanding (based on the number of shares outstanding as of March 31, 1997, and assuming no exercise of the Underwriters' over-allotment option) after giving effect to the sale of Common Stock offered to the public hereby.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

  Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock (less 40,000 shares which have been designated Series E Preferred Stock pursuant to the stockholder rights agreement) in one or more series and to fix the designations, powers, preferences and privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay, or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and the other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock, expect as described below.

  Series E Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series E Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series E Preferred will be entitled to 1,000 times the amount paid per share of Common Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series E Preferred will have 1,000 votes, voting together with the Common Stock. These rights are protected by customary anti-dilution provisions.

  Because of the nature of the dividend, liquidation and voting rights of the shares of Series E Preferred, the value of the one one-thousandth interest in a share of Series E Preferred purchasable upon exercise of each Right should approximate the value of one share of Common Stock. See "--Certain Antitakeover Effects--Rights Plan."

REGISTRATION RIGHTS

  Pursuant to an agreement between the Company and the holders (the "Holders") of approximately 12,000,000 shares of Common Stock issuable upon conversion of Preferred Stock or exercise of a warrant (the "Registrable Securities"), the Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security Holders exercising registration rights, such Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, Holders of the Registrable Securities are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, the Holders of such Registrable Securities may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within nine months following an offering of the Company's securities, including the offering made hereby.

TRANSFER AGENT AND REGISTRAR

  Boston Equiserve has been appointed as the transfer agent and registrar for the Company's Common Stock. Its telephone number for such purposes is (800) 730-6001.

CERTAIN ANTITAKEOVER EFFECTS

 Certificate of Incorporation and Bylaws

  The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that the Company's Board of Directors is classified into two classes of directors. See "Management--Classified Board." The Amended and Restated Certificate of Incorporation also provides that, upon the completion of this offering, stockholders can take action only at a duly called annual or special meeting of stockholders. Accordingly, stockholders of the Company will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

  The Amended and Restated Bylaws of the Company (i) permit only a majority of the Board of Directors to call a special meeting of the stockholders and (ii) require prior notice of matters to be brought before meetings of the stockholders.

 Amendment

  The Certificate provides that the affirmative vote of the holders of at least two thirds of the shares entitled to vote, voting together as a single class, is required to amend provisions of the Certificate relating to stockholder action without a meeting and the calling of special meetings. The Certificate further provides that the related Bylaws described above (including the stockholder notice procedure) may be amended only by the Company's Board or by the affirmative vote of the holders of at least two thirds of the voting power of the outstanding shares entitled to vote.

  These provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the

Company. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Certain Antitakeover Provisions."

 Delaware Takeover Statute

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder. Prior to the offering made hereby, each stockholder which is an interested stockholder of the Company became an interested stockholder in a transaction approved by the Company's Board of Directors. Therefore, Section 203 would not impose any restrictions on a business combination between the Company and any of its existing stockholders.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or (iv) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

 Limitation of Director and Officer Liability

  The Company's Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Company's Amended and Restated Certificate of Incorporation provides that directors of the Company may not be held personally liable to the Company or its stockholders for a breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock, or (iv) for any transaction from which the director derives an improper benefit. In addition, the Company's Amended and Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent authorized by Delaware law.

 Rights Plan

  On February 28, 1997, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between the Company, and Boston Equiserve, as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one Right to purchase one one-thousandth share of the Company's Series E Preferred for each outstanding share of Common Stock. The dividend is payable on April 1, 1997 (the "Record Date") to stockholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series E Preferred at an exercise price of $125.00 (the "Purchase Price"), subject to adjustment.

  The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Stock. Accordingly, Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Stock outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

  The Rights will separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock; or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock. The earlier of such dates is referred to as the "Distribution Date."

  As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) March 21, 2007 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

  Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series E Preferred Stock.

  Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Stock then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of Common Stock having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Stock available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Stock for which the Rights would have been exercisable.

  Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Stock then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

  At any time after the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the Company's outstanding shares of Common Stock and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

  At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the Company's Common Stock or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

  The Purchase Price payable, the number of Rights, and the number of Series E Preferred or Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

  No fractional portion less than integral multiples of one share of Common Stock or one one-thousandth of a share of Series E Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

  The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date the Rights separate from the Common Stock and become exercisable. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  Series E Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series E Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series E Preferred will be entitled to 1,000 times the amount paid per share of Common Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series E Preferred will have 1,000 votes, voting together with the Common Stock. These rights are protected by customary anti-dilution provisions.

  Because of the nature of the dividend, liquidation and voting rights of the shares of Series E Preferred, the value of the one one-thousandth interest in a share of Series E Preferred purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

  The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

  The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

  Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

  However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

 Intel Agreement

  The Intel Contract grants to Intel certain rights to make a competing offer if Rambus commences negotiations with any third party to enter into a transaction (i) after which such third party would beneficially own more than 50% of the voting power of Rambus, (ii) in which Rambus would be a party to a merger with such third party and Rambus would not be the surviving corporation or (iii) Rambus would transfer all or substantially all of its business and assets to the third party. The Intel Contract does not require that Rambus accept any such competing offer from Intel. However, should Rambus complete such a transaction with a third party after receiving from Intel a bona fide offer including money and other consideration at least equal to the money and other consideration included in the third party offer, and on other terms and conditions at least as favorable as those included in the third party offer, then certain of Intel's royalty obligations would cease, the Company would be obligated to refund to Intel certain previously paid royalties, and the license of Rambus technology to Intel under the Intel Contract would become fully paid, irrevocable and would survive any termination of the Intel Contract. This provision of the Intel Contract may significantly discourage future acquisition attempts, even where such acquisitions might be in the best interest of Rambus stockholders. This provision of the Intel Contract will terminate if Intel fails to maintain a specified level of shipments of Rambus compatible ICs after a specified date. See "Certain Transactions--1996 Transactions with Intel Corporation."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering the Company will have outstanding an aggregate of 21,453,651 shares of Common Stock (based upon shares outstanding at March 31, 1997), assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 18,703,651 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus; and (ii) 18,703,651 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus.

  All officers, directors, stockholders and option holders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated.

  In general, under Rule 144 as it will be in effect upon the completion of the offering, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 214,536 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

  Upon completion of this offering, the holders of 12,296,822 shares of Common Stock issuable upon conversion of Preferred Stock or exercise of a warrant, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--

Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchases by affiliates) immediately upon the effectiveness of such registration.

  The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Company's 1997 Plan and 1997 Stock Purchase Plan and shares subject to outstanding options under the 1990 Plan. See "Management--Stock Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. As of March 31, 1997, options to purchase 2,174,470 shares of Common Stock were issued and outstanding under the 1990 Plan, and no options to purchase shares had been granted under the Company's 1997 Plan and 1997 Stock Purchase Plan. Subsequent to March 31, 1997 the Board of Directors granted options to purchase an additional 83,500 shares of Common Stock at a weighted average exercise price of $8.00 per share under the 1990 Plan. See "Management--Director Compensation" and "--Stock Plans."

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and Robertson, Stephens & Company LLC are serving as Representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them severally the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                       NUMBER OF
        NAME                                                            SHARES
        ----                                                           ---------
   Morgan Stanley & Co. Incorporated..................................
   Hambrecht & Quist LLC..............................................
   Robertson, Stephens & Company LLC..................................
                                                                       ---------
     Total............................................................ 2,750,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a
price which represents a concession not in excess of $    per share under the
initial public offering price. The Underwriters may allow, and such dealers
may re-allow, a concession not in excess of $    per share to other
Underwriters or to certain other dealers.

  Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 412,500 shares of Common Stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  See "Shares Eligible for Future Sale" for a description of certain arrangements by which all officers, directors, stockholders and option holders of the Company have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus, except under certain circumstances.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Morgan Stanley Group Inc., which is associated with Morgan Stanley & Co. Inc., is a limited partner of the general partner of Integral Capital Partners, L.P. and Integral Capital Partners, C.V., which in the aggregate will own 1,045,599 shares, or 4.5% of the outstanding capital stock of the Company, upon the closing of the offering. Morgan Stanley & Co. Inc. disclaims beneficial ownership of the shares held by Integral Capital Partners, L.P. and Integral Capital Partners, C.V., except to the extent of any pecuniary interest therein.

PRICING OF THE OFFERING

  Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company at September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996 appearing in this Prospectus and Registration Statement have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                                  RAMBUS INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Deficit........................... F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Rambus Inc. and Subsidiary

  We have audited the accompanying consolidated balance sheets of Rambus Inc. and Subsidiary as of September 30, 1995 and 1996, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rambus Inc. and Subsidiary as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

San Jose, California
November 1, 1996, except for Note 17
 for which the date is

 March 31, 1997.

                           RAMBUS INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                        PRO FORMA
                                                                        (NOTE 16)
                                           SEPTEMBER 30,                  MARCH
                                         ------------------  MARCH 31,     31,
                                           1995      1996      1997       1997
                                         --------  --------  ---------  ---------
                                                                 (UNAUDITED)
                ASSETS
Current assets:
  Cash and cash equivalents............  $    977  $    742  $  1,210
  Marketable securities................    13,173     7,812     9,282
  Accounts receivable..................     1,206       718     7,330
  Prepaids and other current assets....       840       873     1,357
                                         --------  --------  --------
    Total current assets...............    16,196    10,145    19,179
Property and equipment, net............     1,598     2,340     3,144
Investment.............................        --        --     1,129
Other assets...........................       513       383       391
                                         --------  --------  --------
    Total assets.......................  $ 18,307  $ 12,868  $ 23,843
                                         ========  ========  ========
              LIABILITIES
Current liabilities:
  Accounts and taxes payable, accrued
   payroll and other liabilities.......  $  1,113  $  1,237  $  1,844
  Current portion of:
   Capital lease obligations...........       929       753       551
   Deferred revenue....................     9,721    13,082    17,910
                                         --------  --------  --------
    Total current liabilities..........    11,763    15,072    20,305
Capital lease obligations, less current
 portion...............................       687       544       296
Deferred revenue, less current
 portion...............................    13,793     9,396    14,307
                                         --------  --------  --------
    Total liabilities..................    26,243    25,012    34,908
                                         --------  --------  --------
Commitments (Note 9)
         STOCKHOLDERS' DEFICIT
Convertible preferred stock, $.001 par
 value:
  Authorized: 11,336,096 shares;
  Issued and outstanding: 11,296,822
   shares at September 30, 1995 and
   1996 and March 31, 1997 and no
   shares pro forma....................        11        11        11
  (Liquidation value: $19,894 at
   September 30, 1995 and 1996 and
   March 31, 1997 and none pro forma)
Common stock, $.001 par value:
  Authorized: 22,500,000 shares;
  Issued and outstanding: 5,561,082
   shares at September 30, 1995,
   5,758,749 shares at September 30,
   1996, 7,406,829 shares at March 31,
   1997 and 18,703,651 shares pro
   forma...............................         6         6         7   $     18
Additional paid-in capital.............    22,095    22,330    23,809     23,809
Stockholders' notes receivable.........        --        --      (733)      (733)
Accumulated deficit....................   (30,077)  (34,492)  (34,104)   (34,104)
Cumulative translation adjustment......        29         1       (55)       (55)
                                         --------  --------  --------   --------
    Total stockholders' deficit........    (7,936)  (12,144)  (11,065)  $(11,065)
                                         --------  --------  --------   ========
      Total liabilities and
       stockholders' deficit...........  $ 18,307  $ 12,868  $ 23,843
                                         ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           RAMBUS INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            SIX MONTHS ENDED
                               YEAR ENDED SEPTEMBER 30,         MARCH 31,
                              ----------------------------  ------------------
                                1994      1995      1996      1996      1997
                              --------  --------  --------  --------  --------
                                                               (UNAUDITED)
Contract revenues...........  $  5,000  $  7,364  $ 11,205  $  5,072  $  8,467
Royalties...................        --        --        65        --     2,958
                              --------  --------  --------  --------  --------
    Total revenues..........     5,000     7,364    11,270     5,072    11,425
                              --------  --------  --------  --------  --------
Costs and expenses:
  Cost of contract
   revenues.................     3,844     5,236     4,821     2,301     2,396
  Research and development..     3,067     3,117     5,218     2,413     4,368
  Sales and marketing.......     2,569     3,376     4,052     1,781     2,867
  General and
   administrative...........     1,717     1,688     1,747       833     1,278
                              --------  --------  --------  --------  --------
                                11,197    13,417    15,838     7,328    10,909
                              --------  --------  --------  --------  --------
    Operating income
     (loss).................    (6,197)   (6,053)   (4,568)   (2,256)      516
Interest and other income,
 net........................       215       619       737       359       262
Interest expense............      (296)     (297)     (298)     (155)     (137)
                              --------  --------  --------  --------  --------
    Income (loss) before
     income taxes...........    (6,278)   (5,731)   (4,129)   (2,052)      641
Provision for income taxes..       351     1,289       286       183       253
                              --------  --------  --------  --------  --------
    Net income (loss).......  $ (6,629) $ (7,020) $ (4,415) $ (2,235) $    388
                              ========  ========  ========  ========  ========
Pro forma net income (loss)
 per share..................                      $  (0.25)           $   0.02
                                                  ========            ========
Pro forma number of shares
 used in per share
 calculations...............                        17,385              20,083
                                                  ========            ========


  The accompanying notes are an integral part of these consolidated financial statements.

                           RAMBUS INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

             FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

                AND FOR THE SIX MONTHS ENDED MARCH 31, 1997
                                 (IN THOUSANDS)

                            CONVERTIBLE
                          PREFERRED STOCK    COMMON STOCK   ADDITIONAL STOCKHOLDERS'             CUMULATIVE
                          -----------------  --------------  PAID-IN       NOTES     ACCUMULATED TRANSLATION
                          SHARES    AMOUNT   SHARES  AMOUNT  CAPITAL    RECEIVABLE     DEFICIT   ADJUSTMENT   TOTAL
                          --------- -------  ------  ------ ---------- ------------- ----------- ----------- --------
Balances, September 30,
 1993...................      7,697  $    8  4,067    $ 4    $ 8,049       $  --      $(16,427)     $ 15     $ (8,351)
 Issuance of common
  stock upon exercise of
  options...............         --      --  1,248      1        226          --            --        --          227
 Repurchase of common
  stock for cash........         --      --   (165)    --         (6)         --            --        --           (6)
 Issuance of Series B
  preferred stock.......        467      --     --     --        999          --            --        --          999
 Issuance of Series C
  preferred stock, net
  of issuance costs of
  $7....................      1,250       1     --     --      3,742          --            --        --        3,743
 Foreign currency
  translation
  adjustments...........         --      --     --     --         --          --            --        12           12
 Net loss...............         --      --     --     --         --          --        (6,630)       --       (6,630)
                          ---------  ------  -----    ---    -------       -----      --------      ----     --------
Balances, September 30,
 1994...................      9,414       9  5,150      5     13,010          --       (23,057)       27      (10,006)
 Issuance of common
  stock upon exercise of
  options...............         --      --    499      1        189          --            --        --          190
 Issuance of Series D
  preferred stock, net
  of issuance costs of
  $35...................      1,883       2     --     --      7,963          --            --        --        7,965
 Repurchase of common
  stock for cash........         --      --    (88)    --         (3)         --            --        --           (3)
 Sale of Series A
  preferred stock
  purchase rights.......         --      --     --     --        936          --            --        --          936
 Foreign currency
  translation
  adjustments...........         --      --     --     --         --          --            --         2            2
 Net loss...............         --      --     --     --         --          --        (7,020)       --       (7,020)
                          ---------  ------  -----    ---    -------       -----      --------      ----     --------
Balances, September 30,
 1995...................     11,297      11  5,561      6     22,095          --       (30,077)       29       (7,936)
 Issuance of common
  stock upon exercise of
  options...............         --      --    212     --        239          --            --        --          239
 Repurchase of common
  stock for cash........         --      --    (14)    --         (4)         --            --        --           (4)
 Foreign currency
  translation
  adjustments...........         --      --     --     --         --          --            --       (28)         (28)
 Net loss...............         --      --     --     --         --          --        (4,415)       --       (4,415)
                          ---------  ------  -----    ---    -------       -----      --------      ----     --------
Balances, September 30,
 1996...................     11,297      11  5,759      6     22,330          --       (34,492)        1      (12,144)
 Issuance of common
  stock upon exercise of
  options...............         --      --  1,648      1      1,479        (733)           --        --          747
 Foreign currency
  translation
  adjustments...........         --      --     --     --         --          --            --       (56)         (56)
 Net income.............         --      --     --     --         --          --           388        --          388
                          ---------  ------  -----    ---    -------       -----      --------      ----     --------
Balances, March 31, 1997
 (unaudited)............     11,297  $   11  7,407    $ 7    $23,809       $(733)     $(34,104)     $(55)    $(11,065)
                          =========  ======  =====    ===    =======       =====      ========      ====     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           RAMBUS INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             SIX MONTHS ENDED
                                YEAR ENDED SEPTEMBER 30,        MARCH 31,
                               ----------------------------  -----------------
                                 1994      1995      1996     1996      1997
                               --------  --------  --------  -------  --------
                                                               (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)........... $ (6,629) $ (7,020) $ (4,415) $(2,235) $    388
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization.............    1,670     1,552     1,194      570       820
    Other.....................      (37)       36        82       38        29
    Change in operating assets
     and liabilities:
      Accounts receivable.....      895    (1,096)      488      117    (6,612)
      Prepaids and other
       current assets.........      409      (226)      (33)    (283)     (484)
      Other assets............      225       191       130       18        (8)
      Accounts and taxes
       payable, accrued
       payroll and other
       liabilities............     (325)     (243)       54       83       568
      Deferred revenue........    1,990     8,096    (1,036)   1,748     8,539
                               --------  --------  --------  -------  --------
        Net cash provided by
         (used in) operating
         activities...........   (1,802)    1,290    (3,536)      56     3,240
                               --------  --------  --------  -------  --------
Cash flows from investing
 activities:
  Purchase of property and
   equipment..................     (450)   (1,227)   (1,952)    (998)   (1,553)
  Proceeds from sale of
   property and equipment.....      350       516       467      147        --
  Purchases of marketable
   securities.................  (12,501)  (27,611)  (20,050) (12,692)  (11,735)
  Maturities of marketable
   securities.................    9,000    17,939    25,410   13,229    10,265
                               --------  --------  --------  -------  --------
        Net cash provided by
         (used in) investing
         activities...........   (3,601)  (10,383)    3,875     (314)   (3,023)
                               --------  --------  --------  -------  --------
Cash flows from financing
 activities:
  Issuance of Series B
   preferred stock............    1,000        --        --       --        --
  Issuance of Series C
   preferred stock............    3,743        --        --       --        --
  Issuance of Series D
   preferred stock............       --     7,965        --       --        --
  Sale of convertible
   preferred stock purchase
   rights.....................       --       936        --       --        --
  Issuance of common stock....      227       189       239       98       747
  Repurchase of common stock..       (6)       (3)       (4)      --        --
  Proceeds from bank loans....       --        --        --       --       794
  Principal payments on bank
   loans......................       --        --        --       --      (794)
  Principal payments on
   capital lease obligations..     (486)     (565)     (781)    (318)     (440)
                               --------  --------  --------  -------  --------
        Net cash provided by
         (used in) financing
         activities...........    4,478     8,522      (546)    (220)      307
                               --------  --------  --------  -------  --------
Foreign currency translation
 adjustment...................       12         2       (28)     (16)      (56)
                               --------  --------  --------  -------  --------
Net (decrease) increase in
 cash and cash equivalents....     (913)     (569)     (235)    (494)      468
Cash and cash equivalents at
 beginning of period..........    2,459     1,546       977      977       742
                               --------  --------  --------  -------  --------
Cash and cash equivalents at
 end of period................ $  1,546  $    977  $    742  $   483  $  1,210
                               ========  ========  ========  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          RAMBUS INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. FORMATION AND BUSINESS OF THE COMPANY:

  Rambus Inc. and Subsidiary (the Company) designs, develops, licenses and markets high-speed chip-to-chip interface technology to enhance the performance and cost-effectiveness of consumer electronics, computer systems and other electronic systems. The Company licenses semiconductor companies to manufacture and sell memory and logic ICs incorporating Rambus interface technology and markets its solution to systems vendors to encourage them to design Rambus interface technology into their products. The Company's technology cost-effectively increases the data transfer rate, or memory bandwidth, allowing semiconductor memory devices to keep pace with faster generations of processors and controllers and thus supports the accelerating data transfer requirements of multimedia and other high-bandwidth applications.

  The Company was incorporated on March 9, 1990 in California. In March 1997, the Company was reincorporated in Delaware. Note 17 sets out the details of the reincorporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Financial Statement Presentation:

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rambus K.K., located in Tokyo, Japan. All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements. Identifiable assets and revenues of the subsidiary are not significant.

  Certain reclassifications have been made to the fiscal 1994 financial statement amounts to conform to the fiscal 1995 and 1996 presentation. The reclassifications have no effect on previously reported net loss, stockholders' deficit, total assets or total liabilities.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition:

  The Company has entered into nonexclusive technology agreements with semiconductor licensees. Generally, these agreements provide a license to use the Company's proprietary technology and to receive engineering implementation services, customer support, and enhancements in exchange for milestone payments during integration of the technology as well as royalties based on product sales.

  The contract fees for the services provided under these agreements are comprised of license fees, engineering service fees and nonrefundable, prepaid royalties. The contract fees are bundled together as the Company generally does not provide or price these services separately. Accordingly, the revenues from such contract fees are recognized ratably over the period during which the post-contract customer support is expected to be provided.

  The Company recognizes royalties upon notification of sale by its licensees. The terms of the royalty agreements generally require licensees to give notification to the Company and to pay royalties within 60 days of the end of the quarter during which the sales take place.

                          RAMBUS INC. AND SUBSIDIARY

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED):

 Research and Development:

  Costs incurred in research and development are expensed as incurred.

 Income Taxes:

  The Company accounts for income taxes under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current laws and rates in effect. Research and development credits are accounted for using the flow-through method.

 Computation of Historical Net Income (Loss) Per Share and Pro Forma Net Income (Loss) Per Share:

  Historical net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of the incremental common shares issuable upon conversion of convertible preferred stock (using the "if converted" method) and stock options and warrants (using the treasury stock method) as if converted for all periods.

  The Company has computed common and common equivalent shares in determining the number of shares used in calculating net income (loss) per share for all periods presented pursuant to the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83. SAB 83 requires the Company to include all common shares and all common share equivalents issued during the 12 month period preceding the filing date of an initial public offering in its calculation of the number of shares used to determine net income (loss) per share as if the shares had been outstanding for all periods presented.

  Pro forma net income (loss) per share for the year ended September 30, 1996 and the six months ended March 31, 1997 assumes the common shares issuable upon conversion of the outstanding convertible preferred stock have been outstanding during such periods.

  Historical net income (loss) per share is as follows (in thousands, except per share data):

                                                                (UNAUDITED)
                                                                 SIX MONTHS
                                     YEAR ENDED SEPTEMBER          ENDED
                                              30,                MARCH 31,
                                    -------------------------  ---------------
                                     1994     1995     1996     1996     1997
                                    -------  -------  -------  -------  ------
   Net income (loss)............... $(6,629) $(7,020) $(4,415) $(2,235) $  388
                                    =======  =======  =======  =======  ======
   Net income (loss) per share..... $ (1.29) $ (1.24) $ (0.73) $ (0.37) $ 0.02
                                    =======  =======  =======  =======  ======
   Number of shares used in per
    share calculation..............   5,124    5,665    6,088    6,047  20,083
                                    =======  =======  =======  =======  ======

 Cash and Cash Equivalents:

  Cash equivalents are highly liquid investments with original or remaining maturities of three months or less at the date of purchase. Cash equivalents present risk of changes in value because of interest rate changes. The Company maintains its cash balances with high quality financial institutions and has not experienced any material losses relating to any investment instruments.

                          RAMBUS INC. AND SUBSIDIARY

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED):

 Marketable Securities:

  Available-for-sale securities are carried at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, reported in stockholders' deficit. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded on the specific identification method.

 Fair Value of Financial Instruments:

  The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates.

 Property and Equipment:

  Property and equipment are stated at cost and depreciated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements and property under capital leases are amortized on a straight-line basis over the shorter of their estimated useful lives or the terms of the leases. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the related gain or loss is included in results from operations.

 Foreign Currency Translation:

  The functional currency for the Company's foreign operation in Japan is the Japanese yen. The translation from the Japanese yen to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rate during the period. Adjustments resulting from such translation are reflected as a separate component of stockholders' deficit. Gains or losses resulting from foreign currency transactions are included in the results of operations.

 Unaudited Interim Financial Information:

  The accompanying interim consolidated balance sheet as of March 31, 1997 and the consolidated statements of operations and cash flows for the six months ended March 31, 1996 and 1997 together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material aspects, the consolidated financial position, the results of operations and cash flows for the period ended March 31, 1996 and 1997. Results for the six months ended March 31, 1996 and 1997 are not necessarily indicative of results for an entire year.

 New Pronouncements:

  During March 1995, the Financial Accounting Standards Board issued Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 will become effective for the Company's 1997 fiscal year. The Company does not expect SFAS 121 to have a material impact on the Company's financial condition or results of operations.

  Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has chosen to continue to account for employee stock options

                          RAMBUS INC. AND SUBSIDIARY

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED):

using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company will provide pro forma disclosures for the effect of this statement for the 1997 fiscal year.

3. BUSINESS RISKS AND CREDIT CONCENTRATION:

  The Company operates in the intensely competitive semiconductor industry which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results adversely.

  The Company markets and sells its technology to a narrow base of customers and generally does not require collateral. At March 31, 1997, three customers accounted for 48%, 16% and 14% of accounts receivable, respectively. At September 30, 1996, three customers accounted for 59%, 21% and 17% of accounts receivable. At September 30, 1995, three customers accounted for 42%, 41% and 17% of accounts receivable.

  As of March 31, 1996 and 1997, the Company's cash and cash equivalents are deposited with principally one financial institution in the form of demand deposits and money market accounts.

  Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash and cash equivalents, available-for-sale securities and trade accounts receivable. The Company invests its excess cash primarily in commercial paper, U.S. government agency and treasury notes that mature within one year.

4. MARKETABLE SECURITIES:

  All marketable securities are classified as available-for-sale and are summarized as follows (in thousands):

                                                    SEPTEMBER 30,
                                                    --------------  MARCH 31,
                                                     1995    1996     1997
                                                    ------- ------ -----------
                                                                   (UNAUDITED)
     United States government debt securities...... $ 4,344 $2,442   $   --
     U.S. treasury bills...........................   3,366     --       --
     Commercial paper..............................   5,463  5,370    9,282
                                                    ------- ------   ------
                                                    $13,173 $7,812   $9,282
                                                    ======= ======   ======

  All marketable securities classified as current have scheduled maturities of less than one year. At September 30, 1995 and 1996, and March 31, 1997, the cost of marketable securities represents the fair value of the securities, and there are no unrealized holding gains or losses.

                          RAMBUS INC. AND SUBSIDIARY

5. PROPERTY AND EQUIPMENT:

  Property and equipment, net is comprised of the following (in thousands):

                                                  SEPTEMBER 30,
                                                 ----------------   MARCH 31,
                                                  1995     1996       1997
                                                 -------  -------  -----------
                                                                   (UNAUDITED)
     Computer equipment......................... $ 2,962  $ 3,684    $ 4,609
     Computer software..........................   1,977    2,771      3,357
     Furniture and fixtures.....................     546      818        858
     Leasehold improvements.....................     170      272        274
                                                 -------  -------    -------
                                                   5,655    7,545      9,098
     Less accumulated depreciation and
      amortization..............................  (4,057)  (5,205)    (5,954)
                                                 -------  -------    -------
                                                 $ 1,598  $ 2,340    $ 3,144
                                                 =======  =======    =======

  Depreciation and amortization expense was approximately $1,295,000, $1,288,000, $1,148,000, $570,000 and $749,000 in the years ended September 30,
1994, 1995 and 1996 and the six months ended March 31, 1996 and 1997, respectively.

  Property and equipment acquired under capital leases included above is comprised of (in thousands):

                                                    SEPTEMBER 30,
                                                   ----------------   MARCH 31,
                                                    1995     1996       1997
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
     Computer equipment........................... $ 2,514  $ 2,302    $ 1,640
     Furniture and fixtures.......................     460      403        355
                                                   -------  -------    -------
                                                     2,974    2,705      1,995
     Less accumulated amortization................  (2,164)  (1,989)    (1,511)
                                                   -------  -------    -------
                                                   $   810  $   716    $   484
                                                   =======  =======    =======

6. INVESTMENT:

  In December 1996, the Company licensed technology to Monolithic System Technology, Inc. (MoSys) in exchange for a cash payment of $50,000 and 184,617 shares of MoSys common stock valued at $1,200,000, based on the latest round of equity financing. These shares represented a 1% equity interest in MoSys at the time of issuance.

7. ACCOUNTS AND TAXES PAYABLE, ACCRUED PAYROLL AND OTHER LIABILITIES:

  Accounts and taxes payable, accrued payroll and other liabilities consist of the following (in thousands):

                                                       SEPTEMBER 30,
                                                       -------------  MARCH 31,
                                                        1995   1996     1997
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
     Accounts payable................................. $  110 $  228   $  382
     Taxes payable....................................     82     84      334
     Accrued payroll and related accruals.............    231    338      608
     Other liabilities................................    690    587      520
                                                       ------ ------   ------
                                                       $1,113 $1,237   $1,844
                                                       ====== ======   ======

                          RAMBUS INC. AND SUBSIDIARY

8. CAPITAL LEASE OBLIGATIONS:

  The Company has leased equipment under capital lease obligations maturing through fiscal year 1999. The lease agreements require the Company to maintain liability and property insurance.

  At September 30, 1996, future minimum annual payments due under the capital lease obligations are as follows (in thousands):

        FISCAL YEAR:
        ------------
        1997............................................................ $  913
        1998............................................................    458
        1999............................................................    153
                                                                         ------
        Minimum lease payments..........................................  1,524
        Less amount representing interest...............................   (227)
                                                                         ------
        Total minimum payments..........................................  1,297
        Less amount due in one year.....................................   (753)
                                                                         ------
        Long term amount due after one year............................. $  544
                                                                         ======

9. LEASE COMMITMENTS AND COMMITMENTS TO THE COMPANY'S FOUNDERS:

  The Company leases its office facilities under an operating lease agreement that expires February 28, 2005. Under the terms of this lease, the Company is also responsible for taxes, insurance and utilities. As of September 30, 1996, aggregate future minimum payments under this lease are (in thousands):

        FISCAL YEAR:
        ------------
        1997............................................................ $  645
        1998............................................................    660
        1999............................................................    682
        2000............................................................    698
        2001............................................................    720
        Thereafter......................................................  2,589
                                                                         ------
        Total minimum lease payments.................................... $5,994
                                                                         ======

  Rent expense was approximately $320,000, $581,000, $736,000, $369,000 and
$394,000 for the years ended September 30, 1994, 1995 and 1996 and for the six months ended March 31, 1996 and 1997, respectively.

 Rambus Partners

  Under an agreement signed in March 1990, the Company secured certain patent rights and technology from its founders. The Company committed, under this agreement, to pay to the founders up to a total of 24% of amounts received from any licensing of the patent rights and technology to third parties. Subsequently, the founders assigned their rights to receive payments to Rambus Partners, an entity wholly owned by the founders. In September 1992, the Company acquired Rambus Partners in exchange for 978,260 shares of the Company's common stock. In addition the Company assumed option obligations for a total of 146,739 shares of the Company's common stock. The Company accounted for this acquisition as a purchase transaction. The purchase price was $431,000.

                          RAMBUS INC. AND SUBSIDIARY

9. LEASE COMMITMENTS AND COMMITMENTS TO THE COMPANY'S FOUNDERS--(CONTINUED):

  In September 1992, the Company also entered into agreements to pay certain cash amounts to the founders. The total amounts paid to the founders under these agreements were approximately $244,000 in each of the fiscal years 1994, 1995 and 1996. Included in the accompanying balance sheets under the caption other current liabilities are amounts payable to the founders of approximately $463,000 at September 30, 1995, $244,000 at September 30, 1996 and none at March 31, 1997. The associated deferred amounts to the founders totaling $679,000, $456,000 and $344,000 at September 30, 1995 and 1996 and March 31,
1997, respectively, include $223,000 classified in other current assets for each period with the remaining balance classified in other assets.

10. STOCKHOLDERS' DEFICIT:

 Convertible Preferred Stock:

  Holders of Series A, B, C and D preferred stock are entitled to preferential noncumulative dividends generally at a rate not to exceed $.032, $.1712, $.24 and $.34 per share, respectively, if and when declared by the Board of Directors. No dividends have been declared as of September 30, 1996. The holders of Series A, B, C and D shares have liquidation preferences of $.40, $2.14, $3.00 and $4.25 per share, respectively, plus an amount equal to all declared but unpaid dividends. Preferred stockholders are entitled to one vote for each share of common stock into which the preferred stock is convertible. Additionally, preferred stockholders are entitled to elect two directors.

  At the option of the holder, each share of preferred stock is convertible on a one-for-one basis (subject to certain adjustments) into common stock. The shares will automatically convert into common stock concurrent with the closing of an underwritten public offering of common stock under the Securities Act of 1933, as amended, with minimum proceeds of $7,500,000 and a minimum price per share of $4.25 (subject to certain adjustments).

  In 1990, the Company entered into an agreement with Intel Corporation, under which it issued shares of Series A Preferred Stock to Intel. The shares issued were subject to Rambus' assignable right to repurchase the shares, under certain circumstances, at the original price paid by Intel. In 1995, this right of repurchase was sold by the Company to entities affiliated with Kleiner, Perkins, Caufield & Byers, Mohr, Davidow Ventures, Merrill, Pickard, Anderson & Eyre, Integral Capital Partners and Dominion Income Management Corp. for an aggregate of $936,012. These entities then exercised the right and purchased the Rambus Series A Preferred Stock from Intel. The proceeds to the Company are included in additional paid-in capital in the accompanying balance sheet.

  At September 30, 1996 and March 31, 1997, convertible preferred stock consists of the following (in thousands):

                                                           COMMON
                                                           STOCK
                                      SHARES              RESERVED
                           SHARES   ISSUED AND  PROCEEDS    FOR     LIQUIDATION
     SERIES              AUTHORIZED OUTSTANDING  (NET)   CONVERSION    VALUE
     ------              ---------- ----------- -------- ---------- -----------
     A..................    5,400      5,361    $ 3,678     5,361     $ 2,144
     B .................    2,804      2,804      5,977     2,804       6,000
     C .................    1,250      1,250      3,743     1,250       3,750
     D..................    1,882      1,882      7,965     1,882       8,000
                           ------     ------    -------    ------     -------
                           11,336     11,297    $21,363    11,297     $19,894
                           ======     ======    =======    ======     =======

                          RAMBUS INC. AND SUBSIDIARY

10. STOCKHOLDERS' DEFICIT--(CONTINUED):

 Common Stock:

  Founders of the Company received an aggregate of 2,182,653 shares of common stock upon incorporation of the Company in exchange for the assignment of patent rights and technology. These shares were subject to the Company's right of repurchase under a Stock Restriction Agreement. During fiscal 1994, the Company amended the Stock Restriction Agreement. In accordance with the amendment, the Company repurchased 165,000 shares of its common stock at $.04 per share and the Company's right of repurchase with respect to the remaining shares expired. During fiscal 1995, the Company repurchased an additional 88,000 shares of common stock from founders at a price of $.04 per share.

  As of September 30, 1996, a total of 261,283 common shares held by employees were subject to repurchase.

  In September 1996, the Company's Board of Directors, subject to stockholder approval, increased the number of authorized shares of common stock to 22,500,000.

 Stock Option Plan:

  In March 1990, the Company adopted the 1990 Stock Option Plan under which 2,657,143 shares of common stock were reserved for issuance. Incentive stock options may be granted with exercise prices of no less than fair market value, and nonqualified stock options may be granted with exercise prices of no less than 85% of the fair market value of the common stock on the grant date, as determined by the Board of Directors. Grants to employees of the Company who are also directors of the Company may not exceed 800,000 shares of common stock. The options generally vest over a four-year period but may be exercised immediately subject to repurchase by the Company for those options that are not vested. Vesting periods are determined by the Board of Directors at the date of grant.

  During 1992 and 1994, the 1990 Stock Option Plan was amended to authorize the granting of options which shall vest within one year from the date that certain options previously granted to the optionee (as defined in the Plan) have vested in full. Pursuant to requirements imposed by the California Department of Corporations, these options may be granted only to those employees whose annual compensation exceeds $60,000 per year. The total number of shares reserved for these options is 950,000.

                          RAMBUS INC. AND SUBSIDIARY

10. STOCKHOLDERS' DEFICIT--(CONTINUED):

  At September 30, 1996 and March 31, 1997, the total number of shares reserved for the 1990 Stock Option Plan, excluding those previously exercised under the Plan, is 4,170,902 and 2,522,822, respectively.

  A summary of options granted under the plan is as follows:

                                                        OPTIONS OUTSTANDING
                                             SHARES    -----------------------
                                           AVAILABLE   NUMBER OF      PRICE
                                           FOR GRANT     SHARES     PER SHARE
                                           ----------  ----------  -----------
Outstanding at September 30, 1993.........    665,807   2,606,689  $ .04-$ .25
Shares reserved...........................    967,857         --           --
Options granted........................... (1,063,700)  1,063,700  $ .25-$1.00
Options canceled..........................     64,637     (64,637)    $.25
Options exercised.........................        --   (1,247,995) $ .04-$ .40
                                           ----------  ----------
Outstanding at September 30, 1994.........    634,601   2,357,757  $ .04-$1.00
Shares reserved...........................    875,000         --           --
Options granted........................... (1,204,900)  1,204,900  $1.00-$3.00
Options canceled..........................     37,513     (37,513) $ .25-$1.00
Options exercised.........................        --     (498,789) $ .13-$1.00
                                           ----------  ----------
Outstanding at September 30, 1995.........    342,214   3,026,355  $ .04-$3.00
Shares reserved...........................  1,000,000         --           --
Options granted...........................   (347,500)    347,500  $3.00-$5.00
Options canceled..........................     70,738     (70,738) $ .25-$3.00
Options exercised.........................        --     (197,667) $ .04-$4.00
                                           ----------  ----------
Outstanding at September 30, 1996.........  1,065,452   3,105,450  $ .04-$5.00
Options granted...........................   (717,100)    717,100  $5.00-$8.00
Options exercised.........................        --   (1,648,080) $ .04-$7.00
                                           ----------  ----------
Outstanding at March 31, 1997
 (unaudited)..............................    348,352   2,174,470  $0.13-$8.00
                                           ==========  ==========

  At September 30, 1996 and March 31, 1997, options for the purchase of 1,385,519 and 548,783 shares, respectively, were exercisable without repurchase from the Company.

11. EMPLOYEE BENEFIT PLANS:

  The Company has a 401(k) Profit Sharing Plan (the "Plan") qualified under
Section 401(k) of the Internal Revenue Code of 1986. Each eligible employee may elect to contribute up to 20% of the employee's annual compensation to the Plan. The Company, at the discretion of its Board of Directors, may match employee contributions to the Plan but has not done so for the years ended September 30, 1994, 1995 and 1996.

                          RAMBUS INC. AND SUBSIDIARY

12. INCOME TAXES:

  The provision for income taxes comprises (in thousands):

                                                       YEAR ENDED SEPTEMBER 30,
                                                       --------------------------
                                                        1994     1995     1996
                                                       ----------------- --------
     Foreign withholding tax:
       Current........................................ $   350 $   1,235 $   270
     Federal:
       Current........................................     --         40     --
     State:
       Current........................................       1        14      16
                                                       ------- --------- -------
                                                       $   351 $   1,289 $   286
                                                       ======= ========= =======

  The Company's effective tax rate on pretax income differs from the U.S. federal statutory regular tax rate as follows:

                                YEAR ENDED SEPTEMBER 30,
                               ------------------------------
                                 1994       1995       1996
                               --------   --------   --------
     Benefit at U.S. federal
      statutory rate.........     (34.0)%    (34.0)%    (34.0)%
     Tax losses not currently
      benefited..............      34.0       34.0       34.0
     Foreign withholding
      tax....................       5.6       21.6        6.5
     Other...................        --        0.9        0.4
                               --------   --------   --------
                                    5.6%      22.5%       6.9%
                               ========   ========   ========

  At September 30, 1996, the Company has the following tax carryforwards which expire as follows (in thousands):

                                         FEDERAL  EXPIRES  CALIFORNIA  EXPIRES
                                         ------- --------- ---------- ---------
     Net operating loss................. $8,900  2008-2009   $3,500   1998-2000
     Foreign tax credits................  2,440  1997-2001       --          --
     Research and development credits...    562    2010         306     2010

  The utilization of the Company's tax carryforwards may be subject to certain limitations in the case of an ownership change of the Company, as defined by the tax laws.

                          RAMBUS INC. AND SUBSIDIARY

12. INCOME TAXES--(CONTINUED):

  The components of the net deferred tax assets are as follows (in thousands):

                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
     Deferred tax assets:
       Deferred revenue..................................... $  8,909  $  9,206
       Deferred compensation................................      185        98
       Depreciation and amortization expense................      345       174
       Other liabilities and reserves.......................      590       220
       Foreign tax credits..................................    2,531     2,440
       Research and development credits.....................      840       868
       Net operating loss...................................    1,500     3,361
                                                             --------  --------
         Total deferred tax asset...........................   14,900    16,367
     Deferred tax liability:
       Deferred royalty cost................................     (474)     (296)
     Valuation allowance....................................  (14,426)  (16,071)
                                                             --------  --------
         Net deferred tax asset............................. $     --  $     --
                                                             ========  ========

  The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets and recognizes the tax benefit only as reassessment demonstrates they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

13. RELATED PARTY TRANSACTIONS:

  Chromatic Research Inc. In February 1994, the Company licensed its interface technology to Chromatic Research, Inc. ("Chromatic") a multimedia processor design company. Under the terms of the license, Rambus received 626,053 shares of Chromatic Series B Preferred Stock (representing 5% of the then outstanding shares of Chromatic) and continuing royalties. Chromatic was formed in May 1993 (then called Xenon Microsystems Corporation) by, among others, Dr. Farmwald who continues to serve as a director of, and consultant to, Chromatic through the date hereof. Investors in Chromatic include affiliates of Mohr, Davidow Ventures, Merrill, Pickard, Anderson & Eyre and Kleiner, Perkins, Caufield & Byers. In connection with these investments in Chromatic, Dr. Davidow and Mr. Dunlevie joined and continue to sit on the Board of Directors of Chromatic. The initial valuation of the Chromatic stock, approximately $626,000, has been fully written down by the Company. Revenue recognized as license fees under this agreement was $69,000, $119,000 and $119,000 in the years ended September 30, 1994, 1995 and 1996, respectively, and $59,000 for the six months ended March 31, 1997. As of September 30, 1996 and March 31, 1997, the remaining balance of approximately $319,000 and $259,000, respectively, is included in deferred revenue.

                          RAMBUS INC. AND SUBSIDIARY

14. BUSINESS SEGMENTS, EXPORTS AND MAJOR CUSTOMERS:

  The Company operates in a single industry segment.

  Six customers accounted for 16%, 12%, 15%, 12%, 14% and 13% of revenues in the year ended September 30, 1995 and six customers accounted for 14%, 15%, 11%, 11%, 13% and 12% of revenues in the year ended September 30, 1996. Four customers accounted for 12%, 16%, 10% and 38% of revenues in the year ended September 30, 1994. Six customers accounted for 13%, 12%, 14%, 11%, 13% and 20% of revenues and two customers accounted for 11% and 32% of revenues for the six months ended March 31, 1996 and 1997, respectively.

  The Company sells its technology to customers in the Far East and North America. The net income and loss for all periods presented are derived primarily from the Company's North American operations, which generates sales to the following geographic region (in thousands):

                                                                SIX MONTHS ENDED
                                       YEAR ENDED SEPTEMBER 31,    MARCH 31,
                                       ------------------------ ----------------
                                        1994    1995     1996    1996     1997
                                       ------------------------ ----------------
                                                                  (UNAUDITED)
     Far East......................... $ 4,499 $ 6,619 $  9,692 $ 4,562 $  9,509
     North America....................     501     745    1,578     510    1,916
                                       ------- ------- -------- ------- --------
                                       $ 5,000 $ 7,364 $ 11,270 $ 5,072 $ 11,425
                                       ======= ======= ======== ======= ========

15. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Cash paid during the periods for taxes and interest are indicated below (in thousands):

                                                                SIX MONTHS ENDED
                                       YEAR ENDED SEPTEMBER 30,    MARCH 31,
                                       ------------------------ ----------------
                                        1994    1995     1996    1996     1997
                                       ------------------------ ----------------
                                                                  (UNAUDITED)
     Taxes............................    $351 $ 1,266     $286    $183     $529
     Interest.........................    $296  $  297     $298    $155     $137

 Supplemental schedule of noncash investing and financing activities:

  The Company had no material noncash investing or financing activities in the year ended September 30, 1996. Noncash investing and financing activities are as follows (in thousands):

                                                     YEAR ENDED    SIX MONTHS
                                                    SEPTEMBER 30,     ENDED
                                                    -------------   MARCH 31,
                                                     1994   1995      1997
                                                    -------------  -----------
                                                                   (UNAUDITED)
   Acquisition of property equipment under capital
    lease obligations.............................  $   158   $39        --
   License of technology in exchange for common
    stock.........................................  $   626    --    $1,200
   Issuance of stockholders' notes receivable.....  $    --    --    $  733

                          RAMBUS INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


16. PRO FORMA:

  Upon the closing of an initial public offering of the Company's common stock that meets the criteria set out in Note 10, all the convertible preferred stock outstanding will convert into an aggregate of 11,296,822 shares of common stock. At March 31, 1997, the unaudited pro forma stockholders' deficit is adjusted for the conversion of the convertible preferred stock outstanding at March 31, 1997 and is disclosed on the face of the consolidated balance sheets.

17. SUBSEQUENT EVENTS:

  On October 16, 1996, the Company entered into a loan and security agreement with Silicon Valley Bank to borrow up to $1,000,000 to finance equipment and tenant improvements. This agreement was canceled by the Company in March 1997.

  In November 1996, the Company entered into an agreement with Intel Corporation for the development of high speed semiconductor memory interface technology. As part of this agreement, the Company issued a warrant on January 7, 1997 to purchase 1,000,000 shares of common stock of the Company at a purchase price of $10.00 per share. This warrant will become exercisable only upon the achievement of certain specified performance milestones, resulting in a charge to the statement of operations at the time achievement of these milestones becomes probable for the excess of the then fair value of the warrant over the exercise price.

  The reincorporation of the Company in Delaware occurred in March 1997. Under the new Certificate of Incorporation in Delaware, the Company is authorized to issue 60,000,000 shares of common stock and 16,336,096 shares of preferred stock at $.001 par value.

  On February 28, 1997, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission relating to a public offering of the Company's Common Stock. The Board also approved the termination of the 1990 Stock Plan upon the completion of the initial public offering, the adoption of a 1997 Employee Stock Purchase Plan, and the adoption of a 1997 Stock Plan (see description below). Additionally, the Board approved certain amendments to the Company's Certificate of Incorporation and Bylaws (including the establishment of a classified Board). The Board approved the creation of new Compensation Committee, an Audit Committee and a Stock Option Committee. Finally, the Board approved the establishment of a Stockholder Rights Plan pursuant to which each holder of the Company's common stock shall receive a right to purchase one-thousandth of a share of Series E Preferred Stock for $125 per right, subject to a number of conditions. Such rights are subject to adjustment in the event of a takeover or commencement of a tender offer not approved by the Board of Directors.

  The 1997 Employee Stock Purchase Plan authorizes the granting of stock purchase rights to eligible employees during two-year offering periods with exercise dates approximately every six months. The Company has reserved 400,000 shares of common stock for issuance under the plan. The first offering period for the plan will commence on the effective date of this offering and will end on the last trading day in the period ending April 30, 1999. Shares are purchased through employees' payroll deductions at purchase prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the first day of each offering period or the date of purchase.

                          RAMBUS INC. AND SUBSIDIARY

17. SUBSEQUENT EVENTS--(CONTINUED) :

  The 1997 Stock Plan authorizes the issuance of incentive stock options and nonstatutory stock options to employees and nonstatutory stock options to directors, employees or paid consultants of the Company. The Company has reserved 1,000,000 shares of common stock for issuance under the plan. The plan expires ten years after adoption, and the Board of Directors or a committee designated by the Board of Directors has the authority to determine to whom options will be granted, the number of shares, the vesting period and the exercise price (which generally cannot be less than 100% of the fair market value at the date of grant for incentive stock options). The options are exercisable at times and in increments as specified by the Board of Directors, and expire not more than ten years from date of grant.

  In February and March 1997, the Company issued loans to certain key personnel in connection with the exercise of options to purchase shares of the Company's common stock. The loans bear interest at an annual rate of 12.0%, are evidenced by promissory notes, and are secured by a pledge of the underlying shares of common stock. Principal and accrued interest on the loans are due in September 1998. The aggregate principal balance outstanding at March 31, 1997 is approximately $733,000.

                                      LOGO

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                    AMOUNT TO BE
                                                                      PAID BY
                                                                     REGISTRANT
                                                                    ------------
      SEC Registration Fee.........................................     $10,455
      NASD Filing Fee..............................................       3,950
      Nasdaq National Market Application Fee.......................      50,000
      Printing.....................................................     300,000
      Legal Fees and Expenses......................................     400,000
      Accounting Fees and Expenses.................................     200,000
      Blue Sky Fees and Expenses...................................      10,000
      Transfer Agent and Registrar Fees............................       5,000
      Miscellaneous................................................     120,595
                                                                     ----------
          Total....................................................  $1,100,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article X of the Registrant's Amended and Restated Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for mandatory indemnifications of its directors and officers and permissible indemnifications of employees and offer agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and
directors. Reference is also made to Section   of the Underwriting Agreement,
which provides for the indemnification of officers, directors and controlling
persons of the Registrant against certain liabilities and Section   of the
Rights Agreement, which provides for the cross indemnification of certain of the Registrant's stockholders and the Registrant, its officers and directors against certain liabilities under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years prior to the effective date of this Registration Statement, the Registrant has issued and sold the following unregistered securities:

  1. During the period from February 28, 1994 through March 31, 1997, the Registrant granted options to purchase an aggregate of 2,875,000 shares of Common Stock to directors, employees and consultants pursuant to the Registrant's 1990 Option Plan in reliance on Rule 701 promulgated under the Securities Act.

  2. On February 24, 1995, the Registrant issued and sold 1,882,353 shares of Series D Preferred Stock in a private placement to one accredited individual and to one institutional investor for an aggregate consideration of $8,000,000.25 in cash. Sales of Series D Preferred Stock were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

  3. On January 7, 1997, the Registrant issued a warrant to purchase up to 1,000,000 shares of Common Stock at an exercise price of $10.00 per share to Intel Corporation in connection with the development and licensing arrangement entered into between the two companies in November 1996. The warrant expires, if not earlier exercised, no later than January 7, 2005.

ITEM 16. EXHIBITS

  (A) EXHIBITS

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
    1.1+   Form of Underwriting Agreement (draft dated March 5, 1997).
    3.1(1) Form of Amended and Restated Certificate of Incorporation of
            Registrant filed March  , 1997.
    3.2+   Certificate of Designation of Rights, Preferences and Privileges of
            Series E Participating Preferred Stock of Registrant.
    3.3(2) Form of Amended and Restated Certificate of Incorporation of
            Registrant to be filed upon the closing of the Offering made under the Registration Statement.
    3.4+   Amended and Restated Bylaws of Registrant dated February 28, 1997.
    4.1(2) Form of Registrant's Common Stock Certificate.
    4.2+   Amended and Restated Information and Registration Rights Agreement,
            dated as of January 7, 1997, between Registrant and the parties indicated therein.
    4.3+   Form of Preferred Shares Rights Agreement dated     , 1997.
    4.4+   Common Stock Purchase Warrant dated January 7, 1997.
    5.1(2) Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation.
   10.1+   Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
   10.2(3) Semiconductor Technology License Agreement, dated as of July 4,
            1991, between Registrant and NEC Corporation, including supplements and amendments thereto.
   10.3(3) Semiconductor Technology License Agreement, dated as of December 9,
            1994, between Registrant and Goldstar Electron Co., Ltd, including supplements and amendments thereto.
   10.4(3) Semiconductor Technology License Agreement, dated as of November 15,
            1996, between Registrant and Intel Corporation.
   10.5+   1990 Stock Plan, as amended, and related forms of agreements.
   10.6+   1997 Stock Plan and related forms of agreements.
   10.7+   1997 Employee Stock Purchase Plan and related forms of agreements.
   10.8(2) Facilities Lease
   10.9(2) Form of Promissory Note between the Registrant and certain executive officers.
   11.1    Statement of computation of Net Loss Per Share and As Adjusted Net
            Loss Per Share.
   21.1+   Subsidiaries of the Registrant.
   23.1    Consent of Coopers & Lybrand L.L.P., Independent Auditors.
   23.2(2) Consent of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included in Exhibit 5.1)
   24.1+   Power of Attorney (See page II-5).
   27.1    Financial Data Schedule.

--------

(1) Final version filed with Delaware Secretary of State to be supplied by amendment.

(2) To be supplied by amendment.

(3) Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+  Previously filed.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing, as specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MOUNTAIN VIEW, STATE OF CALIFORNIA, ON APRIL 10, 1997.

                                          Rambus Inc.

                                          By:
                                                   /s/ Gary Harmon
                                             ----------------------------------
                                                     GARY HARMON

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED:


              SIGNATURE                     TITLE                 DATE
              ---------                     -----                 ----
         Geoffrey Tate*                President, Chief
-------------------------------------   Executive Officer       April 10, 1997
         GEOFFREY TATE*                 and Director
                                        (principal
                                        executive officer)

    /s/   Gary Harmon                  Vice President,
-------------------------------------   Finance and Chief       April 10, 1997
          GARY HARMON                   Financial Officer
                                        (principal financial
                                        and accounting officer)

          William Davidow*
-------------------------------------  Chairman of the
           WILLIAM DAVIDOW              Board                   April 10, 1997


           Bruce Dunlevie*
-------------------------------------  Director
           BRUCE DUNLEVIE                                       April 10, 1997


      P. Michael Farmwald*             Director                 April 10, 1997
-------------------------------------
      P. MICHAEL FARMWALD



              SIGNATURE                   TITLE                      DATE
              ---------                   -----                      ----

        Charles Geschke*                Director                April 10, 1997
-------------------------------------
        CHARLES GESCHKE


           Mark Horowitz*               Director                April 10, 1997
-------------------------------------
            MARK HOROWITZ


*By:
         /s/ Gary Harmon
  ----------------------------------
           GARY HARMON
           Attorney-in-fact

                           RAMBUS INC. AND SUBSIDIARY

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

  VALUATION ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                           ADDITIONS
                                  BALANCE   CHARGED                      BALANCE
                                    AT     TO COSTS  CHARGED             AT END
                                 BEGINNING    AND    TO OTHER              OF
FOR THE YEAR ENDED:              OF PERIOD EXPENSES  ACCOUNTS DEDUCTIONS PERIOD
-------------------              --------- --------- -------- ---------- -------
                                  -------   ------     ----      ----    -------
September 30, 1994..............      --       --       --        --         --
                                  =======   ======     ====      ====    =======
September 30, 1995..............      --       --       --        --         --
                                  =======   ======     ====      ====    =======
September 30, 1996..............      --       --       --        --         --
                                  =======   ======     ====      ====    =======

  VALUATION ALLOWANCE FOR DEFERRED TAX ASSET

                                           ADDITIONS
                                  BALANCE   CHARGED                      BALANCE
                                    AT     TO COSTS  CHARGED             AT END
                                 BEGINNING    AND    TO OTHER              OF
FOR THE YEAR ENDED:              OF PERIOD EXPENSES  ACCOUNTS DEDUCTIONS PERIOD
-------------------              --------- --------- -------- ---------- -------
                                  -------   ------     ----      ----    -------
September 30, 1994..............  $ 7,476   $3,326      --        --     $10,802
                                  =======   ======     ====      ====    =======
September 30, 1995..............  $10,802   $3,624      --        --     $14,426
                                  =======   ======     ====      ====    =======
September 30, 1996..............  $14,426   $1,645      --        --     $16,071
                                  =======   ======     ====      ====    =======

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                  DESCRIPTION OF DOCUMENT                       PAGE
 -------                 -----------------------                   ------------
  1.1+   Form of Underwriting Agreement (draft dated March 5,
          1997).
  3.1(1) Form of Amended and Restated Certificate of
          Incorporation of Registrant filed March  , 1997.
  3.2+   Certificate of Designation of Rights, Preferences and
          Privileges of Series E Participating Preferred Stock
          of Registrant.
  3.3(2) Form of Amended and Restated Certificate of
          Incorporation of Registrant to be filed upon the
          closing of the Offering made under the Registration
          Statement.
  3.4+   Amended and Restated Bylaws of Registrant dated
          February 28, 1997.
  4.1(2) Form of Registrant's Common Stock Certificate.
  4.2+   Amended and Restated Information and Registration
          Rights Agreement, dated as of January 7, 1997, between
          Registrant and the parties indicated therein.
  4.3+   Form of Preferred Shares Rights Agreement dated     ,
          1997.
  4.4+   Common Stock Purchase Warrant dated January 7, 1997.
  5.1(2) Opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation.
 10.1+   Form of Indemnification Agreement entered into by
          Registrant with each of its directors and executive
          officers.
 10.2(3) Semiconductor Technology License Agreement, dated as of
          July 4, 1991, between Registrant and NEC Corporation,
          including supplements and amendments thereto.
 10.3(3) Semiconductor Technology License Agreement, dated as of
          December 9, 1994, between Registrant and Goldstar
          Electron Co., Ltd, including supplements and
          amendments thereto.
 10.4(3) Semiconductor Technology License Agreement, dated as of
          November 15, 1996, between Registrant and Intel
          Corporation.
 10.5+   1990 Stock Plan, as amended, and related forms of
          agreements.
 10.6+   1997 Stock Plan and related forms of agreements.
 10.7+   1997 Employee Stock Purchase Plan and related forms of
          agreements.
 10.8(2) Facilities Lease
 10.9(2) Form of Promissory Note between the Registrant and
          certain executive officers.
 11.1    Statement of computation of Net Loss Per Share and As
          Adjusted Net Loss Per Share.
 21.1+   Subsidiaries of the Registrant.
 23.1    Consent of Coopers & Lybrand L.L.P., Independent
          Auditors.
 23.2(2) Consent of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation (included in Exhibit 5.1).
 24.1+   Power of Attorney (See page II-5).
 27.1    Financial Data Schedule.

--------

(1) Final version filed with Delaware Secretary of State to be supplied by amendment.

(2) To be supplied by amendment.

(3) Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+  Previously filed.